# UNITED STATES
# SECURITIES AND EXCHANGE COMM[redacted]
**Washington, DC 20549**



# Form 10-K

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
**For the fiscal year ended December 31, 2011**

**or**

☐ **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**Commission File No. 001-08439**

# LOJACK CORPORATION

*(Exact Name of Registrant as Specified in its Charter)*



| | |
|---|---|
| **Massachusetts** | **04-2664794** |
| *(State or Other Jurisdiction of Incorporation or Organization)* | *(IRS Employer Identification No.)* |
| **40 Pequot Way** **Canton, Massachusetts** | **02021** |
| *(Address of Principal Executive Offices)* | *(Zip Code)* |

**(781) 302-4200**
**(Registrant's Telephone Number, Including Area Code)**

**Securities registered pursuant to Section 12(b) of the Act:**

| (Title of Each Class) | (Name of Exchange on Which Registered) |
|---|---|
| Common Stock, $.01 par value | NASDAQ Global Select Market |
| Preferred Share Purchase Rights | |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (section 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☑

The aggregate market value of our common stock, $.01 par value per share, held by non-affiliates was approximately $72,257,000 as of June 30, 2011. The aggregate market value of common stock indicated is based upon the last traded price of the common stock as reported by NASDAQ on June 30, 2011.

As of March 1, 2012, there were 18,068,933 shares of our common stock issued and outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Certain information required in Part III of this Annual Report on Form 10-K is incorporated by reference to our to be filed definitive Proxy Statement for the Annual Meeting of Shareholders, scheduled to be held on May 17, 2012.

## LOJACK CORPORATION AND SUBSIDIARIES

### Table of Contents



In this Annual Report on Form 10-K, the terms "LoJack", "the Company", "we", "us", or "our", include LoJack Corporation and its consolidated subsidiaries unless otherwise expressly stated or the context otherwise requires.

In as much as the calculation of shares of our voting stock held by non-affiliates requires a calculation of the number of shares held by affiliates, such figure, as shown on the cover page hereof, represents our best good faith estimate for purposes of this Annual Report on Form 10-K. All outstanding shares beneficially owned by our executive officers and directors or by any shareholder beneficially owning more than 10% of our common stock, as disclosed herein, were considered for purposes of this disclosure to be held by affiliates.

## PART I

## ITEM 1 — BUSINESS

### OVERVIEW

LoJack is a leading global provider of technology products and services for the tracking and recovery of valuable mobile assets and people at risk of wandering. LoJack was organized as a Massachusetts corporation in 1978. Our unique integration with law enforcement agencies in the United States, together with our proprietary technology and radio frequency, or RF, network provide an effective means for the tracking and recovery of stolen vehicles, motorcycles, construction equipment, cargo and people at risk of wandering. As of December 31, 2011, LoJack products were operational in 28 states and the District of Columbia in the United States, Canada and 32 other countries internationally. Our technology has led to the recovery of over 300,000 vehicles globally, with an estimated value of nearly $4 billion.

### SEGMENT OPERATIONS

We have three separately reported business segments: North America, International and All Other. Our North America segment is comprised of our domestic operation, which sells products that operate in 28 states and the District of Columbia in the United States, as well as Boomerang Tracking Inc., or Boomerang, which provides vehicle recovery products in Canada. Our International segment sells products and licenses or owns and operates LoJack proprietary vehicle recovery technology in 32 countries and territories throughout Europe, Africa and Latin and South America and through our wholly owned subsidiary in Italy, LoJack Italia, SRL, or LoJack Italia. Our All Other segment includes LoJack SafetyNet Inc., or LoJack SafetyNet, which provides technology for the tracking and rescue of people at risk of wandering, or people at risk, and SC-Integrity, Inc., or SCI, which provides technology for the tracking and recovery of valuable cargo and business information.

For financial information about our segments, and for information reported by geographic area, see Note 12 to our consolidated financial statements contained herein at Item 8.

### THE LOJACK AND BOOMERANG SYSTEMS

#### *The LoJack Stolen Vehicle Recovery System*

The LoJack Stolen Vehicle Recovery System, or the LoJack System, is based on RF technology. In the United States, the LoJack System is comprised of a Registration System, which we maintain and operate; a Sector Activation System, or SAS, and Vehicle Tracking Units, collectively the Law Enforcement Components, each maintained by us and operated by law enforcement officials; and a LoJack Unit, which is installed in customers' vehicles. In the United States and Italy, the LoJack System is designed to be integrated with existing law enforcement computer systems and telecommunication systems and procedures. If a vehicle equipped with a LoJack Unit is stolen, its owner reports the theft to the local police department. If the theft is reported in a jurisdiction where the LoJack System is operational, a unique radio signal is automatically transmitted to the LoJack Unit in the stolen vehicle, activating its tracking signal. The Vehicle Tracking Unit, installed in police patrol cars and aircraft in the coverage areas (for detail see Global Presence section below), is used by law enforcement officers to lead them to the stolen vehicle using RF direction-finding technology to locate the LoJack Unit emitting the tracking signal. In Canada and Italy, the tracking of stolen LoJack equipped vehicles is performed by our personnel or by private parties under contract with us, and once a LoJack equipped stolen vehicle is located by our tracking team, we rely on local law enforcement agencies for the actual recovery.

Pursuant to agreements with state and local governmental agencies, we furnish the Law Enforcement Components to state, county and municipal law enforcement agencies at no cost to the agencies. The installation, testing and maintenance of the Law Enforcement Components are primarily our responsibility. Local law enforcement agencies operate the Law Enforcement Components pursuant to the terms of our agreements with states, counties or municipalities, as the case may be. The agreements with applicable law enforcement agencies generally are for initial terms of up to five years. Substantially all such agreements that would have expired have been formally renewed or informally continued upon completion of their initial term. The renewal or extension of any such agreement may be subject to competitive bidding. We have no legal obligation to customers to provide ongoing systems support and maintenance or to refund any of the purchase price if these agreements expire and are not renewed, or are terminated either by us or by the local law enforcement agencies.

We believe that the benefits to consumers from the LoJack System include the following:

- Approximately 90% recovery rate for cars and light trucks in the United States;
- Covert installation of the LoJack Unit which decreases the chance of discovery and system disablement;
- RF based technology that penetrates buildings and containers to facilitate tracking and recovery of vehicles that are hidden from view;
- Direct integration with law enforcement in the United States and in some foreign jurisdictions, which results in the automatic activation of the LoJack Unit upon a report of theft to police and tracking and recovery by police; and
- Insurance premium discounts which are mandated or offered in some foreign markets and some states within the United States.

Additionally, we believe that the LoJack System benefits law enforcement agencies by providing an extremely effective tool for combatting vehicle theft and helping to apprehend the suspects behind such crimes.

### *The Boomerang System*

The legacy Boomerang Tracking System, or Boomerang System, sold in Canada prior to the transition to the LoJack System during 2011, is based on RF and cellular technology and uses tracking devices internally developed by LoJack and the wireless network of a major Canadian telecommunications company for locating and tracking stolen assets. The cellular coverage area for Boomerang's tracking of stolen assets includes most of North America; however its service area is primarily in certain Canadian provinces. The Boomerang System consists of the Boomerang Unit that is installed in a purchaser's vehicle, the cellular network, the Boomerang Security Center and Boomerang Vehicle Tracking Units. If a vehicle equipped with a Boomerang Unit is stolen, the vehicle owner is instructed to report the theft to the local police department and the Boomerang Security Center. When the Boomerang Security Center is advised of a theft, it obtains the approximate location of the Boomerang Unit via a secure connection with the cellular carrier and then transmits a unique code causing the Boomerang Unit to transmit a tracking signal. Upon transmission of a tracking signal by the Boomerang Unit, a tracking vehicle, equipped with a Boomerang Vehicle Tracking Unit, is dispatched to the approximate location of the Boomerang Unit. In Canada, we use third parties to perform tracking. The Boomerang Vehicle Tracking Units use direction-finding technology to locate the source of the tracking signal emitted by the Boomerang Unit which, with the integration and/or assistance of local law enforcement personnel, leads to the recovery of the stolen vehicle.

## THE LOJACK ADVANTAGE OVER GPS FOR STOLEN VEHICLE RECOVERY

Unlike systems based on Global Positioning System, or GPS technology, our technologies can penetrate buildings and containers for the effective tracking and recovery of stolen mobile assets hidden from view, while GPS technology is easily jammed by such interferences. We differ from such GPS products in that our products are covert without any visible antennas or markings on the vehicle indicating presence of the LoJack System. Additionally, the direct integration of the LoJack System with law enforcement in the United States results in the automatic activation of the LoJack Unit upon the vehicle owner's report of the theft to police and, therefore, no third party intermediaries are involved in the activation or tracking process.

## PRODUCTS AND TECHNOLOGY

### *LoJack®*

The LoJack Unit is the component of the LoJack System that is installed in a consumer's vehicle. The LoJack Unit consists of a very high frequency, or VHF, transponder with a hidden antenna, microprocessor and power supply and contains a set of secret codes unique to the LoJack Unit. The LoJack Unit's transmitter is activated upon receipt of its unique activation code from the SAS. In the United States, the entry of a stolen vehicle report into law enforcement information systems in jurisdictions where the LoJack System is operational causes the SAS to broadcast the unique activation code to the LoJack Unit in the stolen vehicle, in turn causing the LoJack Unit to transmit a signal. An activated LoJack Unit will continue to broadcast until it receives a properly coded message to stop. The deactivation command is automatically sent to the LoJack Unit upon entry of theft recovery information in the law enforcement information system. All transmissions are made on a nationwide radio frequency allocated by the Federal Communications Commission, or FCC, for a variety of law enforcement tracking and recovery applications, including tracking and recovery of stolen vehicles, people at risk, individuals of interest to law enforcement, lost or stolen cargo and hazardous materials.

LoJack Early Warning®, sold as an optional component of the LoJack System, provides early notification to a vehicle or motorcycle owner in the event of operation by an unauthorized user. LoJack Early Warning consists of a uniquely coded key pass and a motion sensor that works with the LoJack Unit to monitor vehicle movement and detect the presence of the registered owner's key pass. Should the vehicle move without the registered owner's key pass present, a communication from the LoJack Unit in the vehicle is transmitted to the LoJack Control Center, a company-maintained database that provides automatic notification to the registered vehicle owner via e-mail, text message and/or phone call.

LoJack for Construction Equipment is designed specifically for installation on heavy equipment. It functions similarly to the traditional LoJack Unit, but has been modified to meet the Society of Automotive Engineers design standards for use on heavy-duty vehicles.

LoJack for Motorcycles is designed specifically for installation in "on road" motorcycles. It functions similarly to the traditional LoJack Unit, but has been modified and reduced in size so that it can be more covertly installed in the limited space of a motorcycle. LoJack Early Warning is a standard feature in most markets on LoJack for Motorcycles.

We also offer warranty products that may be purchased as a supplement to the original purchaser's warranty. These warranty products include: LoJack Extended Limited Recovery Warranty, LoJack Guarantee Plus 5000 (offered in all U.S. states except New York) and LoJack Protection Plus 5000 (New York only). For more information on our warranty products see the Product Warranty section below.

We license to Absolute Software Inc., a Vancouver, British Columbia company, or Absolute, the right to market its portable computer theft recovery products under the brand name LoJack for Laptops®. When a computer with LoJack for Laptops® is reported stolen and subsequently connects to the internet, the computer sends a signal to Absolute's monitoring center to identify its location and provide certain other information. Absolute then works with local law enforcement and internet service providers to recover the computer.

***Boomerang®***

The Boomerang Unit is the component of the Boomerang System that is installed in a purchaser's vehicle. The Boomerang Unit consists of a cellular band RF transponder with antenna, microprocessor and power supply. We continue to support the Boomerang Units sold prior to the transition to LoJack Units during 2011, however, we no longer offer the Boomerang Unit products. For a listing of the Boomerang Unit product suite previously offered, refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

If a vehicle equipped with a Boomerang Unit is stolen, the vehicle owner reports the theft to the local police department and the Boomerang Security Center. When the Security Center is advised of a theft and after a police report has been filed, the Security Center locates the approximate location of the Boomerang Unit via a secure connection with the cellular carrier network and then sends a unique code causing the Boomerang Unit to transmit a tracking signal. A tracking vehicle, equipped with a Boomerang Vehicle Tracking Unit is dispatched to the general area reported by the Boomerang Unit. The Boomerang Vehicle Tracking Units use sophisticated direction-finding technology to locate the source of the tracking signal emitted from the Boomerang Unit. Upon location of the stolen vehicle, Boomerang Vehicle Tracking personnel notify local law enforcement, who recovers the vehicle.

***LoJack SafetyNet***

The LoJack SafetyNet System is comprised of a Personal Locator Unit, or PLU, worn on the wrist of the subscriber, a Search and Rescue, or SAR, Receiver used by public safety agencies, a database of key information about the subscribers to assist in the search and rescue, and training of law enforcement and public safety agencies in the use of our technology in the search and rescue process. The PLU constantly emits an RF signal which can be tracked by trained search and rescue agencies using a SAR Receiver. The RF signal enables the police to pinpoint the precise location of a missing subscriber using a handheld, portable SAR Receiver.

### *SC Integrity*

We own approximately 64% of SCI. We license to SCI the use of the LoJack brand name for its cargo and tracking recovery solution, called LoJack InTransit™. LoJack InTransit™ uses three technologies (RF, GPS and Global System for Mobile Communication, or GSM) in combination to deliver a comprehensive solution for the prevention, detection, investigation and recovery of stolen cargo.

## GLOBAL PRESENCE

As of December 31, 2011, the LoJack System was operational in 28 states and the District of Columbia in the United States. We have available statewide coverage, defined as coverage of at least 80% of the state population, in Arizona, California, Connecticut, the District of Columbia, Maryland, Massachusetts, Michigan, New Jersey and Rhode Island. We have coverage available in major metropolitan areas, cities and high crime areas in Colorado, Delaware, Florida, Georgia, Illinois, Louisiana, Nevada, New Hampshire, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia and Washington. We identify and define coverage areas based on a qualitative analysis of population density, new car sales and geography.

We operate Canada's leading stolen vehicle recovery provider, Boomerang, with sales concentrated in the provinces of Quebec and Ontario. In 2011, we transitioned the Canadian business from the sale of Boomerang Units to LoJack Units. Our stolen vehicle recovery technology is also operational in 32 other countries and territories around the world. Internationally, we have a licensed presence in countries located in Latin and South America, Europe and Africa. In 2006, we began commercial activities in Italy through a wholly-owned subsidiary, and now have a national presence in Italy.

## BUSINESS MODEL

### *North America Segment*

Our revenue in the United States is derived primarily from the sale of LoJack Units, LoJack Early Warning Units and related products and extended product and recovery warranties to automobile dealers who resell the units to consumers. There are no additional monthly fees or service contracts associated with the sale of LoJack Units, LoJack Early Warning Units or extended product and recovery warranties. Approximately 87% of our revenue in the United States originates through this distribution network of automobile dealers. Expansion into additional markets beyond the automotive market through products such as LoJack for Construction Equipment and LoJack for Motorcycles leverages our existing network and requires no additional infrastructure. Approximately 7% of our revenue in the United States was derived from the sale of LoJack for Construction Equipment units and LoJack for Motorcycles units during the year ended December 31, 2011.

We contract with and certify select dealers and other third parties to install our products. In 2011, 60% of our products sold in the United States were installed by third parties, compared to 60% and 56% for the years ended December 31, 2010 and 2009, respectively. We monitor the quality of these installations through an extensive quality control process.

Our revenue in Canada is derived primarily from the service contracts related to the sale and installation of Boomerang Espion, Boomerang Espion Alert, Boomerang, Boomerang2 and BoomerangXpress Units. Customers who purchased a Boomerang Unit (prior to the transition to LoJack Units) were required to enter into a service contract with Boomerang. The terms of service contracts offered ranged from 12 to 60 months and were generally payable in full upon the activation of the related unit or renewal of a previous service contract. Customers were also offered a month-to-month option. Beginning in 2011, Boomerang introduced the LoJack technology in Canada and the business model and product offerings are now similar to those of the United States.

Approximately 12% of our revenue in Canada is derived from the unit sales through automotive accessory retailers and automobile dealers, while the remaining 88% of revenue is derived from associated service contracts. As of December 31, 2011, there was approximately $6,414,000 of deferred revenue resulting from approximately 45,000 active Boomerang Unit service contracts. As we continue the transition the customer base in Canada to LoJack Units, we expect the number of service contracts and related deferred revenue to decrease correspondingly.

Many insurance companies based in Quebec and Ontario offer rebates to customers who install a Boomerang or LoJack Unit in their vehicles, and in some instances, insurance companies require installation of a Boomerang or LoJack Unit in such vehicles.

Revenue from the North America segment accounted for 68%, 66% and 71% of our consolidated revenue for the years ended December 31, 2011, 2010 and 2009, respectively.

***International Segment***

LoJack technology is operational in 32 countries and territories outside of North America. We have developed our technology such that the LoJack System can be used by local law enforcement, by our licensees' own security organizations, or by a combination of both. International revenue is derived from the sale of LoJack Units, system infrastructure components, royalties, licensing fees and subscription and installation services. International licensing agreements are primarily denominated in U.S. dollars and are structured with up-front licensing fees, which may be substantial and are non-recurring. Our license agreements provide that we will supply components and products at prices to be determined from time to time and/or receive royalties based upon the licensees' LoJack based revenue. Approximately 94% of our international revenue was from the sale of LoJack Units during the year ended December 31, 2011.

At December 31, 2011, we held a 12.5% equity investment, with a carrying value of $1,541,000, in our Mexican licensee, a 5.5% equity investment, with a carrying value of $354,000, in our French licensee, and a 17.5% equity investment with a carrying value of $496,000, in our Benelux licensee. In addition, we hold less than a 10% equity interest in our licensees in Argentina and Hong Kong, for which we have no carrying value in our financial statements.

We have commercial operations in Italy through LoJack Italia. Since 2005, we have invested approximately $27,000,000 (comprised of LoJack network build out and operating losses) in LoJack Italia. We estimate this business will require an additional investment of approximately $1,000,000 to $2,000,000 over the next two to three years. Based on our experience with our current international licensees, we believe that LoJack Italia will generate long-term profitability and value after the investment period.

Our revenue in Italy is derived primarily from the sale and installation of LoJack Units and related service contracts. Purchasers of LoJack Units in Italy are required to enter into a service contract with LoJack Italia. The terms of service contracts offered range from 12 to 84 months and are generally payable in full upon activation of the related unit or renewal of a previous service contract. Customers are also offered a month-to-month option. Approximately 51% of our revenue in Italy is derived from the sale of LoJack Units, while the remaining 49% of revenue is derived from associated service contracts. As of December 31, 2011, there was approximately $2,405,000 of deferred revenue resulting from approximately 20,200 active service contracts.

Revenue from the International segment accounted for 30%, 32%, and 27% of our consolidated revenue for the years ended December 31, 2011, 2010 and 2009, respectively.

***All Other Segment***

Revenue in our All Other segment is derived primarily from SCI and LoJack SafetyNet and accounted for 2% of total revenue in 2011. SCI revenue is derived from the sale of tracking devices as well as subscription fees for monitoring service alerts and activity reporting. At December 31, 2011, there was approximately $412,000 of deferred revenue relating to SCI subscription based services.

LoJack SafetyNet revenue is derived primarily from the sale PLUs, replacement parts and monthly service fees. In 2011, LoJack SafetyNet continued the transition of the business model that began in 2010 from an order fulfillment revenue model servicing one primary customer, to a fulfillment and service model, providing the LoJack SafetyNet offering to caregivers and consumers for an upfront product fee, followed by a monthly service fee. As part of this new business model, we provide SAR Receivers directly to participating law enforcement at no cost.

## VEHICLE, ASSET THEFT AND PEOPLE AT RISK

### *North America Segment*

According to the most recent Federal Bureau of Investigation Uniform Crime Report for 2010, a motor vehicle is stolen in the United States every 42.8 seconds. In 2010, total motor vehicle theft in the United States was approximately 737,000 vehicles, with an estimated value of $4.5 billion. Most auto theft is carried out by sophisticated thieves, rather than amateur thieves. Thieves typically steal vehicles because of the profit potential of the vehicle's components on the black market. Also, in the United States, the national recovery rate for stolen vehicles has declined from 67% in 1999 to a 25 year low of 56% in 2010. The National Insurance Crime Bureau also reported that motorcycle theft totaled 49,791 stolen motorcycles in the United States in 2010. Of those motorcycles stolen, only 34% were recovered by law enforcement, making motorcycle owners and the insurance industry vulnerable to loss.

According to Statistics Canada, a federally commissioned statistics bureau, nearly 93,000 vehicles were stolen in Canada during 2010. The Insurance Bureau of Canada reported that in 2010 such crimes cost auto insurers and their policyholders approximately CAD$542 million and, when considering emergency response, court, policing, legal and out-of-pocket expenses, such as deductibles, the annual cost of auto theft in Canada approached $1 billion.

### *International Segment*

Interpol, which provides services for the law enforcement community to optimize the international effort to combat crime, indicated in a recent report that approximately 7.2 million vehicles were stolen globally in 2010, which represented a loss of more than $47 billion.

### *All Other Segment*

In the cargo security market, it is estimated that $10 to $30 billion in merchandise is stolen from cargo ships, trucks, ports, railroads and highways annually in the United States.

It is estimated that 5.4 million Americans suffer from Alzheimer's disease and that there will be between 11 and 16 million Americans affected by 2050. Wandering, the most life-threatening behavior associated with Alzheimer's disease, affects 59% of such patients, and 45% of the cases where the person is not located within 24 hours end in death. Additionally, autism affects one in every 110 children in the United States and children with autism are prone to wandering.

## SALES AND MARKETING

### *North America Segment*

Our sales and marketing approach in the United States focuses on the automotive channel, through which automobile dealers offer the LoJack Unit as well as our LoJack Early Warning and warranty products as options for both their new and used car sales. We market our products to these dealers primarily through a national sales force, which we supplement with independent sales representatives. Each salesperson routinely visits new and used car dealers to educate and train dealership personnel on the benefits of the LoJack System and related products. We also utilize a direct response program to sell the LoJack product to specific markets, such as the market for classic cars, as well as extended warranty and related products to our installed end customers. In order to ensure that the LoJack Unit and related products can be financed as a part of the purchase price of the vehicle, we continue to develop arrangements with major finance companies to help improve the availability of credit for the end consumers.

The LoJack brand has a brand awareness of approximately 81% in the United States according to a brand study performed in 2011. This brand awareness is beneficial to all existing sales channels and product lines, including automotive, commercial, motorcycle and laptops and may prove beneficial to channels and product lines we may enter in the future.

Building on our already high brand awareness rates, we continue to drive engagement from key stakeholders through our digital marketing strategy. We proactively invest in our online properties, specifically the lojack.com website, which receives approximately one million visitors annually. In addition, during 2011 we significantly increased our social media presence and are pursuing expansion plans in this area. As approximately half of the consumers in the United States are concerned about car theft, being able to reach these consumers through all means possible, particularly new media, is a key component of our plans.

To supplement installation efforts, we have cooperative arrangements with third parties specializing in after-market sales and installation of vehicle accessories to increase penetration in existing markets in a cost effective manner.

We also market LoJack for Construction Equipment directly to owners of commercial equipment and to consumers using (a) a sales force that calls on construction equipment owners and manufacturers, (b) telemarketing representatives, and (c) direct mail.

We market LoJack for Motorcycles through the motorcycle dealer channel.

We license the LoJack brand name to Absolute for use in connection with theft recovery products for laptop computers. All sales and marketing efforts associated with the LoJack for Laptops product are controlled and funded by Absolute.

Our Canadian sales and marketing efforts are concentrated in Quebec with expansion into Ontario completed in January 2012. During 2011 we re-launched our Canadian efforts using the LoJack brand, technology and law enforcement model. In Quebec, we partner with insurance companies that mandate and/or give rebates on insurance costs for a stolen vehicle recovery system on high priced or high risk of theft vehicles. We maintain a direct sales force in Quebec, which works directly with insurance companies, insurance brokers and local resellers of the Boomerang System and the LoJack System. We also sell these products directly to consumers and commercial businesses through a company-owned distribution center and traveling sales representatives. Boomerang subscribers in Quebec accounted for 72% of our total subscribers in Canada in 2011.

***International Segment***

In territories where our licensees operate, the business, including the sales and marketing efforts, is typically controlled and funded by our international licensees and their respective management teams.

In Italy, our sales and marketing approach is focused on the automotive channel, fleet operators and participants in the insurance segment. In the automotive channel, LoJack Units, LoJack Early Warning and extended warranties are offered as options on new and used vehicle sales. We use a direct sales force, supplemented by outside sales agents, to visit automotive dealerships and to educate and train dealership personnel on the benefits of the LoJack System and related products. We engage with insurance companies, agents and brokers to provide premium discounts and to facilitate the distribution of LoJack products and services. We continue to use public relations campaigns and cooperative advertising initiatives with certain car dealers to promote consumer awareness of our product in Italy.

***All Other Segment***

SCI's sales and marketing efforts are concentrated in the United States and target customers who transport high value cargo by truck or rail. In addition, SCI's sales efforts target companies who want to track valuable business information and clinical data between multiple locations.

Our sales and marketing efforts for LoJack SafetyNet are concentrated in select markets in the United States, specifically major metropolitan areas within Massachusetts, Florida and Pennsylvania, where we are expanding our network of law enforcement and public safety agencies that provide the tracking and rescue of people at risk. We are marketing LoJack SafetyNet directly to caregivers of those with Alzheimer's, autism and other cognitive disorders.

## GROWTH STRATEGY

Our goal is to strengthen our leadership position in the markets for vehicle and mobile asset tracking and recovery, while building our business in newer markets such as cargo. We plan to accomplish this through new product development, market expansion, relationships with new and established distributors and the global development of the LoJack brand. In addition, if appropriate, we may make acquisitions as a means to add channels of distribution for the LoJack brand or as a way to acquire new technology or products, which could be sold through our existing channels of distribution.

### *North America Segment*

Our growth strategy in North America is to use internal resources and partnerships with third parties to increase unit sales and profitability in the automotive, motorcycle and commercial channels, develop new alternative channels, and develop and introduce new products to leverage our strong brand recognition and reputation for tracking and recovering.

As the automotive market continues to recover, we have developed strategies and tactics to ensure growth in line with industry trends. We are in the process of reorganizing our sales and marketing organizations to reflect changes and opportunities in the industry in order to maximize the return on our resources.

We have invested in and are developing new sales programs to address the need that automobile dealers have to generate new sources of sustained income. We are strategically restructuring our relationships with targeted dealers to make it easier for them to sell our solutions, increase their profits and create a new business model. We are also partnering with our dealers to strengthen our relationships with our end customers and are leveraging the dealer channel to expand our direct to consumer sales. We continue to develop arrangements with major finance companies to improve the availability of credit for consumers to ensure the LoJack Unit and related products can continue to be financed as a part of the purchase price of the vehicle. We are also implementing a robust system interface with our dealers and are offering them expanded services to generate higher penetration rates and stronger long term relationships. We will continue to expand our varied distribution and installation programs to sell and install LoJack Systems more cost effectively.

Our commercial division is well positioned to take advantage of a growing marketplace for the purchase of construction equipment due to our strategic alliances with many of the top commercial rental equipment companies and the original equipment manufacturers, or OEMs. A ruggedized LoJack Unit is installed at the OEM on selected construction equipment that is most prone to higher theft rates.

In recent years, vehicle gross margins have declined for dealers. This trend has created an increasing emphasis on selling add-on products on each vehicle purchase in order to improve per vehicle profitability. The LoJack Stolen Vehicle Recovery system is unique among many of the add-on products in that it is a physical product (versus an insurance product) that is effective at recovering stolen vehicles. It is the only stolen vehicle recovery system that we are aware of that is integrated with law enforcement systems. In order to take advantage of our unique position among add-on products as well as capture the organic growth that the US Automotive industry is projected to experience in the coming years, we are increasing our investment in sales and marketing to the US dealer channel including a focus on new product additions, dealer training and account coverage.

As of December 31, 2011, the LoJack System operated in 28 states and the District of Columbia, covering about two-thirds of the population in the United States. We will expand into additional markets as they become commercially feasible.

Our Canadian growth strategy focuses on sales and marketing efforts primarily in Quebec, with the introduction of the LoJack technology in Ontario completed in January 2012. We intend to continue to develop relationships with insurance companies to maintain and extend mandates for the LoJack System as a condition for consumers to obtain insurance coverage and to further educate insurance companies and insurance brokers about our services. We plan to maintain a direct sales force in Quebec that works with automotive accessory retailers and increase our sales force that deals with automobile dealers in both Quebec and Ontario who sell and install LoJack products. We intend to continue to utilize our distribution center, which sells and installs LoJack Units.

### *International Segment*

Our international growth strategy is to increase sales in countries where the LoJack System presently operates while continuing to identify new territories. We work with our licensees to apply best practices from other successful LoJack markets, to support new business models to address market opportunities and to leverage multi-territorial business opportunities. Our new territory development activities are focused primarily on those countries which have characteristics that are similar to our successful licensed territories. We generally target those territories in which the combination of new vehicle sales, existing cars on the road, population density and the incidence of vehicle theft is significant. Market expansion may be in the form of licensing the use of the LoJack technology and/or making strategic investments in or acquisitions of businesses.

From time to time, we may make direct strategic investments in international licensees, some of which may be substantial, in order to enable them to gain market share. Our investment strategy has focused on those markets which we believe represent the best opportunities for revenue generation or where we can positively impact market penetration and revenue growth.

We have a common global platform which utilizes the same basic unit to operate on the varying global RFs used for stolen vehicle recovery. This common platform has contributed to growth in our international business due, in large part, to reduced product costs achieved through manufacturing efficiencies.

In Italy, our growth strategy is to use our internal and external sales and marketing resources to penetrate the stolen vehicle recovery market through the automotive dealership channel, automobile manufacturers, fleet operators and participants in the insurance segment.

Our International segment headquarters is located in Dublin, Ireland. Our subsidiary LoJack Equipment Ireland Limited, or LoJack Ireland, supports business development, administrative and distribution activities for our International segment and provides support to our wholly-owned business in Italy and our international licensees in the Americas, Africa and Europe.

### *All Other Segment*

SCI's growth strategy focuses on the expansion of its nationwide sales efforts and targets companies who transport valuable cargo by ocean, truck, air or rail to, from, and in the United States, Canada and Mexico. Our customers are generally companies in the electronics, tobacco, pharmaceutical and retail industries that want to protect the integrity of the supply chain and reduce risk on their high value shipments.

LoJack SafetyNet's growth strategy focuses on creating consumer awareness of our technology to assist in the search and rescue process for people at risk in select markets in 2012, specifically targeted at major metropolitan areas within Massachusetts, Florida and Pennsylvania. Prior to entering each such market, we plan to identify and engage with prospective public safety agencies, educate those agencies about our product, obtain commitments from them to provide search and rescue services, and develop the market through public relations and awareness campaigns.

## PRODUCT DEVELOPMENT

We concentrate our research and development activities on enhancing our proprietary stolen vehicle recovery network and new products that meet market needs for tracking and recovery of valuable assets. Our product development efforts utilize our knowledge of law enforcement processes and systems to provide products that integrate into law enforcement operations and facilitate the tracking and recovery or rescue processes. Our engineering staff develops products either internally or in conjunction with third parties.

Our core LoJack Unit provides a common platform for both domestic and international operations by utilizing the same basic unit to operate on various RFs used in the countries where our technology is utilized for stolen vehicle recovery. The seventh generation self-powered LoJack Unit is based on a newly developed proprietary power management protocol. This self-powered unit does not draw any power from a vehicle's battery or electrical system, which makes it well suited for the vehicles of today and the future, including hybrid and electric cars. Additionally, the seventh generation solution can be installed in more locations inside a vehicle, which makes the LoJack Unit even more covert. This is particularly important in countries in Latin America and in Africa where theft rates are especially high. Lastly, the installation process is simpler and thus more efficient for our technicians, dealers who are certified to install such devices and our global licensees and their installation partners. The roll-out of the seventh generation technology was substantially completed for our domestic business by the end of 2010, however the roll-out continued for our licensees throughout 2011 with expected completion in 2012. In the fourth quarter of 2011 we released the ruggedized product variant of our seventh generation technology which features a construction-tested ruggedized housing. With the roll-out of our seventh generation technology nearing completion, we announced the end of manufacturing for the fifth generation LoJack Unit in 2012.

We coordinate the research and development efforts for our North America and International segments in order to offer new products that meet market needs for the tracking and recovering of stolen mobile assets.

Costs for product development are expensed as incurred and include salaries, fees to consultants, and other related costs associated with the development of new products. Product development expenses totaled $5,318,000, $6,162,000 and $6,994,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

## GOVERNMENT REGULATION AND APPROVAL

### *North America Segment*

The FCC-allocated frequency used by the LoJack System in the United States is set aside for nationwide use by state and local law enforcement and public safety agencies for stolen vehicle recovery, the tracking and recovery of stolen or missing cargo and hazardous materials, the tracking and rescue of people at risk and people of interest to law enforcement when established boundaries are violated, automatic notifications of vehicle fires or collisions, and carjacking alerts. Law enforcement and public safety agencies in jurisdictions where we operate have been granted authority by the FCC to use this frequency.

In connection with our domestic operations, we must obtain the cooperation of law enforcement or public safety agencies for implementation of the LoJack System before sales of LoJack Units may commence in a given jurisdiction. This process may be time consuming and costly and is subject to considerations generally affecting the process of governmental decision-making. In some jurisdictions, governmental participation may be terminable at the convenience of the executive or legislative body. Any such termination could have a material adverse effect on future sales in such jurisdictions.

If we were to seek to charge more than nominal prices for the Law Enforcement Components, governmental appropriation of funds would be required. Most government agencies have established, by policy, statute or regulation, a process requiring competitive bidding for all acquisitions of products and equipment. This process may cause us additional delay and expense. To date, we have not sought to charge law enforcement agencies for the Law Enforcement Components and do not expect to do so in the near future.

The expansion of the LoJack technology into Canada required approval by Industry Canada of equipment and authorization from Industry Canada for LoJack to transmit in Canada on the same RF allocated by the FCC for the LoJack System in the United States. The necessary equipment and transmission approvals have been obtained, and LoJack is currently fully operational in Quebec and became operational in Ontario in January 2012.

The legacy Boomerang tracking beacon operates on an unlicensed frequency and does not require specific government approval. In Canada, the tracking of stolen LoJack or Boomerang equipped vehicles is performed by our personnel or by private parties under contract with us. Although specific governmental licensing and approval are not required, once a LoJack or Boomerang equipped stolen vehicle is located by our tracking team, we rely on local law enforcement agencies for the actual recovery. Establishing and maintaining a good relationship with law enforcement agencies is important to our business in Canada.

### *International Segment*

Our international licensees and LoJack Italia are each subject to government regulation and approval risks similar to those in our North America segment.

### *All Other Segment*

The FCC granted us a Rule and Order to use our existing frequency for the tracking and recovery of stolen or missing cargo and hazardous materials, the tracking and rescue of people at risk and people of interest to law enforcement when established boundaries are violated, automatic notifications of vehicle fires or collisions, and carjacking alerts. As a result of this ruling, we are able to leverage our technical infrastructure and extend our integration with law enforcement and public safety agencies beyond stolen vehicles to include the other diverse applications. This Rule and Order complements our efforts to diversify the LoJack business, including the introduction of LoJack SafetyNet and our efforts to penetrate the cargo space, through our investment in SCI.

## PRODUCT WARRANTY

### *North America Segment*

*LoJack Parts & Labor Warranty.* We warrant to original purchasers that the LoJack Unit and LoJack Early Warning will be free from defects in material or workmanship for a period of two years from the date of installation. If the product proves to be defective in material or workmanship within that period, we will, at our option, either replace or repair the product.

*LoJack Limited Recovery Warranty.* We also warrant to original purchasers of LoJack Units that if their LoJack equipped vehicle is stolen and reported to police in a covered jurisdiction within two years of installation and not recovered within 24 hours from the time that the theft is reported to the police, we will pay the consumer an amount equal to the full purchase price paid for the LoJack Unit up to a maximum of $695 (up to $995 if the consumer also purchased LoJack Early Warning). For an additional charge, the original purchaser of the LoJack Unit can elect to extend the warranty period from two years to a period equal to the time they own their LoJack equipped vehicle, not to exceed seven years.

*LoJack Guarantee Plus 5000 (sold in all U.S. states in which we do business other than New York).* Consumers may purchase an additional five year warranty in which we, or in most jurisdictions an independent third party insurer, warrant to original purchasers of LoJack Units that, if the vehicle becomes a total loss due to theft, or is not recovered within 30 days from the time the theft is reported to the police, the consumer may receive up to $2,500 to cover theft-related expenses plus up to an additional $2,500 towards the purchase or lease of a replacement vehicle if the consumer purchases the replacement vehicle from the original dealer. We have insured the risk relating to these warranty claims with an independent third party provider.

*LoJack Protection Plus 5000 (sold in New York only).* Certain dealers sell LoJack Units with an additional five year certificate in which an independent third party insurer guarantees to original purchasers of LoJack Units that, if the vehicle becomes a total loss due to theft or is not recovered within 30 days from the time the theft is reported to the police, the consumer may receive up to $2,500 to cover theft-related expenses such as insurance deductible, substitute vehicle rental, airfare if the vehicle is stolen more than 100 miles away from home, or nightly accommodations and meals. In addition, the consumer may be eligible to receive $2,500 towards the purchase or lease of a replacement vehicle if the consumer purchases the replacement vehicle from the original dealer.

*Boomerang Parts & Labor Warranty.* We warrant to original purchasers that the Boomerang Units will be free from defects in material or workmanship for a period of two years from the date of purchase. A one-year limited warranty on parts and labor applies to BoomerangXpress Units. If the product proves to be defective in material or workmanship, during such period, we will, at our option, replace or repair the product or reimburse the purchase price paid.

*Boomerang Limited Recovery Warranty.* We warrant to purchasers of Boomerang Units that if a Boomerang equipped vehicle is stolen and not recovered within 60 days of the reported theft, we will pay the consumer an amount equal to the actual purchase price of the unit, the installation fees and service fees for the current contract term, up to a maximum of CAD$1,000 for the Boomerang Units and CAD$2,000 for the Boomerang Units with automatic theft notification. For the BoomerangXpress Units we will offer the consumer a new unit, including installation, during such period.

*LoJack Limited Recovery Warranty (sold in Canada only).* We warrant to purchasers of LoJack Units in Canada that if a LoJack equipped vehicle is stolen and not recovered within 30 days (14 days for Early Warning products) of the reported theft, we will pay the consumer an amount equal to the actual purchase price of the unit.

### *All Other Segment*

SCI warrants its hardware devices to be free of defects in materials or workmanship for a period of one year after date of purchase. All external batteries, cases or wiring provided by SCI as part of an assembled device are warranted for a period of 30 days from date of purchase. Any hardware item covered by SCI's warranty and found to be defective during the warranty period will be repaired or replaced at SCI's discretion.

We warrant to consumers that the LoJack SafetyNet PLU will be free from defects in material, workmanship or design for a period of one year from the date of purchase. If the product proves to be defective in material, workmanship or design within that period, we will replace the PLU. Under the LoJack SafetyNet warranty, our maximum liability may not exceed $500.

## PATENTS, TRADEMARKS AND LICENSES

### *North America Segment*

Our strategy regarding intellectual property in our North America segment is multifaceted. We register our trademarks and apply for patents for our inventions after considering a number of factors including but not limited to the scope and extent of our portfolio of patents. We protect certain intellectual property as confidential information or trade secrets. We are actively involved in protecting our intellectual property and have undertaken administrative and legal measures against companies, which, in our opinion, have infringed on our rights.

We hold a patent portfolio that covers vehicle tracking, security and recovery technology. The portfolio includes United States Patent Nos. 5,917,423, 6,229,988B1, 6,522,698B1 and 8,013,735B2 which expire in 2015, 2018, 2017 and 2029, respectively, each of which covers portions of the LoJack System. Each of these patents adds to the predecessor patents by adding functionality that we believe yields a competitive advantage. United States Patent No. 7,973,649 covers LoJack Early Warning and expires in 2022. Our portfolio further comprises additional patents and patent applications that protect important aspects of our products including, but not limited to, power management in our products, efficient operation of the LoJack network, and also potential future products. In addition, we hold unpatented confidential information or trade secrets that are integral to the operation of the LoJack System. We believe that protection of the unpatented intellectual property will continue beyond the expiration of the stated patents.

In Canada we hold a patent portfolio that covers location, tracking and recovery using an existing network, vehicle location using a kinetic network, our two-way tracking beacon and anti-jamming technology. The portfolio includes Canadian Patent No. 2,203,302 which expires in 2017 (corresponding to United States Patent No. 5,895,436 which expires in 2016), a Canadian patent application No. 2,439,839 (corresponding to United States Patent No. 7,091,835B2 which expires in 2023) and Canadian Patent No. 2,395,843 (corresponding to United States Patent No. 6,498,565B2) which expires in 2021.

Although management believes the patents and trade secrets have value, there can be no assurance such patents and trade secrets will effectively deter others from manufacturing and marketing a competitive stolen vehicle recovery system.

The LoJack name and logo are registered trademarks in the United States and many other countries. We believe that the LoJack trademark and other trademarks have sufficient recognition to give us a competitive advantage.

We have registered or filed for the registration of our trademarks Boomerang, Boomerang2, Boomerang & Design (logo), BoomerangXpress, Boomerang Espion and Boomerang Espion Alert in Canada. We believe these trademarks have sufficient recognition to give us competitive advantage in the Canadian market.

We license to Absolute the use of our trademark for their consumer mobile device theft recovery and data protection products which are marketed under the name LoJack for Laptops®. We have a registered trademark for LoJack for Laptops® in several jurisdictions.

### *International Segment*

In addition to the portfolio described above, we hold patents corresponding to United States Patent Nos. 5,917,423, 6,229,988B1 and 6,522,698B1 in a number of jurisdictions, that generally expire in the same year. Additional patent applications corresponding to pending United States applications are pending in various countries where we or our licensees either currently do business or intend to do business. In addition, we protect internationally the unpatented trade secrets that are integral to the operation of the LoJack System. We believe that protection of the unpatented intellectual property will continue beyond the expiration of the stated patents, and we license those patents and our trade secrets to our international licensees.

The LoJack name and logo are registered trademarks in many countries internationally.

### *All Other Segment*

LoJack SafetyNet and SCI, Inc. have unpatented intellectual property which we believe is valuable to their respective businesses which we protect as trade secrets. Additionally, US Patent No. 8,013,735B2 noted above is material to SCI's business, and our portfolio includes patents material to the LoJack SafetyNet business, particularly US Patent Application 12.803,338 that is pending.

## COMPETITION

### *North America Segment*

We believe that we have several competitive advantages in the United States, including our proprietary RF technology and two-way tracking beacon, our distribution networks, our distributed installation capacity, our well-known brand and our integration with law enforcement. Our RF technology is proven to be effective for the tracking and recovery of stolen vehicles and mobile assets. We hold a patent portfolio that covers vehicle tracking, security and recovery. We have developed a network in the United States that would be very expensive for a competitor to replicate. We have an established distribution network in the automotive, motorcycle and construction channels in the United States. Additionally, in the United States, we have a distributed installation capacity which allows us to go to the customer, rather than requiring the customer to come to us. Based on a brand study performed in 2011, we have a well-known brand with a brand awareness of approximately 81% in the United States, which provides us a strong competitive advantage. The LoJack System is directly integrated with law enforcement in the United States and, as a result, we have a detailed understanding of law enforcement systems and procedures. We are unaware of any competitor who provides a system capable of being operated or actively monitored exclusively by law enforcement agencies. We believe these competitive advantages present substantial barriers to competitive entry into our existing markets.

We market the LoJack System as a stolen vehicle recovery device. Our management believes, however, that makers of auto theft prevention devices and GPS devices view the LoJack System as competitive, and, consequently, we face competition from companies that sell vehicle security and theft prevention devices. To the extent that OEMs develop and market their own products for the recovery of stolen vehicles, we would also face competition from these companies. Some of the competitors and potential entrants into the vehicle tracking market have greater resources than we do. In addition, there can be no assurance that a competitor will not develop a system of theft detection or recovery which would compete with or be superior to the LoJack System.

We believe that we face competition in both the United States and Canada from companies selling GPS products, technologies offering concierge types of services, vehicle alarms and third party warranty and insurance products; not because the products are comparable to the products we offer, but because they are competing for the same available consumer funds in the automobile security products after-market space. Several competitors or potential competitors are marketing or have announced the development of products, including those that are based on GPS technology, which claim to have stolen vehicle tracking features that may compete directly with the LoJack System. To our knowledge, none of these products are directly integrated with law enforcement systems or operated and monitored exclusively by law enforcement agencies, as is the LoJack System.

### *International Segment*

We believe that we have several competitive advantages in the International segment, including an established network though our licensees and wholly owned operations in Italy. Several competitors or potential competitors are marketing or have announced the development of products, including those that are based on RF technology, cellular technology, GPS technology or some combination of these technologies, which claim to have stolen vehicle tracking features that may compete directly with the LoJack System in our International segment. In addition, to the extent that OEMs develop and market their own products for the recovery of stolen vehicles in international markets, we would also face competition from these companies. In some instances, competitors have a market share comparable or larger than that of our licensees. The competitive environment in regions with relatively high rates of auto theft, such as many countries in South America and parts of Africa, is generally more intense than in regions with lower rates of theft. Competition in Europe has become more intense, with many competitors offering stolen vehicle tracking devices that utilize cellular and GPS technologies. In addition, certain competitors have established relationships with automobile manufacturers to promote or incorporate their product offerings.

### *All Other Segment*

We believe SCI and LoJack SafetyNet face competition from companies selling GPS and cellular phone systems which market themselves as solutions for cargo tracking and tracking and rescuing people as a service offering. We believe that our integration with law enforcement and public safety agencies as well as our RF technology, which allows for recovery in areas where other technologies may fail, including concrete structures or densely wooded areas, create unique competitive advantages for both SCI and LoJack SafetyNet within their relevant markets.

## CONTRACT MANUFACTURING ARRANGEMENTS AND INVENTORY

We have a contract manufacturing arrangement for the LoJack Unit and other LoJack System components sold in the North America and International segments with Celestica Inc., and Plextek Limited (which subcontracts the physical manufacturing to Clarion Malaysia). We believe that several companies have the capability to manufacture LoJack Units.

In the North America segment, we generally seek to maintain a supply of LoJack Units which we believe is sufficient to fulfill orders as they are received and maintain no order backlog. In the International segment, because of the uneven buying patterns of our licensees, we tend to produce the LoJack Units based upon forecasts and orders provided by our international licensees relating to our international markets.

We maintain an inventory of certain LoJack System Law Enforcement Components beyond our current requirements in order to facilitate expansion into additional markets.

In the past, we have experienced some seasonal fluctuation in the business, primarily with respect to the International segment, with sales in many of our international markets tending to be higher in the fourth quarter of the year due primarily to the impact of annual volume pricing to our international licensees. First quarter sales have tended to be the lowest.

## EMPLOYEES

As of February 2012, we had a total of 607 full-time employees, 549 of whom were working in the North America segment, 34 of whom were working in the International segment and 24 of whom were working in the All Other segment.

## INTERNET ADDRESS AND SEC REPORTS

We maintain a website with the address www.lojack.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission, or the SEC. We also include our corporate governance guidelines, certain policies and the charters for each of the major committees of our board of directors on our website and intend to update these documents if amended as soon as reasonably practicable. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, and the address of that site is www.sec.gov.

## EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning our executive officers is set forth below.

| Name | Age | Title |
|---|---|---|
| Richard T. Riley | 55 | Executive Chairman |
| Randy L. Ortiz | 54 | President and Chief Executive Officer |
| Donald R. Peck | 54 | Executive Vice President and Chief Financial Officer |
| Steven G. Schlerf | 59 | Senior Vice President, Order Fulfillment |
| Kevin M. Mullins | 57 | Senior Vice President and General Manager (U.S. Automotive) |
| Thomas M. Camp | 48 | Senior Vice President and General Manager (International) |
| Richard Ross | 41 | Vice President of Global Supply Chain |
| Scott J. Tripp | 44 | Vice President of Domestic Operations |

Mr. Riley currently serves as LoJack's Executive Chairman. Mr. Riley will continue to serve in this role through May 24, 2012, at which point he is expected to retire from the Company but remain serving on the Board of Directors. From May 2010 until November 2011, Mr. Riley served as LoJack's Chairman of the Board, President and Chief Executive Officer. Prior to becoming our Chairman of the Board, President and Chief Executive Officer, Mr. Riley served as our Executive Chairman of the Board of Directors from January 2009 until May 2010. Prior to becoming our Executive Chairman, Mr. Riley served as our Chairman and Chief Executive Officer from November 2006 until December 2008. From February 2005 until November 2006, Mr. Riley was our President and Chief Operating Officer and a member of our Board. Mr. Riley has served as a Director of the Company since February 2005. Prior to joining the Company, Mr. Riley served as an officer and director of New England Business Service, Inc., or NEBS, then a public company listed on the New York Stock Exchange prior to its acquisition by Deluxe Corporation. He served as President, Chief Executive Officer and Chief Operating Officer from 2003 to 2004 and as President and Chief Operating Officer of NEBS from 2002 to 2003. Prior to that, he served as a Senior Vice President of NEBS from 1998 to 2002, as President, NEBS Direct Marketing from 2001 to 2002, as President, Integrated Marketing Services from 2000 to 2001 and as President of Rapidforms (acquired by NEBS in 1997) from 1992 to 2000. Mr. Riley served as a director of NEBS from 2002 to 2004. He serves as Chairman of the Supervisory Board of VistaPrint, N.V., a publicly held company in the printing and graphic arts business, and Micro-Coax, Inc., a privately held manufacturer of microwave and cable products. Mr. Riley also serves on the Board of Directors of Dorman Products, Inc., a publicly held supplier of automotive replacement parts and service line products.

Mr. Ortiz was appointed as LoJack's Chief Executive Officer and President effective November 1, 2011. Prior to joining LoJack, Mr. Ortiz served as Chief Executive Officer of Carmoza LLC from November 2010 to October 2011, and as director of Carmoza LLC from April 2010 to October 2011. From 2007 through March 2010, Mr. Ortiz served as General Manager, Ford and Lincoln-Mercury Sales Operations, a division of Ford Motor Company. From 2002 to 2006, Mr. Ortiz served as General Sales Manager, Ford Customer Service Division, General Manager, Ford Worldwide Export Operations and held various other management positions with Ford Motor Company from 1982 to 2002.

Mr. Peck joined LoJack in October 2011 as our Executive Vice President and Chief Financial Officer. Prior to accepting this position with the Company, Mr. Peck served as Executive Vice President, Chief Financial Officer and Treasurer at Satcon Technology Corporation from March 2010 to May 2011. From September 2007 through January 2010, Mr. Peck served as Executive Vice President, Chief Financial Officer and Treasurer at Egenera, Inc. He also served as Executive Vice President, Chief Financial Officer, Secretary and Treasurer of The First Marblehead Corporation from 2003 through 2007.

Mr. Schlerf joined LoJack in May 2006 and is currently Senior Vice President, Order Fulfillment. From May 2006 to April 2008, Mr. Schlerf served as Vice President of Operations. Prior to joining the Company, from 2004 to 2006, Mr. Schlerf was a private investor. Mr. Schlerf served in various positions for NEBS prior to 2004, serving as Senior Vice President of Manufacturing and Technical Operations from 1998 to 2004, Vice President, Manufacturing and Technical Operations from 1996 to 1998, and as Vice President, Image Manufacturing and Product Development from 1995 to 1996.

Mr. Mullins joined LoJack in February 1996 and is currently Senior Vice President and General Manager of U.S. Sales. From June 2001 to January 2005 Mr. Mullins served as Vice President of Sales and from February 1996 until May 2001, Mr. Mullins served as Vice President of Sales and Marketing. From 1976 until joining LoJack, Mr. Mullins served in a variety of positions at Procter & Gamble Company, Inc., including District Sales Manager, Customer Business Development Manager and Northeast Operation Manager.

Mr. Camp joined LoJack in May 2002 and is Senior Vice President and General Manager, International. He served as Vice President of Corporate Development from May 2002 to September 2004. From 1999 until joining LoJack, Mr. Camp held executive positions with Go2Net, Inc. from 1999 to 2000 and InfoSpace, Inc. from 2000 to 2001. He was a corporate and securities attorney with the law firm of Hutchins, Wheeler and Dittmar from 1990 to 1999.

Mr. Ross joined LoJack in 2003 and has served as Vice President of Global Supply Chain since September 2010. He served as Director of Supply Chain from October 2008 to September 2010 and served in a variety of roles in Product Management since joining LoJack in 2003 until his appointment as Director of Product Management in 2007. Prior to joining the Company, Mr. Ross held roles of increasing responsibility in marketing, product development and supply base management at several companies associated within the automotive industry, including Stoneridge Electronics and Textron Automotive Company.

Mr. Tripp joined LoJack in 1990 and is currently Vice President of Domestic Operations. Mr. Tripp served as our Director of Operations from 2001 to 2008 and Regional Operations Manager from 1999 to 2001. Prior to 1999, Mr. Tripp held a variety of roles of increasing responsibility within our operations organization.

There are no arrangements or understandings pursuant to which any executive officer was or is to be selected for appointment, election or reelection. There are no family relationships among any directors or executive officers.

## ITEM 1A — RISK FACTORS

### RISKS RELATING TO OUR BUSINESS

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of, or that we currently think are immaterial, may also impair our business operations or financial results. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations could suffer and the trading price of our equity securities could decline. Our shareholders should consider the following risks and the information contained under the heading "Warning Regarding Forward-Looking Statements" in Item 7 before deciding to invest in our securities.

***The automotive industry is sensitive to changing economic conditions and various other factors. Our business and results of operations are substantially dependent on new vehicle sales levels in the United States and the sales of LoJack products in our particular geographic markets.***

The unfavorable economic conditions which have affected the United States for the past few years, including low economic growth, high unemployment, and the decline in wealth resulting from depressed housing and equity markets, have adversely impacted the automotive retail market. Concerns over sovereign debt levels in the United States and/or Europe, and the possible negative implications to banks and the global economy arising out of the European debt crisis, could have an adverse effect on the U.S. economy, credit availability, consumer confidence, and the demand for new and used vehicles. We believe that these factors, amongst others such as fuel prices, manufacturer incentives (and consumers' reactions to such offers), inventory availability, product quality and affordability and innovation, could affect sales of new vehicles in the United States and the sales of LoJack products in our particular geographic markets. Current and future economic conditions could adversely affect consumer spending in the automotive industry, as such spending is often discretionary and may decline during economic downturns when consumers have less disposable income. The great majority of our domestic gross unit sales for the year ended December 31, 2011 were made through a distribution network consisting of automobile dealers that offer LoJack Units as an option on both their new and used automobiles. Changes in interest rates or in the availability of financing for vehicles and accessories can significantly impact industry new vehicle sales and LoJack sales due to the direct relationship between interest rates and monthly loan payments, a critical factor for many vehicle buyers, and the impact on customers' borrowing capacity and disposable income. Our product sales may differ from overall automotive industry sales due to particular economic conditions and other factors in the geographic markets in which we operate. Our ability to adequately respond to the changes in the automotive market and to maintain our competitiveness is key to our success and there can be no assurance that we will be able to respond successfully to those market changes in the future.

***Any negative impact on the sales, licensing and marketing efforts of our principal products could adversely affect our business and results of operations.***

Our business depends primarily on the sale, licensing and market acceptance of our principal product, the LoJack System and related products and services, in the United States, Canada and 32 foreign countries. Because our revenue is dependent on the success of our principal products, any factor affecting their marketability could have a material adverse affect on our business and results of operations. Factors that could harm the successful sale and licensing of the products include, among others:

- If automobile dealers with whom we have relationships stop selling or emphasizing our products in connection with their vehicle sales;
- If law enforcement agencies who currently utilize our LoJack System in the United States do not renew our service contracts or if such law enforcement agencies grant service contracts to our competitors;
- If we are unable to fully develop and sustain a market for our products and services in Italy;
- If we are unable to gain acceptance in the consumer market for our LoJack products and services in Canada;
- If our foreign licensees are unable to establish or maintain a market for our products in their jurisdictions;
- If we are unable to develop enhancements to our products as required by market demand;
- If we are unable to protect our proprietary rights;
- If one or more of our competitors introduces a product or system that renders our products obsolete or less competitive;
- If third parties are able to locate or impair the function of LoJack Units or Boomerang Units in vehicles or impair the functioning of the LoJack or Boomerang Systems, potentially adversely affecting our recovery rates; or
- If vehicle manufacturers adopt practices, implement new technologies or create systems which adversely affect the efficacy of or the need for the LoJack System.

***Unfavorable results of pending legal proceedings could materially adversely affect us.***

We are subject to various legal proceedings and claims that have arisen which are not yet resolved and additional claims may arise in the future. Some of these matters are described in greater detail in "Item 3 — Legal Proceedings" below. Regardless of merit, litigation may be both time-consuming and disruptive to our operations and cause significant expense and diversion of management attention. Should we fail to prevail in certain matters, we may be faced with significant monetary damages or injunctive relief that could materially adversely affect our business and financial condition and operating results.

***We face significant competition from OEMs and makers of location based services and automobile products to be sold by automobile dealers, which could make our products less effective or obsolete, and harm our business.***

We compete with other makers of stolen vehicle recovery devices, but more significantly, we also face competition from all products which are sold by automobile dealers in the after-market space, including vehicle security devices, GPS products and navigation systems, as such products compete with us for consumer funds in the automobile products after-market. We also face competition from OEMs, including divisions of well-known automobile manufacturers, who have diversified their product offerings and place increased sales pressure on dealers to purchase OEM-supplied or approved equipment and products.

***Our growth depends in part on the development, production and market acceptance of new products and sales channels which we cannot assure will happen successfully.***

To maintain competitiveness in our industry, we must support and enhance our existing products and develop new products in response to market demands. Product development involves a high degree of risk and uncertainty due to unforeseen difficulties and costs. We may not be successful in developing, marketing and releasing new products that we believe are necessary to respond to technological developments, evolving industry standards, increasing sophistication and complexities in vehicles or changing customer preferences. In addition, our new product enhancements may not adequately meet the requirements of the marketplace and may not achieve the broad market acceptance necessary to generate significant revenue. If the release date of any future products or enhancements is delayed, or if these products or enhancements fail to achieve market acceptance when released, we may not be able to recover our research and development costs and our competitive position in the marketplace may be harmed.

***If we are unable to maintain our brand and product quality, it may damage our reputation which could have an adverse effect on our business, financial condition and results of operations.***

We have established a strong reputation for the quality and effectiveness of our products in the tracking and recovery of stolen mobile assets. Our continued success depends on our ability to market our products and develop sales techniques tailored to the needs of our customers, maintain our brand image for our existing products and effectively establish brand image for new products and brand extensions. Brand value is largely based in part on consumer perceptions. Even isolated business incidents that erode consumer trust can significantly reduce brand value. Product quality issues could tarnish the image of the LoJack brand and may reduce demand for our products and cause consumers to choose other products. Poor product quality, poor installation practices, or low recovery rates could affect our profitability and could negatively affect brand image and our reputation. Damage to our reputation or loss of consumer confidence in our products for any of these reasons could have a material adverse effect on our business, financial condition and results of operations, as well as require additional resources to rebuild our reputation.

***We are subject to financial and reputational risks due to product recalls resulting from product quality and liability issues.***

We rely on third-party manufacturers of our LoJack Units and critical components of LoJack Units. Product quality and liability issues present significant risks. Our efforts and the efforts of our third party suppliers to maintain product quality may not be successful, and if they are not, we may incur expenses in connection with, for example, product recalls and lawsuits, and our brand image and reputation may suffer. Any product recall or lawsuit seeking significant monetary damages could have a material adverse effect on our business and financial condition. A product recall could generate substantial negative publicity about our products and business, and could interfere with our manufacturing plans and product delivery obligations as we seek to replace or repair affected products. Although we may have product liability insurance with respect to certain of our products, a number of criteria need to be met in order for our coverage to apply. If we do not have insurance sufficient to cover the costs associated with a product recall, the expenses we would incur in connection with a product recall could have a material adverse effect on our operating results.

***We are dependent upon the success and continued relationships with the large regional or national dealer groups in the U.S. which currently sell our products.***

Our revenue in the United States is derived primarily from the sale of LoJack Units, LoJack Early Warning Units and related products and extended product and recovery warranties to automobile dealers who resell the units to consumers. Approximately 87% of our revenue in the United States originates through this distribution network of automobile dealers which is geographically diverse, but which includes several large national dealer groups. Our business could be materially adversely impacted by the loss of business to any of the large regional or national dealer groups with whom we conduct business. To the extent that these dealer groups are affiliated with certain automobile brands, our business can also be adversely impacted by a decline in consumer demand for these brands.

***We depend on a limited number of third parties to manufacture and supply quality infrastructure components for our principal products. If our suppliers cannot provide the components or services we require and in such quality as we expect our ability to market and sell our products could be harmed.***

We rely on third-party manufacturers of our LoJack Units, a critical component of our LoJack System. If our suppliers fail to supply these components in a timely manner that meets our quantity, quality, cost requirements, or technical specifications, we may not be able to access alternative sources of these components within a reasonable period of time or at commercially reasonable rates. Our manufacturers are located outside the United States and their facilities are geographically concentrated in a specific region. We outsource much of the transportation and logistics management and while these arrangements may lower operating costs, they reduce our direct control over production and distribution. Such diminished control may reduce our flexibility and ability to quickly respond to changing conditions. A reduction or interruption in the supply of LoJack Units, or a significant increase in the price of these units, could have a material adverse effect on our marketing and sales initiatives, which could adversely affect our financial results domestically and internationally. Our agreements with our manufacturers include warranties and quality control measures, but any unanticipated product defect or warranty liability, whether pursuant to arrangements with contract manufacturers or otherwise, could have a material adverse effect on our reputation, financial condition and operating results.

***We may need additional financing in the future, which could be difficult to obtain on acceptable terms or at all. Any such financing could also dilute shareholder value.***

We may require additional financing to make future investments in new technologies, products, international markets, or to provide additional working capital. We believe the lenders participating in our revolving credit facility will be willing and able to provide financing in accordance with their contractual obligations. However, the economic environment may adversely impact the availability and cost of credit in the future. Furthermore, if our current business does not generate sufficient cash flow from operations, we may fail to comply with our loan covenants and such failure could result in an event of default that, if not cured or waived, could adversely impact our financial condition. In the future we may decide to raise additional funds through public or private debt or equity financings to fund our activities. If we issue additional equity securities, shareholder value will be diluted and the new equity securities may have rights, preferences or privileges senior to those of our common stock. In addition, if we raise funds through debt financings, we will have to pay interest and may be subject to restrictive and other covenants, which could negatively impact our business. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to make strategic investments, develop or enhance our products, take advantage of acquisition and other opportunities, or otherwise respond to competitive challenges or unanticipated industry changes, any of which could have a material adverse effect on our business.

***If we are unable to hire or retain key employees, it could have a negative impact on our business.***

Our success as a company depends substantially on the contributions and abilities of our executive officers. We must continue to recruit, retain and motivate management and other employees sufficient to maintain our current business and support our strategic initiatives. Our operating results could be adversely affected by increased costs due to greater competition for employees, higher employee turnover or increased employee benefit costs. Any unplanned turnover could diminish our institutional knowledge base and erode our competitive advantage.

***Failure to procure and maintain contracts with local law enforcement agencies would materially adversely affect the marketability of the LoJack System and would inhibit sales in the United States and Italy.***

In the United States and Italy, the LoJack System is designed to be integrated into existing law enforcement computer systems and telecommunication systems and procedures. A LoJack Unit will not be effective if the vehicle in which it is installed is located outside a covered jurisdiction where we have procured an agreement with local law enforcement agencies. We have agreements covering 28 states and the District of Columbia in the U.S. and certain geographical areas of Italy. These agreements are generally for terms of up to five years. Renewal or extension of any of these agreements, either formally or informally, may be subject to competitive bidding. We cannot guarantee that we will be able to renew or extend our existing agreements with local law enforcement agencies or obtain agreements in new target jurisdictions in the future. Our competitors may seek agreements with local law enforcement agencies and if they obtain such agreements, we may be adversely affected. Furthermore, if we are unable to procure and maintain contracts with local law enforcement agencies in our existing and target markets, our financial results will be materially and adversely affected.

***We are subject to government regulations and approvals which may result in costs and delays that could impede our ability to competitively offer our services and products in the market.***

We must obtain the approval of law enforcement agencies, as well as other governmental agencies, for implementation of our LoJack System in any domestic jurisdiction. The approval process may be time consuming and costly and, in some jurisdictions, the governmental approvals that we obtain may be terminable by an executive or legislative body. The LoJack System is operated by law enforcement agencies utilizing a frequency assigned by the FCC and our LoJack System depends on the continued availability of the frequency which we cannot guarantee. Our international licensees may encounter similar or additional regulatory requirements and uncertainties under applicable local laws. In addition, certain countries have or may mandate the inclusion of GPS products in vehicles which may affect our licensees' current business model and may harm our financial condition and operating results. Governmental regulations, requirements and approvals required for our services may impede our ability to offer competitive services, and may increase the cost of or decrease the demand for our product, either of which would have a negative impact on our results of operations.

***Economic, political and other risks associated with the operations in our International Segment could adversely affect our revenue and earnings.***

Our revenue and profit growth is partially dependent on the continuation of our license agreements with our international licensees and the success of their operations. Changes to our licensees' existing management teams, or failure of our licensees to meet their working capital needs or execute fully on their existing business plans, could negatively impact: (a) the value of our equity investments; (b) the collectability of our receivables; (c) our target revenue and profits from our International segment; and (d) could also delay or preclude altogether our ability to generate revenue in key international markets. Moreover, our licensees' operations and our own international operations expose us to risks inherent in doing business outside of the United States including:

- Potentially weak protection of intellectual property rights;
- Economic and geo-political instability and fluctuations;
- Import or export licensing requirements;
- Trade or currency restrictions;
- Business models that are more heavily weighted towards periodic payments rather than receiving full payment upon sale of the product;
- Changes in regulatory requirements, tariffs or government mandates;

- Seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;
- In-country pricing which may be adversely impacted by fluctuations in exchange rates;
- Potentially adverse tax consequences;
- Limited access to capital to invest in infrastructure, hire and train employees; and
- Uncertainties related to product acceptance.

In addition, we have entered into long-term agreements with several of our international licensees. The extended term of these agreements could affect our ability to negotiate changes or amendments to our relationships with these licensees should market conditions so warrant or business concerns arise. Furthermore, some of our international licensees represent our interests in several international jurisdictions. Difficulties or disputes with our licensees concerning a particular international jurisdiction could impact our ability to do business successfully in other jurisdictions in which those licensees represent our interests.

Any of these factors could harm the operations of our licensees and, consequently, adversely affect our business and operating results.

***The success of the Boomerang System and our sales in Canada are heavily dependent on alliances with wireless carriers and insurance companies.***

Wireless carriers are an integral facet of our Boomerang System. The continued availability and maintenance of the wireless telecommunications networks that we use in Canada is essential for operating the Boomerang System.

Some insurance companies in the province of Quebec mandate installation of Boomerang Units in certain vehicles. Insurance companies' acceptance of LoJack technology and consumers' demand for LoJack products is necessary for the successful launch of LoJack RF technology in Canada. The continuation of these strategic alliances and insurance mandates is important for the continued development of our markets. Changes in insurance practices and requirements in Canada could adversely affect the demand for and sales of our Boomerang products.

***If we fail to protect and enforce our intellectual property rights, our competitiveness could be impeded and our business and operating results could be harmed.***

We seek to protect our intellectual property rights through patents, trademarks, copyrights, trade secret laws, confidentiality agreements and licensing arrangements, but we cannot ensure that we will be able to adequately protect our technology from misappropriation or infringement. We cannot ensure that our existing intellectual property rights will not be invalidated, circumvented, challenged or rendered unenforceable. In addition, the laws of some countries in which we offer or plan to offer our products through our international licensees may not protect our intellectual property rights to the same extent as the laws of the United States and/or Canada, increasing the possibility of piracy of our technology which could adversely affect our business and our operating results.

We may litigate to enforce our intellectual property rights and to protect our trade secrets. Such litigation can be time consuming and expensive, with outcomes often difficult to predict. Our failure to successfully protect or enforce our intellectual property rights could have an adverse effect on our business and results of operations.

***If a court determines that our technology infringes on third parties' intellectual property, we will likely face significant costs and we may lose our rights to the technology, which would harm our business.***

We may inadvertently violate the intellectual property rights of other parties and those third parties may choose to assert infringement claims against us. If we are unsuccessful in any litigation based on a claim of infringement, in addition to exposure to substantial monetary damages, we could be required to expend considerable resources to modify our products, to develop non-infringing technology or to obtain licenses to permit our continued use of the technology that is the subject matter of the litigation. If we are unsuccessful in these endeavors, we may be enjoined from using the technology subject to the infringement claim which could cause us to incur substantial liabilities and could adversely affect our profits, perhaps significantly.

***Our failure to successfully integrate businesses that we may acquire could disrupt our business and negatively impact our future financial condition and operating results.***

We may make strategic acquisitions of complementary companies, products or technologies, and such acquisitions could disrupt our business, divert our management's attention from our core business objectives or involve unforeseen difficulties and costs. We may not be able to successfully integrate the business, technology or personnel that we have acquired or those we might acquire in the future in a timely manner, or at all, and this could harm our financial condition and operating results. Any of these risks could negatively impact our ability to fully realize the expected benefits of our acquisitions. For example, in May 2008, we acquired the assets of Locator Systems, or Locator, of Victoria, British Columbia, Canada to provide a technology solution to track and rescue people at risk. We re-launched the Locator product and service offerings under the LoJack SafetyNet brand name. There is no assurance that these efforts will result in substantial LoJack brand identity or commercial acceptance of any new or existing LoJack SafetyNet products and services. Furthermore, the success of LoJack SafetyNet is interdependent upon law enforcement, public service agencies and other third party agencies to assist with the search and rescue aspect of this service. Establishing and maintaining such relationships is essential to the success of LoJack SafetyNet.

***Our failure to successfully execute on our key investments could disrupt our business and negatively impact our future financial condition and operating results.***

Since 2005, we have invested approximately $27,000,000 (comprised of LoJack network build out and operating losses) in LoJack Italia. This initiative may continue to require a significant amount of financial resources and senior management focus which may impact our core business. There is no assurance that there will be consumer acceptance in Italy sufficient to result in an acceptable return on our Italian investment.

Since 2006, we have invested approximately $8,786,000 in SCI and currently have approximately a 64% equity interest in the company. There is no assurance that our investment in SCI will result in substantial LoJack brand identity or commercial acceptance of any new or existing SCI products in the cargo tracking market.

***A failure of our information systems or any security breach or unauthorized disclosure of confidential information could have a material adverse effect on our business.***

Our business is dependent upon the efficient operation of our information systems. In particular, we rely on our information systems to effectively manage our pricing strategy and tools, sales, inventory, and installation efforts, the preparation of our consolidated financial and operating data, and customer information. The failure of our information systems to perform as designed or the failure to maintain and enhance or protect the integrity of these systems could disrupt our business operations, impact sales and results of operations, expose us to customer or third-party claims, or result in adverse publicity. Additionally, we collect, process, and retain sensitive and confidential customer information in the normal course of our business. Despite the security measures we have in place and any additional measures we may implement in the future, our facilities and systems, and those of our third-party service providers, could be vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, human errors, acts of vandalism, or other events. Any security breach or event resulting in the misappropriation, loss, or other unauthorized disclosure of confidential information, whether by us directly or our third-party service providers, could damage our reputation, expose us to the risks of litigation and liability, disrupt our business, or otherwise affect our results of operations.

## RISKS RELATING TO OUR COMMON STOCK

***There are risks inherent in owning our common stock.***

The market price and volume of our common stock have been, and may continue to be, subject to significant fluctuations. These may arise from general stock market conditions, the impact of the risk factors described above on our financial condition and results of operations, a change in sentiment in the market regarding us or our business prospects or from other factors.

***Sizeable future sales of our common stock may depress the share price for our common stock or prevent or delay our ability to sell equity investments in our Company at competitive rates.***

If we or our shareholders sell sizeable amounts of shares of our common stock, including shares issued upon the exercise of options, or if the perception exists that we or our shareholders may sell a substantial number of shares of our common stock, the market price of our common stock may fall. In addition, any substantial sales of these securities in the public market might make it more difficult for us to sell equity or equity related securities in the future at a time and in a place we deem appropriate or necessary for our business objectives.

The foregoing risk factors may be considered forward-looking statements. We undertake no obligation to release publicly the result of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

## ITEM 1B — UNRESOLVED STAFF COMMENTS

None.

## ITEM 2 — PROPERTIES

In December 2011, we relocated our corporate headquarters from Westwood, Massachusetts to Canton, Massachusetts. The Westwood lease expired in December 2011 and the lease for our new corporate headquarters in Canton expires in February 2022. The Canton headquarters consolidated our executive offices with our Call Center and Engineering operations which were previously located in leased facilities in Canton, Massachusetts and Westwood, Massachusetts, both of which expired in December 2011. We are currently in the process of closing our Palmdale, California office which was previously used for Call Center operations. The lease for the Palmdale facility expires in April 2012. In addition, we lease facilities for our sales and operations personnel in California, Florida and Georgia under operating leases that expire from 2012 to 2015.

The Canadian executive office, marketing, sales, customer care and installation activities are carried out in a single facility located in leased premises in Montreal, Quebec. The Montreal lease expires in 2017.

We also maintain facilities in Victoria, British Columbia, Canada, Dublin, Ireland and Rome and Milan, Italy for our administrative, sales and operations personnel under leases that expire in 2012, 2019, 2012 and 2017, respectively.

We do not own any real estate.

Because our operations do not require any special facilities, we do not anticipate any difficulty in finding space adequate for our purposes at reasonable rates, should the need arise. We believe that our current facilities are adequate for our current operations.

## ITEM 3 — LEGAL PROCEEDINGS

As of December 31, 2011, we were subject to various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business. The results of legal proceedings cannot be predicted with certainty. Should we fail to prevail in any of these legal matters, our financial condition and results of operations could be materially adversely affected.

### Brazilian Licensee Litigation

On March 21, 2011, the Company received a demand for arbitration with the American Arbitration Association. The demand was filed by Global Tracking Tech., Ltd. and Tracker do Brasil LTDA, which license the LoJack technology in Brazil. The demand alleged that the Company failed to maintain a patent for the stolen vehicle recovery system in Brazil and included claims for breach of contract, breach of the implied covenant of good faith and fair dealing, misrepresentation, and violation of Mass. Gen Laws c. 93A. The claimant sought $111,500,000 in damages, treble damages, and attorneys' fees and costs. On May 11, 2011, the American Arbitration Association administratively closed this matter.

Also on March 21, 2011, the Company received a separate demand for arbitration with the American Arbitration Association, filed by the same licensees, alleging breach of contract, breach of the implied covenant of good faith and fair dealing, and violation of Mass. Gen Laws c. 93A relating to product pricing and the fulfillment of purchase orders to the licensees. The claimants sought, amongst other things, $289,500,000 in actual damages, treble damages, attorneys' fees, and declaratory and injunctive relief. On July 6, 2011, claimants voluntarily withdrew their application for arbitration and Tracker do Brasil LTDA commenced the lawsuit discussed below against LoJack Ireland, requesting that a Massachusetts court order LoJack Ireland to submit to arbitration before the American Arbitration Association's International Centre for Dispute Resolution, without limitation or precondition. On July 7, 2011, LoJack Ireland was served by Tracker do Brasil LTDA with the aforementioned lawsuit which was filed in Norfolk Superior Court in Massachusetts. The lawsuit alleged interference with contractual relations, fraud and intentional misrepresentation, negligent misrepresentation, breach of contract, breach of the implied covenant of good faith and fair dealing, and violation of Mass. Gen Laws c. 93A relating to product pricing and the fulfillment of purchase orders for the licensees. The claimants sought, amongst other things, $289,500,000 in actual damages, treble damages, attorneys' fees, and declaratory and injunctive relief. The claimants also sought a court order compelling arbitration and staying the case in Norfolk Superior Court during the pendency of the arbitration. On September 1, 2011, the parties stipulated to the entry of an order that the claims in Tracker do Brasil LDTA's complaint be submitted to the International Centre for Dispute Resolution ("ICDR") for arbitration in accordance with the IDCR's rules, and that Tracker do Brasil LDTA's complaint before the Superior Court be dismissed without prejudice.

On September 27, 2011, the Company received Tracker do Brasil LTDA's re-filed arbitration demand against LoJack Equipment Ireland Ltd. before the International Centre for Dispute Resolution. The filing alleges interference with contractual relations, fraud and intentional misrepresentation, negligent misrepresentation, breach of contract, breach of the implied covenant of good faith and fair dealing, and violation of Mass. Gen Laws c. 93A relating to product pricing and the fulfillment of purchase orders to the licensee. The claimants seek, amongst other things, $55,000,000 in actual damages, treble damages, attorneys fees, declaratory and injunctive relief.

On November 22, 2011, LoJack Equipment Ireland, Ltd brought a counterclaim against Tracker do Brasil LDTA. The counterclaim asserts Tracker do Brasil LTDA's breach of contract, breach of the implied covenant of good faith and fair dealing, business defamation, negligent misrepresentation, and violation of Mass. Gen Laws c. 93A, seeking recovery of monetary damages from past and continuing economic injury as well as damages and reasonable attorneys' fees and costs under Mass. Gen Laws c. 93A. Tracker do Brasil LDTA has contested the arbitrability of the counterclaims and LoJack Equipment Ireland, Ltd has filed a motion for summary disposition seeking to dismiss Tracker do Brasil LDTA's arbitration demand in its entirety.

Given the current stage of this matter, we cannot predict the outcome of the case nor estimate the possible loss or range of loss, if any, we could incur if there was an unfavorable outcome with respect to this litigation. However, the Company believes that it has substantial legal and factual defenses to these claims and intends to defend its interests vigorously.

**California Class Action Litigations**

*Employee Claims*

On April 5, 2006, *Mike Rutti vs. LoJack Corporation, Inc.* was filed in the United States District Court for the Central District of California, or the District Court, by a former employee alleging violations of the Fair Labor Standards Act, or the FLSA, the California Labor Code, and the California Business & Professions Code, and seeking class action status, or the Federal Court Case. In September 2007, our motion for summary judgment was granted and the District Court dismissed all of the plaintiff's federal law claims. The plaintiff appealed the grant of summary judgment to the United States Court of Appeals for the Ninth Circuit, or the Ninth Circuit, and, in August 2009, the Ninth Circuit affirmed the District Court's grant of summary judgment on all claims except as to the claim for compensation for the required postliminary data transmission, or the Data Transmission Claim, for which the dismissal was reversed. The plaintiff filed a petition for rehearing and, on March 2, 2010, the Ninth Circuit amended its decision to affirm the District Court's grant of summary judgment on all claims except as to (a) the Data Transmission Claim and (b) the claim for compensation for commuting under state law, or the Commuting Claim. The plaintiff later sought to pursue the Commuting Claim in the State Court Case defined and referenced below. The plaintiff moved for conditional certification of the Data Transmission Claim under the FLSA and, on January 14, 2011, the District Court granted the plaintiff's motion. On October 7, 2011, the parties filed a joint stipulation with the District Court stating that they had reached a settlement of the Data Transmission Claim. On November 7, 2011, the parties filed a joint motion for approval of the settlement as required by the FLSA. Pursuant to the terms of the settlement, the Federal Court Case would be dismissed, the plaintiffs would release the Company of the claims asserted in the Federal Court Case and all other wage-and-hour claims (except, in the case of two plaintiffs, the claims asserted in the State Court Case) and the Company would pay to the plaintiffs an aggregate amount of approximately $115,000 and pay to their attorneys an amount for attorneys' fees and costs to be determined by the District Court upon motion but not to exceed $1,100,000. Nothing in the settlement would constitute an admission of any wrongdoing, liability or violation of law by the Company. Rather, the Company has agreed to the settlement to resolve the Federal Court Case, thereby eliminating the uncertainties and expense of further protracted litigation. On November 28, 2011, the District Court approved the settlement with the plaintiff and dismissed the Federal Court Case with prejudice. The District Court is currently considering the plaintiff's attorney's application for payment of their fees and costs, to which the Company has filed an objection. The Company is awaiting the District Court's ruling on the attorney's fee application.

Due to the dismissal of the plaintiff's claims by the District Court in September 2007 as discussed above, in November 2007, the plaintiff and a second plaintiff filed in the Superior Court of California for Los Angeles County, or the Superior Court, *Mike Rutti, Gerson Anaya vs. LoJack Corporation, Inc.* to assert wage-and-hour claims under California law on behalf of current and former Company technicians, or the State Court Case. In September 2009, the Superior Court granted class certification with respect to nine claims and denied class certification with respect to five claims. The Company sought appellate review of this decision. On March 26, 2010, the California Court of Appeals for the Second Appellate District granted our request in part, denying certification with respect to certain claims but affirming certification with respect to certain other claims.

On July 29, 2011, the Superior Court granted class certification of the remaining claims except for a vehicle maintenance expense reimbursement claim. Thus, in the State Court Case there currently are 16 certified claims, including the Commuting Claim; a Data Transmission Claim arising under state law; claims for various amounts of unpaid time; claims for reimbursement of work tools expenses and the cost of washing a Company vehicle; claims for unfair competition under California Business and Professions Code section 17200; and claims for waiting-time penalties and penalties under the California Labor Code Private Attorneys General Act. Trial of the State Court Case is currently scheduled for July 2012.

In the State Court Case, the plaintiff, on behalf of the class, seeks unpaid wages, penalties, interest and attorneys' fees.

The Company believes that it has substantial legal and factual defenses to these claims and intends to defend its interests vigorously.

*Consumer Claims*

On June 15, 2010, a suit entitled *Louis Morin v. LoJack Corp., Inc.*, et al was filed in the Los Angeles County Superior Court of the State of California (Central District) alleging, amongst other claims, violations of the California Consumers Legal Remedies Act, the California Business and Professions Code section 17200 (unfair competition) and section 17500 (false advertising), and breach of implied warranty with respect to LoJack Early Warning for motorcycles, and seeking class action status. On July 29, 2010, the Company removed the case to the District Court. On August 23, 2010, the Company filed a motion to dismiss all claims, which was granted by the District Court on September 27, 2010, without prejudice. The dismissal without prejudice provided the plaintiff with the opportunity to amend its complaint, and on October 25, 2010, the plaintiff filed an amended complaint, for alleged fraud, violations of the California Consumers Legal Remedies Act, the California Business and Professions Code section 17200 and section 17500, and breach of implied warranty and again sought class certification. On November 12, 2010, the Company filed a motion to dismiss all claims and a motion to strike certain claims. On December 28, 2010, the District Court denied the Company's motion to dismiss. The plaintiff, on behalf of the class, sought injunctive relief, restitution, disgorgement, punitive damages, and attorneys' fees in unspecified amounts. On March 3, 2011, the plaintiff filed a motion for class certification and the Company filed its opposition to class certification on March 28, 2011.

The parties participated in a mediation hearing on March 29, 2011 and reached a settlement to resolve all claims on a class-wide basis. The District Court preliminarily approved the settlement on September 16, 2011. Pursuant to the terms of the settlement, the Company would revise its disclosures in motorcycle related marketing materials and provide class members with a twelve month extension of the terms of the Company's Limited Recovery Warranty. The Company would also pay an enhancement award of $20,000 to the named plaintiff and would pay the plaintiffs' attorneys' fees and costs up to $415,000. Under the terms of the settlement, the Company would receive a release by all potential class members who do not affirmatively opt out of the settlement. One potential class member affirmatively opted out of the settlement. Nothing in the settlement agreement constitutes an admission of any wrongdoing, liability or violation of law by the Company. Rather, the Company has signed the settlement agreement to resolve the litigation, thereby eliminating the uncertainties and expense of further protracted litigation. On December 5, 2011, final approval of the settlement was entered.

**New York Litigation**

On October 13, 2010, a suit was filed by G.L.M. Security & Sound, Inc. against LoJack Corporation in United States District Court for the Eastern District of New York, or the New York Court, alleging breach of contract, misrepresentation, and violation of the New York franchise law, violation of Mass. Gen Laws c. 93A and Robinson-Patman Act, amongst other claims. The plaintiff seeks damages of $10,000,000, punitive damages, interest and attorney's fees, and treble damages. On December 14, 2010, the Company filed a motion to dismiss all claims. On February 1, 2011, the plaintiff filed a motion to amend the complaint and sought to add a claim for breach of fiduciary duty. On February 15, 2011, the Company filed its opposition to the motion to amend and sought the dismissal of all claims.

On September 30, 2011, the New York Court ruled on the pending motions and denied, as futile, the plaintiff's request to amend the complaint with respect to the misrepresentation, New York franchise law, violation of Mass. Gen Laws c. 93A and breach of fiduciary duty claims. The New York Court granted the plaintiff permission to re-plead the tortious interference with business relations and Robinson-Patman Act claims. The breach of contract and breach of covenant of good faith and fair dealing claims also remain viable.

On October 14, 2011, the plaintiff filed a motion for reconsideration of the dismissal of the violation of Mass. Gen Laws c. 93A and the violation of the New York franchise law claims. The Company opposed such motion and is awaiting the New York Court's ruling.

On November 21, 2011, the plaintiff filed its First Amended Complaint, alleging breach of contract, breach of covenant of good faith and fair dealing, tortious interference with business relations, violation of New York Franchise Law, violation of Mass. Gen Laws c. 93A and Robinson-Patman Act, amongst other claims. The Company has moved to strike the First Amended Complaint in its entirety, including those portions of the First Amended Complaint previously dismissed or subject to the pending motion for reconsideration. The Company is awaiting the New York Court's ruling.

Given that there are still pending motions regarding which claims will survive and which will be dismissed, we cannot predict the outcome of the case nor estimate the possible loss or range of loss, if any, we could incur if there was an unfavorable outcome with respect to this litigation. However, the Company believes that it has substantial legal and factual defenses to these claims and intends to defend its interests vigorously.

**ITEM 4 — MINE SAFETY DISCLOSURES**

Not applicable.

## PART II

## ITEM 5 — MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Market Information

Our common stock is traded on the NASDAQ Global Select Market under the symbol: LOJN.

### Stockholders

On March 1, 2012, there were approximately 1,800 record holders of our common stock. We believe the actual number of beneficial owners of our common stock is approximately 3,800 because a large number of the shares of our common stock are held in custodial or nominee accounts for the benefit of persons other than the record holders.

### Dividends

We have never paid a dividend, and have no current intention to pay a dividend. At the present time we expect that future earnings will be retained for use in our business. The payment of dividends is permitted per the terms of our credit agreement and is limited only to the extent such payments affect our ability to meet certain financial performance measures.

### Issuer Purchases of Equity Securities

On February 28, 2006, our Board of Directors authorized our stock repurchase plan, or the Repurchase Plan. The Repurchase Plan authorized us to purchase up to 2,000,000 shares of our outstanding common stock on or before February 25, 2008. From the date of the adoption of the Repurchase Plan through December 18, 2006 we repurchased 1,244,566 shares. On December 19, 2006, the Board of Directors increased the remaining authorization to 2,000,000 shares. On February 15, 2008, our Board of Directors authorized 1,000,000 shares to be repurchased under the Repurchase Plan, pursuant to a plan intended to comply with rule 10b5-1 under the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and renewed the 2006 management discretionary authority to repurchase 2,000,000 shares, for a total repurchase authorization of 3,000,000 shares. In November 2011, we resumed our repurchase activity under the Repurchase Plan. For the year ended December 31, 2011, we repurchased 368,833 shares under the Repurchase Plan at an average price of $2.82 per share. As of December 31, 2011, there were 1,312,945 shares available for repurchase under the Repurchase Plan.

Repurchase activity for the quarter ended December 31, 2011 was as follows:

| Period | Total Number of Shares Purchased (1) | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 1 to October 31, 2011 | 3,308 | 3.14 | — | 1,681,778 |
| November 1 to November 30, 2011 | 80,238 | 2.47 | 80,238 | 1,601,540 |
| December 1 to December 31, 2011 | 288,595 | 2.92 | 288,595 | 1,312,945 |
| Total | 372,141 | $2.83 | 368,833 | 1,312,945 |

(1) All other share repurchases in 2011 were shares acquired from our employees or directors in accordance with our 2008 Stock Incentive Plan as a result of share withholdings to pay income tax related to the lapse of restrictions on restricted stock and thus did not impact the shares available for repurchase under the Repurchase Plan.

**Unregistered Sales of Equity Securities**

None.

**Common Stock Sales Price Information**

The following table sets forth the range of the high and low sales price information for our common stock for the periods indicated, as reported by the NASDAQ Global Select Market. This information reflects inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily reflect actual transactions.

| | High | Low |
|---|---|---|
| **Year Ended December 31, 2011** | | |
| First Quarter | $7.36 | $4.25 |
| Second Quarter | 4.94 | 3.72 |
| Third Quarter | 4.39 | 2.85 |
| Fourth Quarter | 4.00 | 2.26 |
| **Year Ended December 31, 2010** | | |
| First Quarter | $4.60 | $4.01 |
| Second Quarter | 5.26 | 3.58 |
| Third Quarter | 3.95 | 3.19 |
| Fourth Quarter | 7.05 | 3.72 |

**Stock Performance Graph**

The following line graph compares the yearly percentage change in the cumulative shareholder return on our common stock to the NASDAQ Composite Index and a Company-selected peer group index over the five-year period beginning December 31, 2006 and ending December 31, 2011. Cumulative shareholder return has been measured on a weighted-average basis based on market capitalizations of the component companies comprising the peer group index at the close of trading on the last trading day preceding the beginning of each year assuming an initial investment of $100 and reinvestment of dividends.

In 2011, we continued to construct our peer group index based upon the following primary selection criteria: (a) public, U.S. based companies with products and/or in an industry similar to the Company; (b) companies with annual revenue between $100 million and $450 million; and (c) companies with market capitalization between approximately $40 million and $650 million. The peer group was further refined based on input from management as to which businesses were most comparable to the Company. In 2011, our peer group was comprised of the following 10 companies: Applied Signal Technology Inc, Audiovox Corporation, CalAmp Corporation, EMS Technologies Inc., Herley Industries Inc., iRobot Corporation, Sparton Corporation, STRATTEC Security Corporation, TiVo Inc. and Universal Electronics Inc.

Our peer group will change from time to time to reflect changes in the market. The stock price performance shown on the graph is not necessarily indicative of future performance.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***
**Among LoJack Corporation, the NASDAQ Composite Index, and a Peer Group**



$140
$120
$100
$80
$60
$40
$20
$0
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12/09
12/10
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LoJack Corporation
NASDAQ Composite
Peer Group


* $100 invested on 12/31/06 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

***Source*** : Returns were derived from Research Data Group, Inc.

*Note: The stock price performance shown on the graph above is not necessarily indicative of future price performance. This graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.*

## ITEM 6 — SELECTED FINANCIAL DATA

The selected condensed consolidated financial data set forth below are derived from our audited consolidated financial statements. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" at Item 7 and the consolidated financial statements and notes thereto included herein at Item 8.

### CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| | (In thousands, except share and per share information) | | | | |
| Revenue | $ 140,821 | $ 146,635 | $ 135,013 | $ 198,679 | $ 222,749 |
| Cost of goods sold | 67,932 | 72,961 | 64,096 | 94,517 | 98,625 |
| Gross profit | 72,889 | 73,674 | 70,917 | 104,162 | 124,124 |
| Costs and expenses(1) | 70,324 | 74,059 | 101,065 | 92,975 | 90,559 |
| Impairment of intangible assets and goodwill(2) | — | — | 14,038 | 38,090 | 3,298 |
| Operating income (loss) | 2,565 | (385) | (44,186) | (26,903) | 30,267 |
| Other income (expense) | 1,389 | (823) | 1,133 | (4,983) | 2,479 |
| Income (loss) before provision (benefit) for income taxes and net loss of noncontrolling interest | 3,954 | (1,208) | (43,053) | (31,886) | 32,746 |
| Provision (benefit) for income taxes(3) | 2,566 | 17,428 | (7,771) | 803 | 11,341 |
| Net income (loss) | 1,388 | (18,636) | (35,282) | (32,689) | 21,405 |
| Less: Net loss attributable to the noncontrolling interest | (41) | (330) | (621) | (159) | — |
| Net income (loss) attributable to LoJack Corporation | $ 1,429 | $ (18,306) | $ (34,661) | $ (32,530) | $ 21,405 |
| Basic earnings (loss) per share attributable to LoJack Corporation | $ 0.08 | $ (1.06) | $ (2.02) | $ (1.88) | $ 1.17 |
| Diluted earnings (loss) per share attributable to LoJack Corporation | $ 0.08 | $ (1.06) | $ (2.02) | $ (1.88) | $ 1.13 |
| Weighted average shares outstanding: | | | | | |
| Basic | 17,607,347 | 17,348,433 | 17,170,492 | 17,301,390 | 18,321,826 |
| Diluted | 17,967,394 | 17,348,433 | 17,170,492 | 17,301,390 | 18,933,532 |

## CONDENSED CONSOLIDATED BALANCE SHEET DATA:

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| | | | (In thousands) | | |
| Working capital | $ 48,896 | $ 48,874 | $ 58,766 | $ 86,741 | $ 87,604 |
| Total assets | 114,283 | 122,311 | 147,490 | 195,876 | 245,811 |
| Long-term debt | 11,013 | 8,798 | 13,375 | 23,682 | 26,477 |
| Total liabilities | 77,502 | 87,935 | 95,556 | 111,562 | 117,479 |
| Total equity | 36,781 | 34,376 | 51,934 | 84,314 | 128,332 |

(1) In the year ended December 31, 2009, we recognized a charge of $18,250,000 related to a legal settlement entered into with our former licensee in China. See a further discussion of the settlement under the heading Legal Settlement within "Management's Discussion and Analysis of Financial Condition and Results of Operations" at Item 7.

(2) For the years ended December 31, 2009, 2008 and 2007, we determined that lower than previously projected operating profitability at our Boomerang reporting unit caused triggering events that resulted in our assessment of the carrying value of this reporting unit. As a result of these assessments, for the years ended December 31, 2009, 2008 and 2007, we recognized impairment charges of $411,000, $1,260,000 and $3,298,000, respectively, relating to Boomerang's intangible assets consisting of monitoring contracts, completed technology and trade name and trademark. In the second quarter of 2009 and, previously, in the third quarter of 2008, we also incurred impairment charges of $13,627,000 and $36,830,000, respectively, relating to Boomerang's goodwill. As a result of these impairments operating income decreased by $14,038,000, $38,090,000 and $3,298,000, for the years ended December 31, 2009, 2008 and 2007, respectively. No impairments were recorded in the years ended December 31, 2011 or 2010.

(3) For the year ended December 31, 2010, we recorded a worldwide provision for income taxes of $17,428,000, which includes a non-cash tax charge of $14,919,000, recorded to establish a valuation allowance for our net U.S. deferred tax assets. We have net U.S. deferred tax assets that have arisen as a result of temporary differences between book and tax accounting, primarily related to deferred revenue and stock compensation. The Financial Accounting Standards Board, or FASB, authoritative guidance on accounting for income taxes requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Our ability to realize a deferred tax asset is based on our ability to generate sufficient future taxable income. The valuation allowance was determined in accordance with the guidance, which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. We will maintain a full valuation allowance on our net U.S. deferred tax assets until sufficient positive evidence exists to support reversal of the valuation allowance.

## ITEM 7 — MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and notes thereto which appear in Item 8 in this Annual Report on Form 10-K. The following discussion contains forward-looking statements and should also be read in conjunction with the risk factors set forth in Item 1A.

### Overview

We are a leading global provider of technology products and services for the tracking and recovery or rescue of valuable mobile assets and people at risk of wandering. Our proprietary technology, wireless network and unique integration with law enforcement agencies in the United States provide an effective means for tracking and recovery or rescue of stolen vehicles, construction equipment, motorcycles, cargo and people at risk.

We have three separately managed and reported business segments: North America, International and All Other.

### *North America Segment*

Our revenue in the United States is derived primarily from the sale of LoJack Units, LoJack Early Warning, and extended warranty products to consumers. Approximately 87% of sales in the United States market are made through a distribution network consisting of dealers of new and used vehicles. We have strong consumer brand awareness in the United States.

The price paid by the consumer for a LoJack Unit includes installation. We maintain a workforce that performs these installations and we supplement our installation capacity by contracting with and certifying select dealers and other third parties to install our products. We continually seek to minimize the fixed costs related to the installation of a LoJack Unit by increasing our installation volumes with certified dealers and other third parties. We monitor the quality of these installations through the use of an expanded quality control process.

We also offer warranty products at the point of sale to new customers and through direct sales efforts to our existing customers.

We record additions to deferred revenue for the automated notification service related to our LoJack Early Warning product and for certain warranty products for which we are the primary obligor of the underlying contract. We typically receive full payment within 60 days of the transaction, but recognition of the deferred revenue is recognized over the estimated life of the product or service. These payments are a significant component of our cash flow from operations. Additions to deferred revenue, net of deferred costs, were $8,483,000 for the year ended December 31, 2011, compared to additions of $8,379,000 for the year ended December 31, 2010.

Our revenue in Canada is derived primarily from the recognition of revenue from service contracts for Boomerang Units. However, as discussed above, we have completed our transition of the selling model in the Canadian market from the Boomerang Unit to the LoJack Unit model. Several insurance companies in Quebec and Ontario offer rebates to customers who install a Boomerang Unit in their high priced or high risk of theft vehicles, and in many instances, require installation of a Boomerang Unit in such vehicles.

Those who purchase Boomerang Units are also required to enter into a service contract. The terms of service contracts offered range from 12 to 60 months and are generally payable in full upon activation of the related unit or renewal of a previous service contract. Customers are also offered a month-to-month option. As of December 31, 2011, there was approximately $6,414,000 of deferred revenue, compared to $8,645,000 as of December 31, 2010, resulting from approximately 45,000 active Boomerang Unit service contracts. Boomerang customers are also offered a monthly payment option. As we continue the transition to LoJack Units in Canada we expect the number of service contracts to decrease correspondingly.

Concurrent with the migration from Boomerang technology to LoJack technology in the Canadian market during the second quarter of 2011, we have transitioned the selling model in that market from a subscription based model to a product based model. Therefore, as the LoJack Unit becomes a larger component of the Boomerang product portfolio, we expect this transition to have a positive impact on our revenue recognition in Canada.

### *International Segment*

Internationally, our licensed stolen vehicle recovery technology is operational in 32 countries and territories around the world. We have licensed our stolen vehicle recovery technology in Latin and South America, Europe and Africa. Revenue from this segment consists of product sales to our licensees, royalties, licensing fees, and subscription and installation services. Revenue from the international segment accounted for approximately 30% of consolidated revenue for the year ended December 31, 2011, compared to 32% and 27% in 2010 and 2009, respectively.

We record additions to deferred revenue for international license fees and recognize the revenue over the term of the license (generally ten years). Royalty revenue is recognized in the year it is earned.

Italy is the only country outside the United States and Canada where we own and operate a stolen vehicle recovery network. Customers who purchase LoJack Units in Italy are also required to enter into a service contract with LoJack Italia. The terms of service contracts offered range from 12 to 84 months and are payable in full upon activation of the related unit or renewal of a previous service contract. Customers are also offered a month-to-month option. At December 31, 2011 and 2010, there was approximately $2,405,000 and $1,859,000, respectively, of deferred revenue relating to LoJack Italia service contracts.

*All Other Segment*

SCI revenue is derived from the sale of tracking devices as well as subscription fees for monitoring service alerts and activity reporting. At December 31, 2011, there was approximately $412,000 of deferred revenue relating to SCI subscription based services.

LoJack SafetyNet revenue in 2011 was primarily comprised of the sale of SAR Receivers, PLUs and replacement parts. In 2011, LoJack SafetyNet continued the transition that began in 2010 from an order fulfillment revenue model servicing one primary customer, to a fulfillment and service model providing the LoJack SafetyNet solution to caregivers and consumers for a monthly fee. As part of this new business model, we plan to provide SAR Receivers directly to participating public safety and law enforcement agencies at nominal or no cost.

**Key Economic Factors and Trends and our Business**

The natural disaster in Japan in early 2011 impacted the supply of vehicles for certain manufacturers in the worldwide market. The sale of LoJack Units is indexed to many of the brands which experienced disruption, and our sales volumes were negatively impacted through 2011 as compared to 2010.

*North America Segment*

Industry experts are now estimating the seasonally adjusted annual rate, or SAAR, for the retail auto market in the United States to be 11.4 million vehicles for 2012, as compared to 10.4 million for 2011. Experts have noted that the upward trend in the retail auto market during the second half of 2011 and the continuation of that trend through the beginning of 2012 casts a favorable outlook for 2012. The improvement of the United States auto industry, however, has continued to be uneven, with some major auto manufacturers participating to a greater extent than others.

While the broader U.S. auto market was expected to deliver double-digit top line growth for the full year in 2011, there continued to be a significant change in the underlying brand mix in the market from prior years, which negatively impacted the sale of LoJack Units. We continued to be negatively impacted by a shift in our historical brand and model mix, as well as a slowdown in our bulk installations due to a shortage of dealer vehicle inventory following the production disruptions created by the natural disaster in Japan earlier in the year. Inventory shortages began to ease in the fourth quarter, which has positioned us to benefit as the affected auto manufacturers rebuild their inventory levels at the dealerships and move to recapture their share of the domestic market. Brands with which our penetration rates have been historically high are generally the brands which experienced sales declines during 2011. Other brands where we have had historically lower penetration rates have been growing at rates that outpaced the overall growth of the market.

We have developed and continue to invest in new sales programs that address the changes in the U.S. auto market, including the growth in leased vehicles as well as the shift in brand and model mix within the market. We are strategically restructuring our relationships with targeted dealers to make it easier for them to sell our solutions, increase their profits and create new business models. We continue to work with major finance companies to enhance their understanding of the LoJack product offering to ensure that the LoJack Unit and related products can continue to be financed as a part of the purchase price of the vehicle. We are also implementing a more robust system interface with dealers and are offering expanded services to our dealers to generate higher penetration rates and stronger long term relationships.

Our business in Canada has been adversely affected by performance of the Boomerang technology since the conversion of the cellular infrastructure in Canada from analog to digital. As a result, we have built out the necessary infrastructure to launch the LoJack technology in our Canadian market. During the second quarter of 2011, the Espion Powered by LoJack system was officially launched in Canada.

Additionally, our business in Canada has been challenged by the economic and credit conditions in Canada and the continued shift in the Canadian auto market away from high-end vehicles, where we have historically had a higher penetration rate. We continue to aggressively manage costs to ensure that we are spending at a level appropriate for the size of our business in Canada.

***International Segment***

Our international business declined from 2010 as a result of reduced shipments to a number of our licensees. In the past, we have experienced some quarterly fluctuation in purchases in the International segment, with sales in many of our international markets tending to be higher in the fourth quarter of the year to meet demand caused by insurance mandates. While the level of revenue in the first quarter of 2011 for international business was consistent with historical trends, we did not meet our expected targets for unit sales in the second and third quarters of 2011 due to a softening in the international market as well as protracted negotiations with some of our licensees. International revenues of some of our licensees shifted from the third quarter to the fourth quarter due to the timing of these negotiations.

Our business in Italy is continuing to gain traction and delivered growth in terms of both revenue and subscribers during 2010 and 2011. We entered 2011 with approximately 13,000 subscribers in Italy, and continued growing the number of monthly subscribers, adding approximately 7,200 net new subscribers in Italy during 2011.

The growth of our Italian business from 2011 as compared to 2010 slowed, as concerns over sovereign debt levels in Europe, and the possible negative implications to banks and the global economy arising out of the European debt crisis, have had an adverse effect on the Italian economy, credit availability, consumer confidence, and the demand for new and used vehicles.

***All Other Segment***

Although the majority of our revenue comes from the automotive sector, we recognize the importance of our diversification efforts, which include the extension of the LoJack brand and the expansion of products for cargo and people at risk.

**Key Factors of our Business**

In 2011, the United States continued to emerge from a global economic downturn that had resulted in a substantial decline in the global automotive industry, with sales of aftermarket products like LoJack Units being particularly adversely affected. The decline in automotive industry sales volume, combined with tight credit markets, and other economic factors and trends described above constrained our earnings and affected our liquidity. As a result, we embarked upon a critical evaluation of our business during 2011 and developed a strategy designed to stabilize the business financially and then develop a strategy for controlled growth. As we move into 2012, we plan to continue to improve our infrastructure and production processes and explore opportunities to expand our core businesses in the United States and internationally.

We believe that our continued focus on executing our strategic goals for 2012 will enable us to continue our diversification efforts and:

- Restore our domestic and Canadian businesses to profitable growth;
- Identify new territories for international expansion while maintaining our existing core licensee business;

- Increase our investment in those businesses which we view as significant sources of future revenue and profit;
- Streamline and simplify our business processes to improve the overall experience for our customers and continue to aggressively manage our cost structure and discretionary spending; and
- Develop highly differentiated products and services in each line of our business while broadening our knowledge of the industry, current markets and potential new markets to pursue going forward.

**Critical Accounting Policies and Estimates**

The consolidated financial statements include the accounts of LoJack, our wholly-owned subsidiaries and our majority interest in SCI. We consolidate entities which we own or control. All intercompany transactions and balances have been eliminated in consolidation. Management is required, in certain instances, to use estimates and assumptions that affect the amounts reported in the consolidated financial statements and the notes included herein. The actual results could differ from those estimates. Our accounting policies are described in Note 1 to the consolidated financial statements included herein at Item 8. A critical accounting policy is one that is both important to the portrayal of our financial condition and results of operations and requires management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The significant accounting policies and estimates, which we believe to be the most critical in understanding and evaluating our reported financial position and results of operations, include:

*Revenue Recognition and Deferred Revenue.* We earn revenue primarily from the domestic sale and installation of LoJack Units and LoJack Early Warning, the sale of products and components to international licensees, royalties, the sale of extended warranty programs and the sale of our Boomerang products and service contracts.

We recognize revenue on domestic sales of LoJack Units upon installation, or upon shipment to our installation partners and distributors when all revenue recognition criteria have been met.

In the U.S. and Canada, sales of a combined LoJack and Early Warning Unit constitute a multiple element arrangement under Accounting Standards Codification, or ASC, 605 subtopic 25, *Revenue Recognition: Multiple Element Arrangements.* The combined LoJack and Early Warning Unit includes LoJack Unit hardware, Early Warning hardware, installation service, and an Early Warning ongoing automated notification service, which is provided over the period of vehicle ownership.

The delivered elements of a multiple element arrangement (LoJack Unit hardware and Early Warning Hardware and installation service) must meet certain criteria to qualify each component of the combined LoJack and Early Warning Unit for separate accounting. Management performed an analysis and has determined that each of the delivered elements in the arrangement qualify for separate accounting based on the applicable guidance.

The guidance establishes a selling price hierarchy for determining the selling price of a deliverable in a multiple element arrangement. The selling price for each deliverable is based on vendor-specific objective evidence, or VSOE, if available, third-party evidence, or TPE, if VSOE is not available, or management's best estimated selling price, or BESP, if neither VSOE nor TPE are available. The residual method of allocation is no longer permitted under the relevant guidance and thus we are required to allocate consideration at the inception of the arrangement to all deliverables using the relative selling price allocation method. The relative selling price method allocates any discount in the arrangement proportionately to each deliverable on the basis of the deliverable's estimated fair value. Management determined an estimated fair value for each element in the arrangement as follows: (i) LoJack Unit hardware selling price has been determined using VSOE; (ii) Early Warning hardware selling price has been determined based on BESP; (iii) installation service selling price has been determined using TPE; and (iv) Early Warning ongoing notification service selling price has been determined based on BESP. We plan to analyze the selling prices used in our allocation of arrangement consideration, at a minimum, on an annual basis. Selling prices will be analyzed on a more frequent basis if a significant change in the business necessitates a more timely analysis or if we experience significant variances in our selling prices.

The LoJack and Early Warning hardware and installation service components of each sale are considered to have met delivery requirements for revenue recognition upon installation of the LoJack and Early Warning Unit; however, revenue from the ongoing notification service is deferred and recognized over an estimated life of new vehicle ownership, which management estimates is five years. Management continually monitors and evaluates this estimate based on published industry data. If the estimated life of new vehicle ownership proves to vary materially from the estimates we use, we would be required to change our estimates, which could result in material differences in the amount of revenue recognized in any given period. Historically, there have not been any changes to our five-year estimate.

Revenue relating to the sale of service contracts associated with our Boomerang product line is recognized over the life of the contract. The term of service contracts offered ranges from 12 to 60 months and are generally payable in full upon initial activation of the Boomerang Unit or on renewal of a service contract. Customers are also offered a month-to-month option.

We recognize license fees to our international licensees in revenue over the term of the license (typically ten years) and we recognize royalty revenue when earned or when payment is reasonably assured, whichever is later. (Also see Note 5 to the consolidated financial statements included herein in Item 8 for a discussion of the license income related to Absolute).

Revenue relating to SCI and LoJack SafetyNet consists of the sale of tracking devices and subscription fees. Sales of units are recognized upon shipment and subscription fees are recognized over the life of the contractual agreement which can range from 12 to 24 months.

We sell several types of extended warranties. For those warranties for which a third party, and not LoJack, is the primary obligor, we recognize payments for these insurance contracts in revenue at the time of sale. For warranties for which we are the primary obligor, revenue is deferred and recognized over the estimated term of the warranties, determined to be equivalent to the estimated life of new vehicle ownership, which is five years. If the estimated life of new vehicle ownership varies significantly from the estimates we use, material differences in the amount of revenue recognized in any given period could result. Incremental costs directly related to the provision of such warranties are deferred and charged to expense proportionately as the revenue is recognized. Any remaining warranty costs relating to actual claims made are recognized when incurred. We believe the likelihood of material changes to the average estimated life of vehicle ownership is low.

In December 2011, we transferred the servicing and liability obligations for a portion of our extended warranty contracts originated in 2010 to a third party, eliminating any additional services or liability exposure as the primary obligor for those contracts. As a result, approximately $2,586,000 of previously recorded deferred revenue that was being recognized over time was accelerated and recognized as current revenue during the fourth quarter of 2011. We are currently in the process of transferring the servicing and liability obligations for substantially all 2011 originated extended warranty contracts to the third party and, beginning in 2012, all servicing and liability obligations associated with new contracts sold will be transferred to the third party upon purchase by the consumer. As such, for the majority of extended warranty contracts originated after 2011, we will recognize revenue upon delivery as opposed to deferring the revenue and recognizing it over the life of the contract.

*Accounts Receivable and Allowance for Doubtful Accounts.* In our North America segment, our customers, primarily automobile dealerships in the United States, are billed for product sales either via bulk sale or at the time of installation. The customer base is principally automobile dealers that are geographically dispersed. Payment terms for LoJack performed installations are generally 10 days. Payment terms for bulk product sales to LoJack certified dealer installers and expeditors range from 30 to 90 days. Except for contract termination due to misconduct or insolvency, which requires the return of all LoJack Units and materials, all LoJack Unit sales to these parties are final with no right of return.

Accounts receivable related to our Canadian customers consists of payments due from our commercial accounts, automotive dealers, accessory retailers and, in limited situations, consumers. Payment terms range from 30 to 60 days from shipment or invoicing. Initial service contracts and subsequent renewals are generally recognized as deferred revenue upon payment via credit card and as a result there is no significant collection risk for a substantial portion of our revenue in Canada.

If the creditworthiness or the financial strength of our dealers were to decline, there could be an adverse effect on our operating results and cash flows. We provide specific reserves for known losses and supplement that estimate with additional reserves based on our historical loss experience. There have been no changes to our North America segment's billing and returns policy for the periods presented.

Our international customers or licensees are billed for product sales, royalties and in some cases, license fees. Payment terms for our international licensees vary, depending on the length of the supply chain, the financial strength of the licensee and the business climate in the market our licensee operates and are generally longer than our North America business. We mitigate the credit risk in our International segment by obtaining, in many cases, private trade credit insurance for our large international customers. Changes in

the geopolitical situation in the countries where we have international customers could create additional credit risk and bad debt exposure. Sales of LoJack Units and component systems to international customers are final with no right of return.

In our All Other segment, our customers are billed for product sales generally at the time of shipment. Payment terms range from 30 to 90 days and all sales are final with no right of return.

The following table presents accounts receivable and the related allowance for doubtful accounts by our segments (dollars in thousands):

| | December 31, 2011 | Segment % of Accounts Receivable, net | December 31, 2010 | Segment % of Accounts Receivable, net |
|---|---|---|---|---|
| North America — Gross | $11,580 | | $10,826 | |
| Allowance for doubtful accounts | (1,467) | | (1,536) | |
| | 10,113 | 35% | 9,290 | 35% |
| International — Gross | 19,305 | | 19,164 | |
| Allowance for doubtful accounts | (1,414) | | (1,895) | |
| | 17,891 | 63% | 17,269 | 64% |
| All Other — Gross | 497 | | 441 | |
| Allowance for doubtful accounts | (9) | | (103) | |
| | 488 | 2% | 338 | 1% |
| Accounts receivable, net | $28,492 | 100% | $26,897 | 100% |

In the normal course of business, we monitor the financial condition of our customers and limit the amount of credit extended when deemed necessary. We maintain reserves for estimated potential credit losses. We have established an allowance for doubtful accounts that corresponds to the creditworthiness of our customers, historical trends and economic circumstances. Changes to these estimates are possible and could result in a material effect on our reported results of operations. At each of December 31, 2011 and 2010, approximately 84% and 80%, respectively, of the North America segment's gross accounts receivable balances were less than 60 days old.

As of December 31, 2011, one international licensee accounted for 28% of accounts receivable. As of December 31, 2010, two international licensees accounted for 20% and 14% of our international accounts receivable. For the year ended December 31, 2011, no international licensee accounted for more than 10% of revenue. For the years ended December 31, 2010 and 2009, one international licensee accounted for 10% and 11% of revenue, respectively.

*Valuation of Investments.* Periodically, we have made equity investments in our international licensees and other entities. As of December 31, 2011, our investments in international licensees consisted of: a 12.5% equity investment, with a carrying value of $1,541,000, in our Mexican licensee; a 5.5% equity investment, with a carrying value of $354,000, in our French licensee; and a 17.5% equity investment, with a carrying value of $496,000, in our Benelux licensee. Our investments in our Mexican and Benelux licensees are accounted for using the cost method of accounting and are carried at cost and adjusted only for other-than-temporary declines in fair value, returns of capital and additional investments made. Management periodically reviews the carrying value of these investments. Based upon projections of anticipated cash flows, market conditions, legal factors, operational performance, and valuations, when appropriate, we have concluded that there is no impairment to the fair value of these investments that should be viewed as other-than-temporary. Our investment in our French licensee, in the form of common stock, is accounted for as an available-for-sale security, and is valued at the quoted closing price on its market exchange as of the reporting date. When the fair value of an available-for-sale security falls below cost for an extended period or the magnitude of the unrealized loss is significant, the loss may be deemed other-than-temporary. No realized gains or losses were recorded for the years ended December 31, 2011 or 2010. For the year ended December 31, 2009, we recorded an other-than-temporary impairment charge of $308,000 for our investment in our French licensee.

We also have equity interests of less than 10% in our licensees in Argentina and Hong Kong, for which we have no carrying value in our financial statements.

We may be required to record an impairment charge in a future period with respect to our Mexican or Benelux licensees if (a) the licensee requires additional capital and is unable to raise sufficient capital to continue operations, (b) the licensee raises sufficient capital, but at an enterprise value less than currently valued, (c) its operations and future cash flows vary significantly from current projections, adversely affecting the viability of the business, or (d) other negative events were to occur. If the quoted price of the investment in our French licensee were to drop below our new recorded cost basis for an extended period of time we would have to evaluate the investment for further impairment. (Also see Note 5 to the consolidated financial statements included herein at Item 8).

*Income Taxes and Deferred Taxes.* Our annual tax rate is based on our income (loss), statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our annual tax expense and in evaluating our tax positions.

We file federal and state income tax returns in the United States and tax returns in 10 international jurisdictions. We estimate our income tax expense after considering, among other factors, differing tax rates between jurisdictions, allocation factors, tax credits, nondeductible items and changes in enacted tax rates.

Deferred taxes arise because of differences in treatment between financial statement accounting and tax accounting, known as temporary differences. The tax effects of these temporary differences are recorded as deferred tax assets and deferred tax liabilities on the consolidated balance sheet. Deferred tax assets generally result in tax deductions or credits subsequent to the period in which the related item was recorded in the consolidated statement of operations. At December 31, 2011, we maintain a full valuation allowance against our worldwide deferred tax assets, net of deferred tax liabilities, with the exception of Ireland, which has deferred tax assets of $315,000. If sufficient evidence of our ability to generate future taxable income in any of the jurisdictions in which we currently maintain a valuation allowance becomes more likely than not, we may reduce our valuation allowance, which would result in an income tax benefit being recorded in our consolidated statement of operations.

Due to complexity within and diversity among the various jurisdictions in which we do business, there is a risk that a governmental agency may disagree with the manner in which we have computed our taxes. Additionally, due to the lack of uniformity among all of the foreign and domestic taxing authorities, there may be situations where the tax treatment of an item in one jurisdiction is different from the tax treatment in another jurisdiction or that a transaction causes a tax liability to arise in another jurisdiction. As of December 31, 2011, we had $19,355,000 of gross unrecognized tax benefits (excluding accrued interest), of which approximately $15,302,000, if recognized, would not affect the Company's tax rate and would result in an increase in capital loss and net operating loss carryforwards which would be subject to a full valuation allowance. The liability amounts related to the unrecognized tax benefits recorded at December 31, 2011 and 2010 were $4,053,000 and $3,220,000, respectively. The total unrecognized tax benefit at December 31, 2011 of $19,355,000 includes an accrual of $726,000 recorded in 2011 for a change in estimate of unrecognized tax benefits resulting from the ongoing IRS exam of our 2009 tax return, which has been recorded as short term taxes payable. While the Company expects that the IRS exam will be settled within the next twelve months, we cannot at this time predict the outcome of the audit nor estimate the possible loss or range of loss we could incur.

Effective January 1, 2006, LoJack Ireland commenced operations. As a result of this business structure, a substantial part of our international business activities are supported by LoJack Ireland. LoJack Ireland's business activities are taxed at a rate of 12.5%.

In general, it is the practice and intention of the Company to indefinitely reinvest the earnings of its non-U.S. subsidiaries in those operations. As of December 31, 2011, the Company has not made a provision for U.S. or additional foreign withholding taxes on approximately $38,619,000 of the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. It is not practicable to estimate the amount of deferred tax liability related to investments in these foreign subsidiaries.

***Recently Adopted Accounting Guidance***

In September 2009, the FASB, issued Accounting Standards Update, or ASU, No. 2009-13, as codified in Accounting Standards Codification 605, *Revenue Recognition*, or ASC 605. ASC 605 provides greater ability to separate and allocate consideration in a multiple element revenue arrangement. In addition, ASC 605 requires the use of estimated selling price to allocate consideration in a multiple element revenue arrangement, therefore eliminating the use of the residual method of accounting. See "Critical Accounting Policies" above for discussion of the revised revenue recognition policies for multiple element arrangements. Our adoption of ASC 605 as of January 1, 2011 did not have a material impact on our consolidated results of operations, financial position, or cash flows.

***Accounting Guidance Issued But Not Yet Adopted***

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, or IFRS.* ASU 2011-04 explains how to measure fair value and intends to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. ASU 2011-04 will become effective prospectively for interim and annual reporting periods beginning on or after December 15, 2011. Early adoption was not permitted for public entities, therefore the standard will became effective for the Company in January 2012. The adoption of ASU 2011-04 is not expected to have a significant impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income*. ASU 2011-05 eliminates the current option to report other comprehensive income and its components in the statement of changes in equity and requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 will become effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. As we did not early adopt, the standard became effective for the Company in January 2012. The adoption of ASU 2011-05 is not expected to have a significant impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-8, *Intangibles — Goodwill and Other*. ASU 2011-8 is intended to simplify the testing of goodwill for impairment by permitting an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Accounting Standards Codification 350. ASU 2011-8 will become effective for fiscal years beginning after December 15, 2011, with early adoption permitted in limited circumstances. As we did not early adopt, the standard became effective for the Company in January 2012. The adoption of ASU 2011-8 is not expected to have a significant impact on the Company's consolidated financial statements.

## RESULTS OF OPERATIONS

### *Revenue*

For the year ended December 31, 2011, consolidated revenue decreased $5,814,000, or 4%, as compared to 2010. Consolidated revenue for the year ended December 31, 2010 increased $11,622,000, or 9%, as compared to 2009. The following table presents revenue by our segments (dollars in thousands):

| | | | | Percentage Change | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2011 vs. 2010 | 2010 vs. 2009 |
| North America | $ 95,837 | $ 96,228 | $ 95,775 | 0% | 0% |
| International | 41,886 | 46,900 | 36,063 | (11) | 30 |
| All Other | 3,098 | 3,507 | 3,175 | (12) | 10 |
| Total revenue | $140,821 | $146,635 | $135,013 | (4)% | 9% |

*North America Segment*

Revenue related to our North America segment decreased $391,000 in 2011 as compared to 2010.

Revenue in our North America segment for our dealer channel increased 2% as compared to the same period in 2010. Revenue in our North America segment from our heavy equipment, or commercial, channel increased 46% over the same period in 2010. Our motorcycle and direct distribution channels in the United States market saw revenue declines of 8% and 9%, respectively, as compared to the same period in 2010.

The activity which resulted in the decrease in our North America segment revenue for the year ended December 31, 2011 as compared to the same period in 2010 was primarily attributable to:

- A decrease of $1,450,000, or 2%, in revenue from the sale of LoJack Units due to a 2% decrease in unit volume during 2011 as compared to 2010;
- A decrease of $1,659,000, or 13%, in Boomerang Unit and service revenue, driven by a 40% decrease in the number of base units sold from 10,300 to 6,100, a 2% decrease in the average revenue per unit, and a decrease of 7% in service revenue driven by a 17% decline in the average number of Boomerang Unit subscribers to 53,500 subscribers for the year ended December 31, 2011; and
- A decrease of $1,130,000, or 26%, in all other revenue including a decrease of $160,000 in revenue from the motorcycle channel, a decrease of $116,000 relating to an increase in sales referral discounts offered to our dealers, a decrease of $322,000 in revenue generated from repairs and inspections, and a decrease of $611,000 in other revenue items, partially offset by a $79,000 increase in royalty revenue; partially offset by
- An increase of $1,962,000, or 20%, in the recognition of revenue from our Early Warning product. The increase in Early Warning revenue was largely attributed to the recognition at the time of sale of revenue relating to the hardware portion of the Early Warning product. In prior years, Early Warning hardware revenue was combined with the Early Warning notification service revenue and the entire amount was deferred and recognized over an estimated service period. See "Critical Accounting Policies" above for discussion of the revised revenue recognition policies for multiple element arrangements. As the cost of goods sold relating to the hardware is also recognized as opposed to deferred, the net effect of this increase in revenue was not material to the financial statements as a whole;
- An increase of $1,886,000, or 20%, in revenue from our warranty products. The increase was primarily due to the transfer of the servicing and liability obligations for a portion of our extended warranty contracts to a third party as the primary obligor during December 2011, thus eliminating any additional services or future liability for the Company from those contracts. As a result, approximately $2,586,000

of previously recorded deferred revenue that was being recognized over time was accelerated and recognized as current revenue during the fourth quarter of 2011. The increase was partially offset by lower sales of warranty products throughout the year as compared to the same period in 2010.

Revenue related to our North America segment increased $453,000 for the year ended December 31, 2010 as compared to the year ended December 31, 2009.

The turnaround of the United States auto industry was uneven during 2010. In the United States market, LoJack Unit volume trends tracked the retail trends in the broader domestic auto market in 2010. Consumer purchases continued to be impacted by the restrictive credit environment, continued high unemployment and fewer incentives offered by auto manufacturers. Revenue from our LoJack Units remained flat, because while our 2010 unit volume performance improved over 2009, we continued to expand our bulk installation program as confidence returned to certain dealerships, therefore the increases in unit volume were mostly offset by decreases in average revenue per unit for the year ended December 31, 2010. Revenue for our motorcycle, commercial and direct sale channels decreased 17%, 2% and 2%, respectively, as compared to the same period in 2009, while our dealer channel saw revenue increase 2%. The increase in North America segment revenue for the year ended December 31, 2010 as compared to 2009 was primarily attributable to an increase of $1,574,000 in other revenue driven by a $1,546,000 decrease in payments made by LoJack pursuant to the recourse agreements in the dealer channel, offset by:

- A decrease of $410,000, or 4%, in revenue recognized from the sale of warranty products;
- A decrease of $406,000, or 17%, in revenue from the motorcycle channel caused by a 30% decrease in units sold from 6,500 to 4,500, partially offset by a 20% increase in average revenue per unit sold; and
- A decrease of $342,000, or 35%, in royalty and other revenue, primarily related to a decline in royalty revenue from the stock warrants issued to us by Absolute as all remaining warrants vested during the year.

*International Segment*

Revenue related to our International segment decreased $5,014,000 in 2011 as compared to 2010, while International segment revenue increased $10,837,000 in 2010 as compared to 2009.

The decrease in International segment revenue for 2011 as compared to 2010 was primarily attributable to:

- A decrease of $5,277,000, or 12%, in product revenue from our licensees as a result of an 18% decrease in the number of units sold from 598,200 to 491,200, partially offset by a 7% increase in average revenue per unit;
- A decrease of $634,000, or 31%, in revenue from the sale of infrastructure components, royalty, license fee, and other revenue from our licensees; partially offset by
- An increase of $897,000, or 40%, in revenue from our Italy business.

The increase in International segment revenue for 2010 as compared to 2009 was primarily attributable to:

- An increase of $10,534,000 in product revenue from our licensees as a result of an increase in the number of units sold from 431,700 to 611,500; and
- An increase of $303,000, or 12%, in other revenue including sales of infrastructure components, licensee fees, and other charges related to our international licensees.

*All Other Segment*

Revenue related to our All Other segment decreased $409,000 in 2011 as compared to 2010, and $332,000 in 2010 as compared to 2009.

The decrease in All Other segment revenue from 2010 to 2011 was primarily the result of an $874,000 decrease in LoJack SafetyNet revenue, from $1,093,000 for 2010 to $219,000 for 2011, due to decreased product shipments to Project Lifesaver during the year ended December 31, 2011 as compared to the same period in 2010. The decrease in LoJack SafetyNet revenue for 2011 as compared to 2010 was partially offset by an increase of $466,000, or 19%, in revenue from SCI to $2,879,000 for 2011 from $2,413,000 for 2010.

The increase in All Other segment revenue for 2010 as compared to 2009 was attributable to an increase of $263,000, or 12%, in revenue from SCI to $2,413,000 for 2010 from $2,150,000 for 2009 and the inclusion of $1,093,000 in revenue from LoJack SafetyNet for 2010 as compared to $1,025,000 for 2009.

***Cost of Goods Sold***

The following table presents cost of goods sold by our segments (dollars in thousands):

| | | | | Percentage Change | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2011 vs. 2010 | 2010 vs. 2009 |
| North America | $47,424 | $49,532 | $45,440 | (4)% | 9% |
| International | 19,374 | 22,146 | 17,178 | (13) | 29 |
| All Other | 1,134 | 1,283 | 1,478 | (12) | (13) |
| Total cost of goods sold | $67,932 | $72,961 | $64,096 | (7)% | 14% |

As a percentage of total revenue, total cost of goods sold was 48%, 50% and 47% in 2011, 2010 and 2009, respectively.

*North America Segment*

As a percentage of North America segment revenue, North America segment cost of goods sold was 49%, 51% and 47% in 2011, 2010 and 2009, respectively.

The decrease in cost of goods sold as a percentage of revenue from 2010 to 2011 was primarily due to decreased unit cost year over year and a decrease in additions to the warranty reserve charged to cost of goods sold as compared to 2010. The decrease in warranty reserves was primarily due to higher recall rates on Boomerang Unit products in 2010 as compared to 2011. The increase in cost of goods sold as a percentage of revenue from 2009 to 2010 was primarily due to increases in unit volume related to our bulk installation program, partially offset by a decrease in average revenue per unit. Unit volumes in North America decreased 4% in 2011 as compared to 2010 and increased 5% in 2010 as compared to 2009.

*International Segment*

As a percentage of International segment revenue, International segment cost of goods sold was 46%, 47% and 48% in 2011, 2010 and 2009, respectively. The decrease in cost of goods sold as a percentage of revenue from 2010 to 2011 was largely driven by an increase in the price per unit charged to some of our international licensees due to a decrease in the number of units purchased. The decrease in 2011 as compared to 2010 was partially offset by a $1,474,000 increase in our inventory reserve largely related to the announcement of the end of manufacturing of our fifth generation LoJack Unit, included in costs of goods sold for the year ended December 31, 2011. The decrease in cost of goods sold as a percentage of revenue from 2009 to 2010 was largely the result of a decrease in the cost of the manufactured unit due to the increase in the number of units purchased in 2010 as compared to 2009.

*All Other Segment*

As a percentage of All Other segment revenue, All Other segment cost of goods sold was 37%, 37% and 47% in 2011, 2010 and 2009, respectively.

***Operating Expenses***

The following table presents our consolidated operating expenses (dollars in thousands):

| | 2011 | 2010 | 2009 | Percentage Change 2011 vs. 2010 | Percentage Change 2010 vs. 2009 |
|---|---|---|---|---|---|
| Product development | $ 5,318 | $ 6,162 | $ 6,994 | (14)% | (12)% |
| Sales and marketing | 26,880 | 29,308 | 31,529 | (8) | (7) |
| General and administrative | 32,058 | 31,479 | 36,435 | 2 | (14) |
| Legal settlement | — | — | 18,250 | — | (100) |
| Depreciation and amortization | 6,068 | 7,110 | 7,857 | (15) | (10) |
| Impairment of intangible assets and goodwill | — | — | 14,038 | — | (100) |
| Total operating expenses | $70,324 | $74,059 | $115,103 | (5)% | (36)% |

*Product Development*

As a percentage of total revenue, product development expenses were 4%, 4% and 5% in 2011, 2010 and 2009, respectively. Product development expense decreased $844,000 in 2011 as compared to 2010 and decreased $832,000 in 2010 as compared to 2009. The decrease in 2011 was primarily due to a $709,000 decrease in compensation expenses primarily relating to decreased salaries expense and a $125,000 decrease in research and development expenses for the year as compared to 2010. The decrease in 2010 as compared to 2009 was primarily due to lower personnel-related costs, including salaries, benefits, recruiting, contract labor and consulting costs.

We expect product development expenses as a percentage of revenue to remain the same in 2012.

*Sales and Marketing*

As a percentage of total revenue, sales and marketing expenses were 19%, 20% and 23% in 2011, 2010 and 2009, respectively. Sales and marketing expenses decreased $2,428,000 in 2011 as compared to 2010 and decreased $2,221,000 in 2010 as compared to 2009.

The decrease in 2011 as compared to 2010 was attributable to:

- Decreased compensation expense of $1,254,000 as compared to the same period in 2010, including $1,022,000 of lower salary expenses resulting from workforce reductions which took place through the second quarter of 2010 and a $733,000 decrease in severance expense due to severance accruals having been recorded during the second quarter of 2010 relating to the aforementioned workforce reductions, partially offset by a $327,000 increase in benefits expense and a $197,000 increase in sales commissions;

- Decreased bad debt expense of $1,332,000 as compared to the same period in 2010;

- Decreased rent expense of $290,000 as compared to the same period in 2010; and

- Decreased travel expenses of $170,000 as compared to the same period in 2010; partially offset by a $411,000 increase in advertising expenses and a $156,000 increase in marketing production agency expenses.

The decrease in 2010 as compared to 2009 was attributable to:

- Decreased personnel related costs of $977,000 based upon a reduction in the workforce and decreased incentive compensation as a result of lower sales volumes;
- Decreased advertising expenses of $2,532,000 due to management's decision to further reduce the advertising budget as a cost saving measure; and
- Decreased costs of $167,000 in maintaining our dealer incentive program; partially offset by
- Increased facilities expenses of $688,000 related to the costs of maintaining our sales offices which were previously included in general and administrative expenses and are now classified as sales and marketing expenses; and
- Increased bad debt expense of $796,000.

We expect sales and marketing expenses as a percentage of revenue to increase in 2012 to support our planned investment in personnel and continued advertising of LoJack products.

*General and Administrative*

As a percentage of total revenue, general and administrative expenses were 23%, 21% and 27% in 2011, 2010 and 2009, respectively. General and administrative expenses increased by $580,000 in 2011 as compared to 2010 and decreased by $4,956,000 in 2010 as compared to 2009.

The increase in 2011 as compared to 2010 was primarily attributable to:

- Increased legal expenses of $3,710,000 primarily related to a loss contingency accrual of $1,869,000 recorded during 2011 for the settlement of the consumer claims litigation and the wage and hour litigation in California as discussed in Part I Item 3, "Legal Proceedings" and an increase in other legal expenses of $2,591,000 which were primarily attributable to the ongoing costs associated with the litigation discussed in Part I Item 3, "Legal Proceedings." The increase was partially offset by a $750,000 loss contingency accrual which was recorded during 2010 for a loss contingency related to wage and hour litigation in California; and
- Increased bad debt expense of $368,000; partially offset by
- Decreased compensation expenses of $1,705,000, primarily related to a decrease of $480,000 in salary expenses resulting from workforce reductions which took place through the second quarter of 2010, a $1,011,000 decrease in severance expense due to severance accruals having been recorded during the second quarter of 2010 relating to the aforementioned workforce reductions, a $586,000 decrease in other compensation and a $381,000 decrease in benefits expense, partially offset by a $232,000 increase in incentive compensation and a $521,000 increase in expenses relating to temporary employees;
- Decreased sales tax expense of $422,000 primarily due to the reversal of a prior year accrual for estimated custom tariffs no longer owed;
- Decreased general and administrative expenses for SCI of $611,000, primarily due to workforce reductions at SCI which took place during 2010; and
- Decreased consulting expenses of $693,000, primarily associated with a consulting fee incurred in 2010.

The decrease in 2010 as compared to 2009 was primarily attributable to:

- Decreased legal expenses of $2,828,000, attributable to decreased costs related to the arbitration proceeding of the termination of our licensee in China;
- Decreased general and administrative expenses of $817,000 at SCI and Locator resulting from the workforce reductions which took place in 2010;

- Decreased facilities expenses of $688,000 related to the costs of maintaining our sales offices which were previously included in general and administrative expenses and are now classified as sales and marketing expenses; and
- Decreased tax and accounting costs of $379,000.

General and administrative expenses as a percentage of revenue is expected to increase slightly in 2012 led by increased hiring to fill vacant positions and to support our growth initiatives.

*Legal Settlement*

LoJack Ireland and its former China licensee, Kington Holdings Limited, or Kington, were involved in an arbitration proceeding relating to the termination of the license agreement between the parties. The matter was arbitrated in Boston, Massachusetts in February 2009 and on March 17, 2009, the arbitrator issued a partial final award. The arbitrator determined that LoJack Ireland improperly terminated the license agreement and that LoJack Ireland breached the license agreement. On September 22, 2009, in resolution of the aforementioned arbitration and related litigation between the parties, LoJack, LoJack Ireland, and certain of their affiliates and Kington and certain of its affiliates, entered into a Release and Settlement Agreement, or the Settlement Agreement, providing for a settlement and release of all disputes and claims. Pursuant to the terms of the Settlement Agreement, the parties agreed to release any and all claims and disputes, pending or potential, based on any event or matters occurring on or before the effectiveness of the releases, including those related to or arising out of the agreements among the parties and the matters that were the subject of the pending litigation and arbitration. In consideration of the release and settlement, LoJack and LoJack Ireland paid a total of $18,250,000 in cash to Kington on September 25, 2009 upon satisfaction of the conditions specified in the Settlement Agreement, including the return to the Company of the LoJack infrastructure purchased by Kington and the dismissal with prejudice of all pending litigation and the arbitration among the parties. LoJack also discharged the remaining outstanding balance of approximately $950,000 owed to LoJack under the separate notes and loan agreements between the parties, a majority of which had been written off in prior periods. The $18,250,000 cash payment is included on our 2009 consolidated statement of operations under the caption "legal settlement."

*Depreciation and Amortization*

As a percentage of total revenue, depreciation and amortization expense was 4%, 5% and 6% in 2011, 2010 and 2009, respectively.

Depreciation and amortization expense decreased by $1,042,000 in 2011 as compared to 2010 and decreased by $747,000 in 2010 as compared to 2009. The decrease in 2011 as compared to 2010 was primarily related to the retirement of assets and certain assets becoming fully depreciated during the year ended December 31, 2011. The decrease in 2010 as compared to 2009 was driven by an adjustment made in 2009 to depreciation of approximately $750,000 associated with software development and other equipment placed into service in prior years, offset by a decrease in depreciation caused by assets that were still in use becoming fully depreciated in 2010.

Depreciation and amortization expense as a percentage of revenue in 2012 is expected to decrease as compared to 2011 due to certain assets becoming fully depreciated during 2012.

*Impairment of Intangible Assets and Goodwill*

We have adopted an annual goodwill and intangible asset measurement date of November 30 for SCI and LoJack SafetyNet. Tests for impairment are also performed on an interim basis if there are triggering events identified. On each measurement date, the carrying value of the reporting unit is compared to its estimated fair value, and an impairment charge is measured based upon the excess of the carrying value of goodwill over the implied fair value if impairment is indicated. There was no goodwill impairment recognized in the years ended December 31, 2011 and 2010. For the year ended December 31, 2009, we recognized a goodwill impairment charge of $13,627,000 related to our Boomerang reporting unit within the North America segment. The impairment expense taken in June 2009 eliminated the goodwill balance for the Boomerang reporting unit; therefore no impairment analysis was performed during 2011 or 2010.

Intangible assets consist of amortizing intangibles, including customer relationships, patents, trademarks, trade names and RFs. Whenever events or changes in circumstances indicate that the carrying value may not be recoverable, an assessment is completed to determine whether the fair value of the asset exceeds the carrying value. When a potential impairment has been identified, forecasted undiscounted net cash flows of the operations to which the asset relates are compared to the current carrying value. If such cash flows are less than the carrying amounts, the intangible assets are written down to their respective fair values.

In making this assessment, we rely on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and marketplace data. For the years ended December 31, 2011, 2010 and 2009 we recognized impairment charges relating to other intangible assets of $0, $0 and $411,000, respectively, at our Boomerang reporting unit within the North America segment.

***Other Income (Expense)***

The following table presents our other income and expenses (dollars in thousands):

| | | | | Percentage Change | |
|---|---|---|---|---|---|
| | **2011** | **2010** | **2009** | **2011 vs. 2010** | **2010 vs. 2009** |
| Interest income | $1,005 | $ 31 | $1,038 | 3142% | (97)% |
| Interest expense | (638) | (665) | (524) | (4) | 27 |
| Other income (loss) | 1,022 | (189) | 619 | (641) | (130) |
| Total other income (expense) | $1,389 | $(823) | $1,133 | (269)% | (173)% |

Other income (expense) for 2011 increased by $2,212,000 as compared to 2010. This increase is attributable to the following:

- Increased interest income of $974,000, which is primarily attributable to interest realized on the outstanding accounts receivable balances of certain international licensees, which is recognized upon collection; and
- Increased other income of $1,211,000, which is primarily attributable to a $699,000 increase in gains related to foreign currency transactions, a $228,000 increase in dividend income, primarily due to an increase in dividends received from those licensees in which we hold an equity investment, and an increase of $295,000 in the income associated with our marketable securities, primarily due to an increase in the value of our investment in Absolute, partially offset by a decrease in the value of the investments in our deferred compensation plan.

Other income (expense) for 2010 decreased by $1,956,000 as compared to 2009. This decrease is attributable to:

- Decreased interest income of $1,007,000, due to a decrease in interest realized on the outstanding accounts receivable balances of certain international licensees;
- Increased interest expense of $141,000, due to the increase in the interest rate on our debt, partially offset by the decrease in our average debt balance versus the prior year; and
- Increased other loss of $808,000 which was primarily due to a $643,000 increase in losses related to foreign currency transactions (primarily the Euro), a $27,000 increase in losses associated with marketable securities and a $139,000 decrease in dividends and other items.

***Provision (Benefit) for Income Taxes***

We recorded a worldwide provision for income taxes of $2,566,000 for 2011. This amount is primarily comprised of the provision for income taxes for our Irish and Brazilian subsidiaries. Included in our provision for income taxes for 2011 is an accrual (including accrued interest) of approximately $781,000 related to an ongoing IRS audit of our 2009 tax return. The IRS opened the 2009 tax audit in May of 2011, and their audit is expected to be concluded within the next twelve months. While the audit is not yet final, the IRS has identified potential adjustments, the majority of which are timing in nature and would result in several deductions originally taken on the 2009 tax return being applied to later years. The timing of these deductions would not normally have an impact on our overall tax expense. The tax reserve associated with the potential adjustments impacts our consolidated statement of operations because we previously monetized our 2009 loss through a carryback claim. The potential adjustments would result in a cash tax payment with a corresponding increase in a deferred tax asset against which we would maintain a full valuation allowance. If we agree to these adjustments and are successful in returning to profitability in the United States sufficient to eliminate the need for a valuation allowance, then the 2009 timing adjustments would reduce our tax expense in a future period.

We have net U.S. deferred tax assets that have arisen as a result of temporary differences between book and tax accounting, primarily related to net operating loss carryforwards, deferred revenue and stock compensation. The FASB authoritative guidance on accounting for income taxes requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Our ability to realize a deferred tax asset is based on our ability to generate sufficient future taxable income. The valuation allowance was determined in accordance with the guidance, which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. We maintain a full valuation allowance against our net U.S. deferred tax assets, which was recorded during the second quarter of 2010, and did not recognize any deferred tax benefits related to U.S. losses incurred during 2011. We will maintain a full valuation allowance on our net U.S. deferred tax assets until sufficient positive evidence exists to support reversal of the valuation allowance.

The provision for income taxes for 2010 was $17,428,000 compared to a tax (benefit) of ($7,771,000) in 2009 or increase of $25,199,000. This increase was substantially due to the establishment of a valuation allowance for our U.S. net deferred tax assets of $15,100,000 and the establishment of a valuation allowance for deferred tax assets in our Canadian subsidiary of $282,000 recorded in 2010 and the 2009 tax benefit recorded in that year.

***Net Income (Loss) Attributable to LoJack Corporation and Income (Loss) Per Share***

As a result of the foregoing, for the years ended December 31, 2011, 2010 and 2009, net income (loss) attributable to LoJack Corporation and fully diluted income (loss) per share were as follows (dollars in thousands, except for per share amounts):

| | | | | Percentage Change | |
|---|---|---|---|---|---|
| | **2011** | **2010** | **2009** | **2011 vs. 2010** | **2010 vs. 2009** |
| Net income (loss) attributable to LoJack Corporation | $ 1,429 | $ (18,306) | $ (34,661) | (114)% | (47)% |
| Diluted income (loss) per share attributable to LoJack Corporation | $ 0.08 | $ (1.06) | $ (2.02) | (113)% | (48)% |
| Weighted average shares — diluted | 17,967,394 | 17,348,433 | 17,170,492 | 4% | 1% |

## LIQUIDITY AND CAPITAL RESOURCES

Our liquidity is primarily contingent on working capital generated by continued customer demand for our products and services and continuing our existing relationships with automobile dealers, insurance companies, international licensees and certain law enforcement agencies. We believe that we will be able to keep pace with required technological changes in our products and expect that our sales and marketing initiatives will continue to drive demand.

On August 10, 2010, SCI issued a one year, 11% interest Convertible Promissory Note totaling $400,000 to its shareholders. As a 64% holder of SCI, LoJack was issued a $254,000 note which is considered an intercompany loan, eliminated in consolidation. The remaining $146,000 due to the noncontrolling holders of SCI was considered a third party loan and classified as short-term debt on our consolidated balance sheet. On October 14, 2011, a new 11% Convertible Promissory Note totaling $752,000 and maturing on October 1, 2012, was issued, replacing the outstanding principal and interest under the original note. Our portion of the new note, which was $478,000, is eliminated in consolidation. The amount of the note due to the noncontrolling shareholders of SCI, $274,000, is classified as short-term debt on our consolidated balance sheet as of December 31, 2011.

On December 29, 2009, we entered into our multicurrency revolving Credit Agreement, or the Credit Agreement, with RBS Citizens, N.A., as Lender, Administrative Agent and Lead Arranger, and TD Bank, N.A., as a Lender and Issuing Bank. The Credit Agreement provides for a multicurrency revolving credit facility in the maximum amount of USD $30,000,000, subject to a borrowing base calculation (or its equivalent in alternate currencies). We have the right to increase the aggregate amount available to be borrowed under the Credit Agreement to USD $50,000,000, subject to certain conditions, including consent of the lenders.

The outstanding borrowings under the Credit Agreement totaled CAD $11,200,000 as of December 31, 2011 (equivalent to USD $11,013,000, converted using the CAD to USD exchange rate at December 31, 2011). The interest rate on borrowings under the Credit Agreement varies depending on our choice of interest rate and currency options, plus an applicable margin. The interest rate in effect as of December 31, 2011 was 3.93%. As of December 31, 2011, we also had three outstanding irrevocable letters of credit in the aggregate amount of $966,000. These letters of credit reduce our outstanding borrowing availability under the Credit Agreement.

The Credit Agreement contains limitations on capital expenditures, repurchases of common stock, certain investments, acquisitions and/or mergers and prohibits disposition of assets other than in the normal course of business. Additionally, we are required to maintain certain financial performance measures including maximum leverage ratio, minimum cash flow coverage ratio, minimum quick ratio and maximum capital expenditures. The payment of dividends is permitted under the Credit Agreement but only to the extent such payments do not affect our ability to meet certain financial performance measures. Failure to maintain compliance with covenants could impair the availability of loans under the facility. At December 31, 2011, we had borrowing availability of $18,021,000, which was not limited by the results of our borrowing base calculation for the year then ended. At December 31, 2011, we were in compliance with all financial covenants in the Credit Agreement.

The Credit Agreement terminates on January 10, 2014, at which time all amounts outstanding under the revolving credit facility are due. The Credit Agreement is guaranteed by our United States domestic subsidiaries and certain Canadian subsidiaries and is secured by all domestic assets, including our intellectual property and a pledge of 100% of the stock of Boomerang and 65% of the capital stock of LoJack Ireland.

In recent years, we have made no attempt to raise capital from external sources nor do we have any credit rated debt outstanding. Therefore, it is difficult to predict whether any efforts to raise capital would be successful. Furthermore, we believe our ability to raise such funds may be limited due to the condition of the automotive industry and the United States economy as a whole. If additional equity securities were to be issued, shareholder value would be diluted and the new equity securities may have rights, preferences or privileges senior to those of our common stock.

On February 15, 2008, our Board of Directors authorized the repurchase of 1,000,000 shares of our common stock under the Repurchase Plan and additionally renewed the remaining management discretionary authority to repurchase an incremental 2,000,000 shares, for a total repurchase authorization of 3,000,000 shares. In November 2011, we resumed our repurchase activity under the Repurchase Plan. From November 23, 2011 through December 31, 2011 we repurchased 368,833 shares under the plan at an average price of $2.82 per share. As of December 31, 2011 there were 1,312,945 shares available for repurchase under the Repurchase Plan.

In 2011, the U.S. economy continued to emerge from a global economic downturn that resulted in a substantial decline in the global automotive industry, with sales of aftermarket products like LoJack Units being particularly adversely affected. The decline in automotive industry sales volume, combined with tight credit markets, and other economic factors and trends described above constrained our earnings and affected our liquidity. As a result, we embarked upon a critical evaluation of our business during 2011 and developed a strategy designed to stabilize the business financially so that we could then develop a strategy for controlled growth. As we move into 2012, we plan to continue to improve our infrastructure and production processes and explore opportunities to expand our core businesses in the United States and internationally, which we hope will improve our liquidity.

We expect our continuing operation, international expansion and new product initiatives, combined with our longer term international investment requirements and domestic expansion, to be funded using existing cash, cash flows from operations and, if needed, our Credit Agreement.

We expect capital expenditures for 2012 to be between $3,000,000 and $5,000,000 which we expect to fund out of our existing working capital, which was $48,896,000 as of December 31, 2011 and included $49,645,000 of cash and cash equivalents. Non-discretionary capital expenditures budgeted for 2012 include $500,000 to $1,000,000 for enhancement of our core tracking and recovery technology. Discretionary expenditures for 2012, which could be delayed to a future period, include $2,000,000 to $2,500,000 for additional hardware infrastructure and system upgrades. However, we currently have no plans to delay these projects or reduce these spending levels. For the year ended December 31, 2011, we had capital expenditures of $4,709,000.

We earn a significant amount of our operating income outside the U.S., which is deemed to be indefinitely reinvested in foreign jurisdictions. As a result, $27,955,000 of cash and cash equivalents are held by foreign subsidiaries at December 31, 2011. Of the $27,955,000 of cash and cash equivalents held by foreign subsidiaries, $25,077,000, or 90%, is held in USD denominated accounts, with the remaining $2,878,000 held in foreign currency denominated accounts. We currently do not intend nor foresee a need to repatriate these funds. We expect existing domestic cash, cash equivalents, short-term investments, cash flows from operations and our borrowing capacity under our Credit Agreement to continue to be sufficient to fund our domestic operating activities and cash commitments for investing and financing activities, such as material capital expenditures, for at least the next 12 months and thereafter for the foreseeable future. In addition, we expect existing foreign cash, cash equivalents, short-term investments, and cash flows from operations to continue to be sufficient to fund our foreign operating activities and cash commitments for investing activities, such as material capital expenditures, for at least the next 12 months and thereafter for the foreseeable future.

Should we require more capital in the U.S. than is generated by our operations domestically, for example to fund significant discretionary activities, we could elect to repatriate funds from foreign jurisdictions or to borrow funds under our existing Credit Agreement discussed above. These alternatives could result in increased cash outflows due to higher effective tax rates or increased interest expense.

Our cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, are summarized in the following table (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Cash provided by (used for): | | | |
| Operating activities | $ 1,875 | $22,263 | $ (6,494) |
| Investing activities | (4,746) | (1,791) | (2,016) |
| Financing activities | 1,385 | (5,564) | (13,114) |
| Effect of exchange rate changes on cash | (658) | 391 | 226 |
| (Decrease) Increase in cash and cash equivalents | $(2,144) | $15,299 | $(21,398) |

Operating activities provided $1,875,000 of cash during the year ended December 31, 2011, as compared to providing $22,263,000 of cash during the same period in 2010. This $20,388,000 decrease was due to a $20,933,000 decrease in cash flows from working capital, of which $8,455,000 was due to net tax refunds having been received during 2010. The decrease was partially offset by an increase of $545,000 in net income after non-cash reconciling items.

Investing activities used $4,746,000 of cash during the year ended December 31, 2011, as compared to using $1,791,000 of cash during the same period in 2010. This $2,955,000 increase in cash used by investing activities was primarily due to a $1,030,000 decrease in the net proceeds from our marketable securities activity, a change in restricted cash activity of $478,000, from $428,000 in cash provided during 2010 to $50,000 in cash used during 2011, and an increase in capital expenditures of $1,458,000.

Financing activities provided $1,385,000 of cash during the year ended December 31, 2011, as compared to using $5,564,000 of cash during the same period in 2010. The $6,949,000 change in cash used for financing activities was due primarily to a $7,563,000 decrease in net cash used by borrowing activities, partially offset by a $658,000 increase in cash used for the repurchase of our common stock.

We do not enter into financial instrument transactions for trading or speculative purposes. We do not intend to establish any special purpose entities for financing purposes.

We will continue to monitor our foreign currency exposure and will implement a hedging strategy if we feel that we are materially at risk and that the hedge is cost effective.

To date, inflation has not had a material impact on our financial results.

## CONTRACTUAL OBLIGATIONS

We have fixed contractual obligations under various operating lease agreements relating to our office locations, computer and office equipment, vehicles and tower infrastructure locations. Other contractual obligations include long-term debt and non-cancelable inventory purchase commitments. Contractual obligations and commercial commitments existing at December 31, 2011 were as follows (in thousands):

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less Than 1 Year | 1-3 Years | 3-5 Years | More than 5 Years |
| Short term debt obligations | $ 274 | $ 274 | $ — | $ — | $ — |
| Long term debt obligations(1) | 11,013 | — | 11,013 | — | — |
| Interest on long term debt obligations(2) | 906 | 447 | 459 | — | — |
| Operating lease obligations | 12,043 | 4,354 | 4,674 | 1,936 | 1,079 |
| Purchase obligations | 3,513 | 3,513 | — | — | — |
| Uncertain tax positions(3) | — | — | — | — | — |
| Total | $27,749 | $8,588 | $16,146 | $1,936 | $1,079 |

(1) This debt is denominated in Canadian dollars and the maturities have been presented at the exchange rate for U.S. dollars prevailing at December 31, 2011.

(2) Borrowings under the Credit Agreement bear interest at a variable rate, adjustable quarterly, at our option, at either the Canadian base rate or a Euro-currency denominated rate, or Canadian LIBOR. Interest has been calculated assuming the interest rate prevailing as of December 31, 2011, which was 3.93%.

(3) As of December 31, 2011 we had $4,456,000 of non-current liabilities for uncertain tax positions. We are not able to provide a reasonable estimate of the timing of future payments relating to these obligations.

## OFF BALANCE SHEET ARRANGEMENTS

We have no material off balance sheet arrangements as defined in Regulation S-K, Item 303(a)(4)(ii).

## WARNING REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 and other federal securities laws contain certain safe harbors regarding forward-looking statements. From time to time, information we provide or statements made by our employees may contain "forward-looking" information, which involves risk and uncertainty. Any statements in this report that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of our markets and customers, our expected investments in Italy, SCI, and LoJack SafetyNet, our strategies for addressing changes in the automotive market, our objectives and plans for future operations and products, our expected capital expenditures and our expected liquidity and capital resources). Forward-looking statements can often be identified by words such as "anticipate", "expects", "intends", "plans", "believes", "seeks", "estimates", "may", "will", "should", "would", "could", "potential", "continue", "ongoing", or similar expressions and variations or negatives of these words. Such forward-looking statements are based on a number of assumptions and involve a number of risks and uncertainties, and accordingly, actual results could differ materially. Risk factors that may cause such differences are described in Item 1A — Risk Factors.

## ITEM 7A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have limited exposure to market risk due to the nature of the financial instruments carried on our consolidated balance sheet. Our financial instruments as of December 31, 2011 consisted of cash and cash equivalents, restricted cash, marketable securities, other assets, accounts receivable, accounts payable, accrued liabilities, long-term debt and credit facilities. Our financial position is subject to market risk, including, but not limited to, changes in the value of financial instruments including those resulting from changes in interest rates, foreign currency exchange rates and market valuation. As of December 31, 2011, the fair value of these financial instruments approximated their carrying values.

We are exposed to changes in interest rates primarily through amounts outstanding under our Credit Agreement. As of December 31, 2011, we analyzed the effect of interest rates on our variable-rate Credit Agreement, for which there was CAD$11,200,000 (equivalent to USD $11,013,000, converted using the CAD to USD exchange rate at December 31, 2011) of outstanding borrowings as of December 31, 2010. Based on the outstanding borrowings under the agreement at December 31, 2011, a 1% increase in the interest rate would result in an additional $110,000 of annual interest expense.

We are subject to foreign currency risk through our international operations. As of December 31, 2011, we carry cash denominated in foreign currencies, primarily in Euro, Canadian Dollar, and Brazilian Real. These assets accounted for approximately 6% of the total cash and cash equivalents at December 31, 2011. We translate accounts for subsidiaries whose functional currency is not the U.S. dollar using exchange rates in effect at period-end for assets and liabilities and exchange rates averaged over the period for results of operations. The related translation adjustments are reported in accumulated other comprehensive income in equity. Transaction gains and losses are reported in the consolidated statement of operations. As a result, both positive and negative currency fluctuations against the U.S. dollar may affect our results of operations and accumulated other comprehensive income. Our exposure to foreign currency exchange risk is minimized in relation to our results of operations since a significant portion of our International segment revenue is denominated in U.S. dollars. This situation may change in the future if revenue earned and expenses incurred denominated in foreign currencies increases.

We manage future foreign exchange risk exposures that cause both earnings and cash volatility by utilizing a hedging strategy if the exposure is material and the hedge is cost effective. As of December 31, 2011, we had no derivative contracts outstanding. We do not enter into financial instrument transactions for trading or speculative purposes. We have not established any special purpose entities and do not have any material off balance sheet financing transactions. We will continue to monitor our foreign currency exposure and will implement a hedging strategy if we feel that we are materially at risk and that the hedge is cost effective.

We are exposed to market valuation risks related to securities we hold that are carried at fair value. Our marketable securities consist of Absolute common stock carried at fair value in the financial statements. Significant changes in the market price of Absolute's common stock could result in significant changes in other income (expense). Based on the 366,500 shares held as of December 31, 2011, a $1.00 change in the market price of Absolute's common stock would result in a $367,000 increase/decrease in the fair value of the shares. Our other assets include our investment in our French licensee, in the form of a publicly traded common stock, accounted for as an available-for-sale security and valued at the quoted closing price on its market exchange as of the reporting date. Unrealized gains or losses on available-for-sale securities are included, net of tax, in accumulated other comprehensive income in equity until the disposition of the security. During the year ended December 31, 2011, we recorded $40,000 in unrealized gains in accumulated other comprehensive income. Realized gains and losses on available-for-sale securities are included in other income (expense). No realized gains or losses were recorded for the year ended December 31, 2011.

As of December 31, 2011 we held $49,645,000 of cash and cash equivalents. Of this balance, $2,878,000, or 6%, is denominated in foreign currencies, including the Canadian Dollar, Euro and Brazilian Real. The remaining $46,767,000, or 94%, is denominated in U.S. dollars. At December 31, 2011, $27,507,000, or 55%, of our total cash and cash equivalents balance was held in money market accounts, with the remaining $22,138,000 held in traditional deposit accounts.

## ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
LoJack Corporation:

We have audited the accompanying consolidated balance sheets of LoJack Corporation and subsidiaries as of December 31, 2011 and December 31, 2010 and the related consolidated statements of operations, changes in equity, and cash flows for the years then ended. We also have audited LoJack Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LoJack Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LoJack Corporation and subsidiaries as of December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, LoJack Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Boston, Massachusetts
March 13, 2012

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
LoJack Corporation

We have audited the accompanying consolidated statements of operations, changes in equity and cash flows of LoJack Corporation and subsidiaries (the "Company") for the year ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
March 16, 2010

## LOJACK CORPORATION AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (In thousands, except share and per share amounts) | |
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ 49,645 | $ 51,789 |
| Restricted cash | 225 | 175 |
| Marketable securities at fair value | 1,778 | 1,365 |
| Accounts receivable, net of allowances of $2,890 and $3,534, respectively | 28,492 | 26,897 |
| Inventories | 6,628 | 8,506 |
| Prepaid expenses and other | 3,016 | 4,036 |
| Prepaid and receivable income taxes | 429 | 657 |
| Deferred income taxes | 504 | 308 |
| Total current assets | 90,717 | 93,733 |
| PROPERTY AND EQUIPMENT, net of accumulated depreciation of $49,004 and $46,206, respectively | 13,426 | 15,114 |
| DEFERRED INCOME TAXES | 124 | 101 |
| INTANGIBLE ASSETS — NET | 110 | 294 |
| GOODWILL | 1,717 | 1,717 |
| OTHER ASSETS — NET | 8,189 | 11,352 |
| TOTAL | $114,283 | $122,311 |
| **LIABILITIES AND EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Short term debt | $ 274 | $ 146 |
| Accounts payable | 6,222 | 7,097 |
| Accrued and other liabilities | 12,107 | 11,111 |
| Current portion of deferred revenue | 19,007 | 21,824 |
| Accrued compensation | 4,211 | 4,681 |
| Total current liabilities | 41,821 | 44,859 |
| LONG TERM DEBT | 11,013 | 8,798 |
| DEFERRED REVENUE | 19,430 | 28,834 |
| DEFERRED INCOME TAXES | 313 | 308 |
| OTHER ACCRUED LIABILITIES | 3,684 | 3,503 |
| ACCRUED COMPENSATION | 1,241 | 1,633 |
| Total liabilities | 77,502 | 87,935 |
| COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 10) | | |
| EQUITY: | | |
| Preferred stock — $.01 par value; authorized, 10,000,000 shares | — | — |
| Common stock — $.01 par value; authorized, 35,000,000 shares; issued and outstanding, 18,101,003 at December 31, 2011 and 18,296,959 at December 31, 2010 | 181 | 183 |
| Additional paid-in capital | 21,265 | 19,968 |
| Accumulated other comprehensive income | 6,435 | 6,713 |
| Retained earnings | 9,120 | 7,691 |
| Total LoJack Corporation equity | 37,001 | 34,555 |
| Noncontrolling interest in subsidiary | (220) | (179) |
| Total equity | 36,781 | 34,376 |
| TOTAL | $114,283 | $122,311 |

The accompanying notes are an integral part of the consolidated financial statements.

## LOJACK CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (In thousands, except share and per share amounts) | | |
| Revenue | $ 140,821 | $ 146,635 | $ 135,013 |
| Cost of goods sold | 67,932 | 72,961 | 64,096 |
| Gross profit | 72,889 | 73,674 | 70,917 |
| Costs and expenses: | | | |
| Product development | 5,318 | 6,162 | 6,994 |
| Sales and marketing | 26,880 | 29,308 | 31,529 |
| General and administrative | 32,058 | 31,479 | 36,435 |
| Legal settlement | — | — | 18,250 |
| Depreciation and amortization | 6,068 | 7,110 | 7,857 |
| Impairment of intangible assets and goodwill | — | — | 14,038 |
| Total | 70,324 | 74,059 | 115,103 |
| Operating income (loss) | 2,565 | (385) | (44,186) |
| Other income (expense): | | | |
| Interest income | 1,005 | 31 | 1,038 |
| Interest expense | (638) | (665) | (524) |
| Other, net | 1,022 | (189) | 619 |
| Total | 1,389 | (823) | 1,133 |
| Income (loss) before provision (benefit) for income taxes and net loss of noncontrolling interest | 3,954 | (1,208) | (43,053) |
| Provision (benefit) for income taxes | 2,566 | 17,428 | (7,771) |
| Net income (loss) | 1,388 | (18,636) | (35,282) |
| Less: Net loss attributable to the noncontrolling interest | (41) | (330) | (621) |
| Net income (loss) attributable to LoJack Corporation | $ 1,429 | $ (18,306) | $ (34,661) |
| Income (loss) per share attributable to LoJack Corporation | | | |
| Basic | $ 0.08 | $ (1.06) | $ (2.02) |
| Diluted | $ 0.08 | $ (1.06) | $ (2.02) |
| Weighted average shares: | | | |
| Basic | 17,607,347 | 17,348,433 | 17,170,492 |
| Diluted | 17,967,394 | 17,348,433 | 17,170,492 |

The accompanying notes are an integral part of the consolidated financial statements.

# LOJACK CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
## YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

| | LoJack Corporation Equity | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Common Stock | | | | | | | | |
| | Number of Shares | Amount | Additional Paid-in Capital | Accumulated Other Comprehensive Income | Retained Earnings | Total | Noncontrolling Interest in Subsidiary | Total Equity | Comprehensive Income (Loss) |
| | (In thousands, except share amounts) | | | | | | | | |
| Balance, January 1, 2009 | 17,447,449 | $174 | $14,833 | $8,169 | $ 60,658 | $ 83,834 | $ 480 | $ 84,314 | |
| Comprehensive loss: | | | | | | | | | |
| Net loss | | | | | (34,661) | (34,661) | (621) | (35,282) | $(35,282) |
| Unrealized gain on marketable securities, net of tax | | | | 360 | | 360 | | 360 | 360 |
| Foreign currency translation | | | | (998) | | (998) | | (998) | (998) |
| Total comprehensive loss | | | | | | | | | (35,920) |
| Less: Comprehensive loss attributable to noncontrolling interest | | | | | | | | | (621) |
| Comprehensive loss attributable to LoJack Corporation | | | | | | | | | $(35,299) |
| Exercise of stock options | 380 | | | | | | | | |
| Issuance of shares under employee stock purchase plan | 123,617 | 1 | 355 | | | 356 | | 356 | |
| Repurchase of common stock | (8,816) | | (35) | | | (35) | | (35) | |
| Restricted stock grants, net of forfeitures | 797,108 | 8 | (8) | | | | | | |
| Compensation expense associated with stock based compensation | | | 3,086 | | | 3,086 | | 3,086 | |
| Tax deficiency of employee stock lapses | | | (159) | | | (159) | | (159) | |
| Equity investment of noncontrolling interest | | | | | | | 292 | 292 | |
| Balance, December 31, 2009 | 18,359,738 | $183 | $18,072 | $7,531 | $ 25,997 | $ 51,783 | $ 151 | $ 51,934 | |
| Comprehensive loss: | | | | | | | | | |
| Net loss | | | | | (18,306) | (18,306) | (330) | (18,636) | $(18,636) |
| Unrealized loss on marketable securities, net of tax | | | | (231) | | (231) | | (231) | (231) |
| Foreign currency translation | | | | (587) | | (587) | | (587) | (587) |
| Total comprehensive loss | | | | | | | | | (19,454) |
| Less: Comprehensive loss attributable to noncontrolling interest | | | | | | | | | (330) |
| Comprehensive loss attributable to LoJack Corporation | | | | | | | | | $(19,124) |
| Exercise of stock options | 1,150 | | | | | | | | |
| Repurchase of common stock | (98,942) | | (527) | | | (527) | | (527) | |
| Restricted stock grants, net of forfeitures | 35,013 | | | | | | | | |
| Compensation expense associated with stock based compensation | | | 3,041 | | | 3,041 | | 3,041 | |
| Tax deficiency of employee stock lapses | | | (618) | | | (618) | | (618) | |
| Balance, December 31, 2010 | 18,296,959 | $183 | $19,968 | $6,713 | $ 7,691 | $ 34,555 | $(179) | $ 34,376 | |
| Comprehensive loss: | | | | | | | | | |
| Net income (loss) | | | | | 1,429 | 1,429 | (41) | 1,388 | $ 1,388 |
| Unrealized gain on marketable securities, net of tax | | | | 40 | | 40 | | 40 | 40 |
| Foreign currency translation | | | | (318) | | (318) | | (318) | (318) |
| Total comprehensive income | | | | | | | | | 1,110 |
| Less: Comprehensive loss attributable to noncontrolling interest | | | | | | | | | (41) |
| Comprehensive income attributable to LoJack Corporation | | | | | | | | | $ 1,151 |
| Exercise of stock options | 8,000 | | 44 | | | 44 | | 44 | |
| Repurchase of common stock | (410,823) | (4) | (1,181) | | | (1,185) | | (1,185) | |
| Restricted stock grants, net of forfeitures | 206,867 | 2 | (2) | | | | | | |
| Compensation expense associated with stock based compensation | | | 2,436 | | | 2,436 | | 2,436 | |
| Balance, December 31, 2011 | 18,101,003 | $181 | $21,265 | $6,435 | $ 9,120 | $ 37,001 | $(220) | $ 36,781 | |

The accompanying notes are an integral part of the consolidated financial statements.

## LOJACK CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| | (In thousands) | | |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income (loss) | $ 1,388 | $(18,636) | $(35,282) |
| Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities: | | | |
| Non cash revenue from warrants | (547) | (485) | (879) |
| Stock-based compensation | 2,436 | 3,041 | 3,086 |
| Depreciation and amortization | 6,426 | 7,581 | 8,797 |
| Impairment of intangible assets and goodwill | — | — | 14,038 |
| Allowance for doubtful accounts | (396) | 1,618 | 1,322 |
| Deferred income taxes | (213) | 15,168 | (85) |
| Loss (Gain) on disposal of property and equipment | 100 | (98) | 10 |
| (Gain) Loss on marketable securities | (413) | 47 | (70) |
| Increase (decrease) in cash from changes in assets and liabilities, net of acquired assets and liabilities: | | | |
| Accounts receivable | (1,234) | 5,609 | 9,657 |
| Inventories | 1,859 | 2,208 | 4,475 |
| Prepaid expenses and other | 1,044 | (841) | 1,622 |
| Prepaid income taxes | 227 | 7,806 | (5,609) |
| Other assets | 31 | 672 | (763) |
| Accounts payable | (861) | (115) | 496 |
| Accrued and other liabilities | 704 | 4,696 | (1,572) |
| Deferred revenue, net of deferred costs | (8,676) | (6,008) | (5,737) |
| Net cash provided by (used for) operating activities | 1,875 | 22,263 | (6,494) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Investment in property and equipment | (4,709) | (3,251) | (5,278) |
| Purchase of marketable securities | — | (193) | (186) |
| Proceeds from sale of marketable securities | — | 1,223 | 4,051 |
| Other | 13 | 2 | — |
| (Increase) decrease in restricted cash | (50) | 428 | (603) |
| Net cash used for investing activities | (4,746) | (1,791) | (2,016) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Exercise of stock options | 44 | — | — |
| Issuance of shares under employee stock purchase plan | — | — | 356 |
| Repayment of debt and short-term borrowings | (2,050) | (6,322) | (29,157) |
| Repurchase of common stock | (1,185) | (527) | (35) |
| Proceeds from debt and short-term borrowings | 4,576 | 1,360 | 15,702 |
| Investment of noncontrolling interest into SCI | — | — | 292 |
| Payment of debt issuance costs | — | (75) | (272) |
| Net cash provided by (used for) financing activities | 1,385 | (5,564) | (13,114) |
| Effect of exchange rate changes on cash and cash equivalents | (658) | 391 | 226 |
| (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS | (2,144) | 15,299 | (21,398) |
| BEGINNING CASH AND CASH EQUIVALENTS | 51,789 | 36,490 | 57,888 |
| ENDING CASH AND CASH EQUIVALENTS | $49,645 | $ 51,789 | $ 36,490 |
| Supplemental cash flow information: | | | |
| Income taxes paid (refunded) | $ 2,513 | $ (8,450) | $ 1,117 |
| Interest paid | $ 638 | $ 665 | $ 524 |

The accompanying notes are an integral part of the consolidated financial statements.

## 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***The Company*** — LoJack Corporation and subsidiaries, or LoJack, we, our, or the Company, is a global provider of technology products and services for the tracking and recovery or rescue of valuable mobile assets and people at risk of wandering. Our proprietary technology, wireless network and integration with law enforcement agencies provide a means for the tracking and recovery of stolen vehicles, motorcycles, construction equipment, cargo, laptops and people at risk. Our headquarters are located in Canton, Massachusetts and as of December 31, 2011 we have operations in 28 states and the District of Columbia in the United States and 32 countries and territories.

***The LoJack Stolen Vehicle Recovery System*** — The LoJack System is based on radio frequency, or RF, technology. If a vehicle equipped with a LoJack Unit is stolen, its owner reports the theft to the local police department. If the theft is reported in a jurisdiction where the LoJack System is operational, a unique radio signal is automatically transmitted to the LoJack Unit in the stolen vehicle, activating its tracking signal. The Vehicle Tracking Unit, installed in police patrol cars and aircraft in the coverage areas, is used by law enforcement officers to lead them to the stolen vehicle using RF direction-finding technology to locate the LoJack Unit emitting the tracking signal. In Canada and Italy, the tracking of stolen LoJack equipped vehicles is performed by our personnel or by private parties under contract with us, and once a LoJack equipped stolen vehicle is located by our tracking team, we rely on local law enforcement agencies for the actual recovery.

***The Boomerang System*** — The legacy Boomerang Tracking System, or Boomerang System, sold in Canada prior to the transition to the LoJack system during 2011, is based on RF and cellular technology and uses tracking devices internally developed by LoJack and the wireless network of a major Canadian telecommunications company for locating and tracking stolen assets. If a vehicle equipped with a Boomerang Unit is stolen, the vehicle owner reports the theft to the local police department and the Boomerang Security Center. The Boomerang Security Center then obtains the approximate location of the Boomerang Unit via a secure connection with the cellular carrier and then transmits a unique code causing the Boomerang Unit to transmit a tracking signal. A tracking vehicle, equipped with a Boomerang Vehicle Tracking Unit, is then dispatched to the approximate location of the Boomerang Unit and local police are notified when the vehicle has been located. In the provinces of Ontario and British Columbia, we use third parties to perform tracking.

### *Summary of Significant Accounting Policies*

***Principles of Consolidation*** — The consolidated financial statements include the accounts of LoJack, our wholly-owned subsidiaries and our majority interest in SC-Integrity Inc., or SCI. We consolidate entities which we own or control. All intercompany transactions and balances have been eliminated in consolidation.

***Use of Estimates*** — Preparing financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual amounts may differ from these estimates under different assumptions or conditions.

***Revenue Recognition and Deferred Revenue*** — We recognize revenue principally on five types of transactions — sales of products, subscriber fees for service contracts, extended warranty sales, licensing and royalty fees. In accordance with the guidance provided by the Securities and Exchange Commission's Staff Accounting Bulletin, SAB No. 104, *Revenue Recognition*, or SAB No. 104, revenue is recognized when all of the following are met: (a) persuasive evidence of an arrangement exists, (b) title and risk of loss have passed, (c) delivery has occurred or the services have been rendered, (d) the sales price is fixed or determinable and (e) collection is reasonably assured.

We generally recognize revenue on product sales with no continuing obligations upon installation. Revenue relating to sales made to our third party installation partners, who purchase our products and perform installations themselves, is recognized upon shipment, which is prior to the installation of the related products in the consumer's vehicle. Revenue from the sales of products and components of the LoJack System to international licensees is recognized upon shipment to the licensee or when payment becomes reasonably assured, whichever is later.

In September 2009, the FASB, issued Accounting Standards Update, or ASU, No. 2009-13, as codified in Accounting Standards Codification 605, *Revenue Recognition*, or ASC 605. ASC 605 provides greater ability to separate and allocate consideration in a multiple element revenue arrangement. In addition, ASC 605 requires the use of estimated selling price to allocate consideration in a multiple element revenue arrangement, therefore eliminating the use of the residual method of accounting.

In the U.S. and Canada, sales of a combined LoJack and Early Warning Unit constitute a multiple element arrangement under Accounting Standards Codification, or ASC, 605 subtopic 25, *Revenue Recognition: Multiple Element Arrangements*. The combined LoJack and Early Warning Unit includes LoJack Unit hardware, Early Warning hardware, installation service, and an Early Warning ongoing automated notification service, which is provided over the period of vehicle ownership.

The delivered elements of a multiple element arrangement (LoJack Unit hardware and Early Warning Hardware and installation service) must meet certain criteria to qualify each component of the combined LoJack and Early Warning Unit for separate accounting. Management performed an analysis and has determined that each of the delivered elements in the arrangement qualify for separate accounting based on the applicable guidance.

The guidance establishes a selling price hierarchy for determining the selling price of a deliverable in a multiple element arrangement. The selling price for each deliverable is based on vendor-specific objective evidence, or VSOE, if available, third-party evidence, or TPE, if VSOE is not available, or management's best estimated selling price, or BESP, if neither VSOE nor TPE are available. The residual method of allocation is no longer permitted under the relevant guidance and thus we are required to allocate consideration at the inception of the arrangement to all deliverables using the relative selling price allocation method. The relative selling price method allocates any discount in the arrangement proportionately to each deliverable on the basis of the deliverable's estimated fair value. Management determined an estimated fair value for each element in the arrangement as follows: (i) LoJack Unit hardware selling price has been determined using VSOE; (ii) Early Warning hardware selling price has been determined based on BESP; (iii) installation service selling price has been determined using TPE; and (iv) Early Warning ongoing notification service selling price has been determined based on BESP. We plan to analyze the selling prices used in our allocation of arrangement consideration, at a minimum, on an annual basis. Selling prices will be analyzed on a more frequent basis if a significant change in the business necessitates a more timely analysis or if we experience significant variances in our selling prices.

The LoJack and Early Warning hardware and installation service components of each sale are considered to have met delivery requirements for revenue recognition upon installation of the LoJack and Early Warning Unit; however, revenue from the ongoing notification service is deferred and recognized over an estimated life of new vehicle ownership.

Prior to our adoption of ASC 605 as of January 1, 2011, the Early Warning Unit and ongoing notification service was considered to be one unit of accounting, and revenue relating to the sale was deferred and recognized over an estimated life of new vehicle ownership, which we estimate is five years.

Revenue relating to the sale of service contracts is recognized over the life of the contract. The purchase of an initial service contract is a requirement at the time the consumer purchases a LoJack Unit in Italy. The service contracts, which are sold separately from the LoJack hardware, are offered in terms ranging from 12 to 60 months and are generally payable in full upon activation of the related unit or renewal of a previous service contract. Customers are also offered a month-to-month option.

We offer several types of contractual extended warranties. For those warranties for which an independent third party insurer, and not LoJack, is the primary obligor, we recognize payments for these contracts in revenue at the time of sale. For those warranty products to which we are the primary obligor, revenue is deferred and is recognized over the term of the warranties, determined to be equivalent to the estimated life of new vehicle ownership, which we estimate to be five years. Subsequent to January 1, 2007, we are no longer the primary obligor for our vehicle warranty products with the exception of certain extended recovery warranties. Incremental costs directly related to the provision of such warranties are deferred and charged to expense ratably as the revenue is recognized. In December 2011, we transferred the servicing and liability obligations for a portion of our extended warranty contracts originated in 2010 to a third party, eliminating any additional services or liability exposure as the primary obligor for those contracts. We are currently in the process of transferring the servicing and liability obligations for substantially all 2011 originated extended warranty contracts to the third party and, beginning in 2012, all servicing and liability obligations associated with new contracts sold will be transferred to the third party upon purchase by the consumer. As such, for the majority of extended warranty contracts originated after 2011, we will recognize revenue upon delivery as opposed to deferring the revenue and recognizing it over the life of the contract.

We recognize license fees from our international licensees in revenue over the term of the license (typically ten years) and we recognize royalty revenue when earned or when payment is reasonably assured, whichever is later. (Also see Note 5 for a discussion of the license income related to Absolute Software, Inc., or Absolute.)

Revenue relating to SCI and LoJack SafetyNet Inc., or LoJack SafetyNet, consists of the sale of tracking devices and subscription fees. Sales of units are recognized upon shipment and subscription fees are recognized over the life of the contractual agreement which can range from 12 to 24 months.

Any revenue that has been deferred and is expected to be recognized beyond one year is classified as long-term deferred revenue.

***Stock-Based Compensation*** — Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the stock award using the straight-line method.

***Advertising Expenses*** — Advertising costs, which include the placement of advertisements, third party media consulting firm fees, trade shows and promotional literature, are expensed as incurred and are classified under sales and marketing expense. Advertising expenses for the years ended December 31, 2011, 2010 and 2009 were $2,709,000, $2,130,000 and $4,481,000, respectively.

***Warranty Costs*** — We provide for the estimated costs associated with fulfilling our warranty related obligations based primarily on our historical experience of the cost of fulfilling our warranty obligations. The estimated provision for accrued warranty costs is included in the consolidated balance sheet within accrued and other liabilities. Warranty coverage is provided on both our LoJack Units and Boomerang Units. We warrant to consumers that LoJack Units and Boomerang Units will be free from defects in material or workmanship for a period of two years from the date of installation. We also warrant to purchasers of the LoJack Unit that if a LoJack Unit equipped vehicle is stolen in a covered jurisdiction within two years of installation and not recovered within 24 hours from the time that the theft is reported to the police, we will pay the consumer an amount equal to the full purchase price of the LoJack Unit up to a maximum of $695 (up to $995 if the consumer has purchased LoJack Early Warning). We warrant to purchasers of the Boomerang Units that if the Boomerang equipped vehicle is stolen and not recovered within 60 days of the reported theft, we will pay the consumer an amount equal to the full purchase price of the unit and the service fees, up to a maximum of CAD$1,000 for the Boomerang Unit and CAD$2,000 for the Boomerang Unit with automatic theft notification. For the BoomerangXpress Units, we will offer the consumer a new unit, including installation, free of charge.

SCI warrants its hardware devices to be free of defects in materials or workmanship for a period of one year after date of purchase. All external batteries, cases or wiring provided by SCI as part of an assembled device is warranted for a period of 30 days from date of purchase. Any hardware item covered by SCI's warranty and found to be defective during the warranty period will be repaired or replaced at our discretion.

We warrant to consumers that the LoJack SafetyNet Personal Locator Unit, or PLU, transmitter will be free from defects in material, workmanship or design for a period of one year from the date of purchase. If the product proves to be defective in material, workmanship or design within that period, we will replace the transmitter. Under the SafetyNet warranty, our maximum liability may not exceed $500.

A rollforward of the activity of the warranty reserve is as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Balance at beginning of year | $ 1,819 | $ 994 | $ 769 |
| Additions charged to cost and expense | 762 | 2,432 | 1,107 |
| Warranty claims | (1,369) | (1,607) | (882) |
| Balance at end of year | $ 1,212 | $ 1,819 | $ 994 |

Our business in Canada experienced increased recall rates related to the Boomerang products since the conversion from an analog to digital infrastructure and, as a result, we incurred additional warranty expense during the year ended December 31, 2010. In 2011, we transitioned our business in Canada from Boomerang Units to LoJack Units, resulting in decreased warranty expense during the year ended December 31, 2011.

***Commitments and Contingent Liabilities*** — We are subject to various claims and contingencies related to lawsuits as well as commitments under contractual and other commercial obligations. We recognize liabilities for contingencies and commitments, including any legal costs associated with a loss contingency, when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to pending claims and litigation and may revise estimates. Given the nature of most litigation, the company is typically unable to estimate probable legal costs associated with pending litigation matters and therefore, such costs are most often expensed as incurred. (Also see Note 10.)

***Cash and Cash Equivalents*** — We consider all highly liquid instruments with an original maturity of three months or less to be cash equivalents. We periodically maintain bank balances which exceed the federally insured limit. We routinely assess the financial strength of our depository banks and believe we had no significant exposure to credit risks as of December 31, 2011.

***Marketable Securities*** — All marketable securities must be classified as one of the following: held-to-maturity, available-for-sale, or trading. We determine the classification at the time of purchase.

Our investment in our French licensee, in the form of a publicly traded common stock, is accounted for as an available-for-sale security and is valued at the quoted closing price on its market exchange as of the reporting date. Included in other income (expense) for the year ended December 31, 2009 is an other-than-temporary impairment charge of $308,000. This impairment charge was recorded because the fair value of our investment in the licensee fell below our recorded cost for an extended period of time. No realized gains or losses were recorded for the years ended December 31, 2011 or 2010. Our investment in our French licensee is reported as a long-term asset on our consolidated balance sheet. Unrealized gains or losses on available-for-sale securities are included, net of tax, in accumulated other comprehensive income in equity until the disposition of the security. We follow the specific identification method in determining the cost basis in computing realized gains and losses on the sale of available-for-sale securities. Realized gains and losses on available-for-sale securities are included in other income (expense).

The investments of the deferred compensation plan are included in other assets at fair value. See Note 11 for further discussion.

At both December 31, 2011 and 2010 we held 366,500 shares of Absolute common stock. We acquired these shares upon the exercise of the Absolute warrants in July 2010 and September 2009. The fair market value of these shares at December 31, 2011 and 2010 was $1,778,000 and $1,365,000, respectively, and is accounted for as a trading security classified within marketable securities in the consolidated balance sheet.

***Accounts Receivable*** — We maintain an allowance for doubtful accounts based on an assessment of collectability of all outstanding receivables. We make this assessment by evaluating the creditworthiness of our customers, historical trends and economic circumstances. A rollforward of the activity of the allowance for doubtful accounts is as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Balance at beginning of year | $3,534 | $2,384 | $1,950 |
| (Reductions) additions to the provision | (396) | 1,618 | 1,322 |
| Accounts written off, net of recoveries | (248) | (468) | (888) |
| Balance at end of year | $2,890 | $3,534 | $2,384 |

***Customer Concentration*** — Accounts receivable in the United States are due principally from automobile dealers that are geographically dispersed. Accounts receivable in Canada consist of payments due from our dealer channel and corporate accounts. International accounts receivable are principally due from international licensees. As of December 31, 2011, one international licensee accounted for 28% of accounts receivable. As of December 31, 2010, two international licensees accounted for 20% and 14% of accounts receivable. For the year ended December 31, 2011, no international licensee accounted for more than 10% of revenue. For the year ended December 31, 2010, one international licensee accounted for 10% of revenue. For the year ended December 31, 2009 one international licensee accounted for 11% of revenue. When possible, payment for our products from international licensees is supported by the purchase of private trade-credit insurance paid for by the licensee.

***Inventories*** — Inventories are stated at the lower of cost or market value using the first-in, first-out method, net of inventory reserves.

***Property and Equipment*** — Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets as detailed below:

| | Useful Life (years) |
|---|---|
| System components and vehicle tracking units | 7 |
| Office equipment, computer equipment and software | 3-5 |
| Software developed for internal use | 3-5 |
| Furniture and fixtures | 5 |
| Leasehold improvements | lease term |
| Vehicles | 3 |

Upon retirement or other disposition, the cost and the related accumulated depreciation of the assets are eliminated from the consolidated balance sheet and the related gains or losses are reflected in the consolidated statement of operations. Expenditures for maintenance and repairs are charged to expense while the costs of significant improvements that extend the life of the property and equipment are capitalized.

***Internal Software Development Costs*** — We capitalize internal software development costs associated with software developed for internal use. In accordance with ASC 350-40, *Internal-Use Software,* expenses related to the design of software, coding and installation of hardware, and certain costs incurred to allow access to or conversion of old data by new systems are capitalized. Costs related to training and data conversion activities are expensed as incurred. Capitalized internal software development costs are amortized over the period of economic benefit, generally between three and five years. For the years ended December 31, 2011 and 2010, capitalized software included in property and equipment totaled $992,000 and $3,853,000, net of accumulated amortization of $12,804,000 and $10,089,000, respectively. For the years ended December 31, 2011, 2010 and 2009, we capitalized internal software development costs of $296,000, $518,000 and $2,277,000, respectively. For the years ended December 31, 2011, 2010, and 2009, $2,111,000, $778,000 and $2,206,000, respectively, of amortization expense was recorded for these capitalized internal software costs. Additions to internal software development costs are included in investments in property and equipment in the consolidated statements of cash flows.

***Cost-Basis Investments*** — We have made investments in some of our international licensees. These investments to date have resulted in ownership of less than 20% of any one licensee. Unless the shares are marketable securities, these investments are accounted for using the cost method of accounting. Under the cost method of accounting, investments are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings, additional investments made and other ownership changes. We have not recorded any gains or losses on these investments in the years ended December 31, 2011, 2010 and 2009. (Also see Note 5.)

***Equity Investments***— We have a 64% interest in SCI, a Texas based company which provides comprehensive solutions for cargo theft monitoring prevention, investigation, tracking and recovery. Prior to August 2008, we had accounted for our interest in SCI utilizing the equity method of accounting. During the third quarter of 2008 we increased our equity investment in SCI from 40% to 60% and as a result began consolidating the results of their operations in our consolidated financial statements as well as accounting for the corresponding impact of SCI's noncontrolling interest in a separate component of our consolidated balance sheet and statement of operations. In October 2009, we along with the noncontrolling interest in SCI, invested an additional $800,000 into SCI in exchange for 1,188,707 shares of SCI common stock. Our portion of this investment was $508,000. In August 2010, we, along with the noncontrolling interest in SCI, invested an additional $400,000 in the form of convertible debt. Our portion of this investment was $254,000. On October 14, 2011, we, along with the noncontrolling interest in SCI, invested an additional $352,000 in the form of convertible debt. The new instrument which totaled $752,000, replaced the outstanding principal and interest under the original note. Our portion of the new note, which was $478,000, is eliminated in consolidation. The amount of the note due to noncontrolling holders of SCI, $274,000, is classified as short-term debt on our consolidated balance sheet. (Also see Note 4.)

***Goodwill and Other Intangible Assets*** — Goodwill is not amortized but instead is assessed for impairment at least annually and as triggering events occur. We have adopted an annual measurement date of November 30 for SCI and LoJack SafetyNet. On each annual measurement date the carrying value of the reporting unit is compared to its estimated fair value, and an impairment charge is measured based upon the excess of the carrying value of goodwill over the implied fair value if impairment is indicated. This analysis is performed at a reporting unit level. There was no goodwill impairment recognized for the years ended December 31, 2011 or 2010. For the year ended December 31, 2009, we recognized an impairment charge relating to goodwill of $13,627,000 related to our Boomerang reporting unit. (Also see Note 4.)

Other intangible assets consist of amortizing intangibles, including customer relationships, patents, trademarks, trade names and the rights to RFs. Whenever events or changes in circumstances indicate that the carrying value may not be recoverable, an assessment is completed to determine whether the fair value of the asset exceeds the carrying value. When a potential impairment has been identified, forecasted undiscounted net cash flows of the operations to which the asset relates are compared to the current carrying value. If such cash flows are less than the carrying amounts, the intangible assets are written down to their respective fair values.

In making this assessment, we rely on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and marketplace data. There was no impairment charge recognized relating to other intangible assets for the year ended December 31, 2011 or 2010. For the year ended December 31, 2009 we recognized an impairment charge relating to other intangible assets of $411,000 at our Boomerang reporting unit. (Also see Note 4.)

***Impairment of Other Long-lived Assets*** — Other long-lived assets including property and equipment and internal software development costs are also periodically assessed for impairments. No such impairments were recorded in the periods presented.

***Income Taxes*** — We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements or tax returns. Deferred tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and tax basis of existing assets and liabilities, using enacted tax rates anticipated to be in effect in the year(s) in which the differences are expected to reverse. Valuation allowances are provided against deferred tax assets that are not deemed to be more likely than not realizable.

Our annual effective tax rate is based on our income (loss), statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our annual tax expense and in evaluating our tax positions. We provide reserves for potential payments of tax to various tax authorities related to uncertain tax positions and other issues. In accordance with ASC subtopic 740, Income Taxes, or ASC 740, tax benefits are based on a determination of whether and how much of a tax benefit taken by us in our tax filings or positions is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit, assuming that the matter in question will be raised by the tax authorities. Potential interest and penalties associated with such uncertain tax positions is recorded as a component of income tax expense. (Also see Note 9.)

***Product Development*** — Costs for product development are expensed as incurred and include salaries, fees to consultants, and other related costs associated with the development of new products. A portion of our product development effort has been outsourced to unrelated third parties.

***Income (Loss) Per Share*** — Basic income (loss) per common share is computed using the weighted average number of common shares and common share equivalents outstanding during each year. Diluted income (loss) per common share is computed using the weighted average number of common shares outstanding during the year, including the effect of our outstanding stock options and restricted stock (using the treasury stock method), except where such stock options or restricted stock would be antidilutive. A reconciliation of weighted average shares used for the basic and diluted computations is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Weighted average shares for basic | 17,607,347 | 17,348,433 | 17,170,492 |
| Dilutive effect of stock options and restricted stock | 360,047 | — | — |
| Weighted average shares for diluted | 17,967,394 | 17,348,433 | 17,170,492 |

For the year ended December 31, 2011, 2,087,617 options and 78,018 shares of restricted stock were excluded from the computation of diluted net income per share as their effect would be antidilutive. Because of the net losses reported for the years ended December 31, 2010 and 2009, all shares of stock issuable pursuant to stock options and unvested stock have not been considered for dilution as their effect would be antidilutive. For the year ended December 31, 2010, 2,261,565 options and 784,063 shares of restricted stock were excluded from the computation of diluted net loss per share. For the year ended December 31, 2009, 2,265,080 options and 799,524 shares of restricted stock were excluded from the computation of diluted net loss per share.

***Comprehensive Income*** — Other comprehensive income, as defined, includes all changes in equity during a period from non-owner sources, such as unrealized gains and losses on available-for-sale securities and foreign currency translation. Accumulated other comprehensive income and its components were as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Currency translation adjustments | $6,267 | $6,584 |
| Unrealized gain on available for sale investments, net of tax | 168 | 129 |
| Accumulated other comprehensive income | $6,435 | $6,713 |

***Foreign Currency*** — The functional currency for each of our subsidiaries is the currency of the primary economic environment in which the subsidiary operates, generally defined as the currency in which the entity generates and expends cash. For all entities, with the exception of LoJack Equipment Ireland, Ltd., or LoJack Ireland, the functional currency is the local currency. LoJack Ireland's functional currency is the U.S. dollar. All assets and liabilities are translated into U.S. dollar equivalents at the exchange rate in effect on the balance sheet date. Revenues and expenses are translated at the average exchange rates for the year. Translation gains or losses are recorded in equity as an element of accumulated other comprehensive income. We also incur transactional gains and losses resulting from transactions denominated in foreign currencies and the translation of intercompany balances which are not permanently invested. Such items are recorded as other income (expense) in the consolidated statement of operations. For the years ended December 31, 2011, 2010 and 2009 we recorded foreign currency gains (losses) of $337,000, ($363,000) and $280,000, respectively.

***Derivative Instruments and Hedging*** — We account for derivative instruments at fair value. We will occasionally use derivative financial instruments to manage exposures to foreign currency or interest rate risks. Our primary objective for holding derivatives is to minimize interest rate and foreign currency risk using the most effective methods to eliminate or reduce the impact of these risks. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in accumulated other comprehensive income and are recognized in earnings when the hedged item affects earnings; ineffective portions of changes in fair value are recognized in earnings.

During the first quarter of 2009, we entered into two forward contracts to purchase Euros as part of our strategy to hedge certain foreign currency commitments at our Irish subsidiary, which were denominated in Euros. These contracts expired on June 8, 2009 and we recognized a currency transaction gain of $49,000 which is included in other income on our consolidated statement of operations for the year ended December 31, 2009. As of December 31, 2011 and 2010 we had no derivative contracts outstanding.

***Recently Adopted Accounting Guidance***

In September 2009, the FASB, issued Accounting Standards Update, or ASU, No. 2009-13, as codified in Accounting Standards Codification 605, *Revenue Recognition*, or ASC 605. ASC 605 provides greater ability to separate and allocate consideration in a multiple element revenue arrangement. In addition, ASC 605 requires the use of estimated selling price to allocate consideration in a multiple element revenue arrangement, therefore eliminating the use of the residual method of accounting. See our policy on "Revenue Recognition and Deferred Revenue" above for discussion of the revised revenue recognition policies for multiple element arrangements. Our adoption of ASC 605 as of January 1, 2011 did not have a material impact on our consolidated results of operations, financial position, or cash flows.

***Accounting Guidance Issued But Not Yet Adopted***

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, or IFRS.* ASU 2011-04 explains how to measure fair value and intends to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. ASU 2011-04 will become effective prospectively for interim and annual reporting periods beginning on or after December 15, 2011. Early adoption was not permitted for public entities, therefore the standard became effective for the Company in January 2012. The adoption of ASU 2011-04 is not expected to have a significant impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income*. ASU 2011-05 eliminates the current option to report other comprehensive income and its components in the statement of changes in equity and requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 will become effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. As we did not early adopt, the standard became effective for the Company in January 2012. The adoption of ASU 2011-05 is not expected to have a significant impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-8, *Intangibles — Goodwill and Other*. ASU 2011-8 is intended to simplify the testing of goodwill for impairment by permitting an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Accounting Standards Codification 350. ASU 2011-8 will become effective for fiscal years beginning after December 15, 2011, with early adoption permitted in limited circumstances. As we did not early adopt, the standard became effective for the Company in January 2012. The adoption of ASU 2011-8 is not expected to have a significant impact on the Company's consolidated financial statements.

## 2. INVENTORIES

Inventories are classified as follows (in thousands):

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Raw materials | $ 146 | $ 333 |
| Work in progress | 173 | 314 |
| Finished goods | 6,309 | 7,859 |
| Total inventories | $6,628 | $8,506 |

## 3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| System components, including vehicle tracking units | $ 23,006 | $ 22,515 |
| Equipment, software, furniture and fixtures and leasehold improvements | 37,423 | 36,529 |
| Vehicles | 285 | 313 |
| Total | 60,714 | 59,357 |
| Less: accumulated depreciation and amortization | (49,004) | (46,206) |
| Total | 11,710 | 13,151 |
| System components and fixed assets not yet in service | 1,716 | 1,963 |
| Property and equipment — net | $ 13,426 | $ 15,114 |

Depreciation expense relating to property and equipment totaled $6,240,000, $7,194,000 and $8,343,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

System components and fixed assets not yet in service consist primarily of certain infrastructure, tooling, and other equipment that has not been placed into service.

## 4. GOODWILL AND OTHER INTANGIBLE ASSETS

Upon the acquisitions of Boomerang, SCI and Locator Systems (now known as LoJack SafetyNet), we recorded goodwill and acquired certain intangible assets with finite lives. The intangible assets acquired include customer relationships and trade names and trademarks.

We have adopted an annual measurement date of November 30 for SCI and LoJack SafetyNet. These tests for impairment are performed on an interim basis if there are triggering events identified. Triggering events are events or changes in circumstance that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include: (a) a significant adverse change in legal factors or in the business climate; (b) an adverse action or assessment by a regulator; (c) unanticipated competition; (d) a loss of key personnel; (e) a more likely than not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; (f) the testing for recoverability of a significant asset group within a reporting unit; or (g) recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

The first step in goodwill impairment testing is to compare the estimated fair value of the reporting unit to its carrying value. We utilize the discounted cash flow, or DCF, method under the income approach to estimate a reporting unit's fair value. Use of a DCF valuation model is common practice in impairment testing in the absence of available transactional market evidence to determine the fair value. The key assumptions used in the DCF valuation model include discount rates, growth rates, cash flow projections and terminal value rates.

Discount rates, growth rates and cash flow projections are the most sensitive and susceptible to change as they require significant management judgment. Discount rates are determined by using a weighted average cost of capital, or WACC. The WACC considers market and industry data as well as Company-specific risk factors for each reporting unit in determining the appropriate discount rates to be used. Using historical and projected data, growth rates and cash flow projections are generated for each reporting unit. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and low long-term growth rates.

We corroborate the results of the DCF model by using the guideline company method and the comparable transaction method, both of which are market-based approaches. In the event that the estimated fair value of the reporting unit is less than its carrying amount, we would then proceed to the second step to determine if an impairment charge is necessary. The second step in the goodwill impairment testing involves comparing the implied fair value of goodwill with its carrying value. The implied fair value of goodwill is equivalent to the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities, as if the reporting unit had been acquired in a business combination. Should the carrying value of the reporting unit's goodwill exceed the implied fair value, an impairment loss would be recognized in the amount of the excess.

***Boomerang***

The impairment expense taken in June 2009 eliminated the goodwill balance for the Boomerang reporting unit; therefore no impairment analysis was performed during 2011 or 2010.

In 2009, based upon a review of external economic factors and internal business performance we identified a triggering event in the Boomerang reporting unit. As such, Boomerang's goodwill was tested for impairment. Utilizing a DCF model we determined the fair value of the Boomerang reporting unit to be less than its carrying value. We then allocated the fair value to the reporting unit's assets and liabilities and determined that there was no implied fair value of reporting unit's goodwill. As a result of this impairment analysis, we recognized a goodwill impairment charge of $13,627,000 at June 30, 2009, thus eliminating the goodwill balance attributable to the Boomerang reporting unit. The impairment is included in Impairment of goodwill and intangible assets on the consolidated statement of operations for the year ended December 31, 2009.

As of June 30, 2009, we also tested the other intangible assets of our Boomerang reporting unit for recoverability and determined that the monitoring contractual relationships and trade name and trademark intangible assets were not fully recoverable since the expected future undiscounted cash flows attributable to each asset were below their respective carrying values. We then determined the fair value of these intangible assets using a DCF model. As a result of this impairment analysis, we recognized an impairment charge of $411,000 at June 30, 2009. The impairment is included in Impairment of goodwill and intangible assets on the consolidated statement of operations for the year ended December 31, 2009.

***LoJack SafetyNet***

We perform the annual assessment of the goodwill for LoJack SafetyNet at its annual testing date of November 30. At November 30, 2011, we estimated that the fair value of the LoJack SafetyNet reporting unit to be in excess of its carrying value of $922,000 by a significant margin. As a result of the foregoing, we determined that the second step of the goodwill impairment process was not required.

***SCI***

We performed the annual assessment of the goodwill for SCI at its annual testing date of November 30. At November 30, 2011, we estimated that the fair value of the SCI reporting unit to be in excess of its carrying value of $1,194,000 by a significant margin. As a result of the foregoing, we determined that the second step of the goodwill impairment process was not required.

The following table summarizes the changes in goodwill (in thousands):

| | North America Segment | All Other | Consolidated |
|---|---|---|---|
| Balance at January 1, 2009 (1) | $ 12,882 | $ 1,717 | $ 14,599 |
| Impairment loss on Boomerang | (13,627) | — | (13,627) |
| Foreign exchange impact | 745 | — | 745 |
| Balance at December 31, 2009 | $ — | $ 1,717 | $ 1,717 |
| Foreign exchange impact | — | — | — |
| Balance at December 31, 2010 | $ — | $ 1,717 | $ 1,717 |
| Foreign exchange impact | — | — | — |
| Balance at December 31, 2011 | $ — | $ 1,717 | $ 1,717 |

(1) The North America segment goodwill balance at January 1, 2009 relates entirely to goodwill recorded in connection with our acquisition of Boomerang on October 29, 2004. The gross value of goodwill recorded upon the acquisition was $44,002,000. The change in goodwill from the acquisition date to January 1, 2009 is attributable to a $36,830,000 impairment charge recorded during 2008 as well as currency translation adjustments.

The following table summarizes the changes in intangible assets (in thousands):

| | North America Segment | International Segment | All Other | Consolidated |
|---|---|---|---|---|
| Balance at January 1, 2009 | $ 913 | $ — | $ 561 | $1,474 |
| Amortization | (223) | — | (231) | (454) |
| Impairment loss on Boomerang | (411) | — | — | (411) |
| Foreign exchange impact | 65 | — | — | 65 |
| Balance at December 31, 2009 | $ 344 | $ — | $ 330 | $ 674 |
| Amortization | (156) | — | (231) | (387) |
| Transfer of Uruguay intangible | (120) | 120 | — | — |
| Foreign exchange impact | 7 | — | — | 7 |
| Balance at December 31, 2010 | $ 75 | $120 | $ 99 | $ 294 |
| Amortization | (77) | (10) | (99) | (186) |
| Foreign exchange impact | 2 | — | — | 2 |
| Balance at December 31, 2011 | $ 0 | $110 | $ 0 | $ 110 |

Intangible assets consist of the following (in thousands):

| | December 31, 2011 | | | December 31, 2010 | | |
|---|---|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Weighted Average Amortization Period | Gross Carrying Amount | Accumulated Amortization | Weighted Average Amortization Period |
| Contractual relationships | $ 914 | $ 914 | 2.8 years | $ 918 | $763 | 2.8 years |
| Trade name and trademark | 74 | 74 | 2.0 years | 75 | 56 | 2.0 years |
| Patents and other intangibles | 150 | 40 | 15.0 years | 150 | 30 | 15.0 years |
| Total intangible assets | $1,138 | $1,028 | 4.3 years | $1,143 | $849 | 4.3 years |

Estimated amortization expense for the next five years and thereafter for our intangible assets as of December 31, 2011 is as follows (in thousands):

| | |
|---|---|
| 2012 | $ 10 |
| 2013 | 10 |
| 2014 | 10 |
| 2015 | 10 |
| 2016 | 10 |
| Thereafter | 60 |

## 5. OTHER ASSETS

Other assets consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Deferred costs related to deferred revenue arrangements | $4,470 | $ 7,514 |
| Investment in international licensees | 2,391 | 2,351 |
| Deferred compensation plan assets | 881 | 1,251 |
| Security deposits and other | 447 | 236 |
| Total other assets | $8,189 | $11,352 |

### *Deferred Costs Related to Deferred Revenue Arrangements*

As discussed in our revenue recognition policy in Note 1, revenue relating to the sales of LoJack Early Warning ongoing automated notification service and certain warranty products are deferred and recognized over five years. The direct and incremental costs of these revenues, comprised of the cost of the Early Warning device prior to the adoption of ASU 2009-13 and paid up insurance premiums for which the Company is the primary obligor, are also deferred and recognized over this period. The deferred cost is presented as a long-term asset.

### *Investment in International Licensees*

As of December 31, 2011, investments in international licensees of $2,391,000 included a 12.5% equity interest in our Mexican licensee, totaling $1,541,000, a 5.5% interest in our French licensee, totaling $354,000 and a 17.5% equity interest in our Benelux licensee, totaling $496,000.

The investment in our Mexican licensee, over which we do not exercise significant influence, is accounted for using the cost method of accounting and is carried at cost and adjusted only for other-than-temporary declines in fair value, distributions of capital and additional investments made. Management periodically reviews the carrying value of this investment, based upon projections of anticipated cash flows, market conditions, legal factors, operational performance, and valuations, when appropriate. We have concluded that there are no impairments to the fair value of this investment for all years presented. During 2011, 2010 and 2009, our Mexican licensee declared and paid dividends of $86,000, $110,000 and $229,000, respectively, which we recorded in other income.

The investment in our Benelux licensee, over which we do not exercise significant influence, is accounted for using the cost method of accounting and is carried at cost and adjusted only for other-than-temporary declines in fair value, distributions of capital and additional investments made. In 2009, we obtained this investment in exchange for the licensing rights related to the Benelux region. We valued the investment based on the fair value of the licensing rights. The revenue related to the license is reflected in deferred revenue on the balance sheet at December 31, 2011 and 2010 and will begin to be recognized as license revenue once the licensee has completed the build-out of the RF network. Management periodically reviews the carrying value of this investment, based upon projections of anticipated cash flows, market conditions, legal factors, operational performance, and valuations, when appropriate.

We may be required to record an impairment charge in a future period if (1) the Benelux licensee would require additional capital and is unable to raise sufficient capital to continue operations, (2) the licensee raises sufficient capital, but at a lower stock price than currently valued and/or (3) the operations and future cash flows of the licensee vary significantly from current projections, adversely affecting the viability of the business, or other negative events were to occur.

Our investment in our French licensee, in the form of a marketable equity security, is accounted for as an available-for-sale security and is valued at the quoted closing price of its market exchange as of the reporting date. If the quoted price of the investment in our French licensee were to drop below our recorded cost for an extended period of time we would evaluate the investment for impairment. No realized gains or losses were recorded for the year ended December 31, 2011 or 2010. For the year ended December 31, 2009, we recorded other-than-temporary impairment charges of $308,000 for our investment in our French licensee.

We also hold less than a 10% equity interest in our licensees in Argentina and Hong Kong, for which we have no carrying value. In 2011 we received a dividend from our Argentina licensee relating to the years ended December 31, 2011 and 2010. The dividends paid for 2011 and 2010 were $161,000 and $98,000, respectively, and were recorded in other income upon receipt during the year ended December 31, 2011.

Below are the revenue associated with, and the receivables outstanding from, our international licensees in which we maintain some ownership (in thousands):

| | |
|---|---|
| Revenue for the year ended: | |
| December 31, 2011 | $16,080 |
| December 31, 2010 | $18,496 |
| December 31, 2009 | $19,775 |
| Accounts receivable outstanding at: | |
| December 31, 2011 | $11,100 |
| December 31, 2010 | $ 8,130 |

### *Absolute Warrants*

In June 2005, we entered into a ten year trademark license agreement with Absolute, a Vancouver, British Columbia, Canada based computer theft recovery company to brand its consumer offering LoJack for Laptops®. In addition to an annual per unit royalty, we were granted 1,000,000 (on a post split basis) warrants to purchase Absolute's common stock with vesting on a pro rata basis over a five year period commencing on July 1, 2006. We concluded that a measurement date is not achieved until the warrants become vested and exercisable. Prior to reaching a measurement date, the fair value of unvested warrants is calculated utilizing a Black-Scholes option pricing model and the earned and unearned revenue is adjusted to fair value. Once a measurement date has been reached, the fair value of vested warrants is measured and the revenue related to the vested warrants becomes fixed with revenue recognized over the remaining term of the licensing agreement. Subsequent to reaching a measurement date, the vested warrants are accounted for as a derivative, which requires the warrants to be recorded at fair value at each reporting date with any changes in fair value being recorded in the consolidated statement of operations. We classify the gains (losses) on investments in other income (expense). During the years ended December 31, 2011, 2010 and 2009, we recognized $547,000, $507,000 and $879,000 in revenue and $413,000, ($47,000) and $377,000 in other income (expense), respectively, related to the Absolute warrants.

At December 31, 2011, there were no unvested Absolute warrants outstanding, as the five year vesting period was completed in May 2010. Short and long-term deferred revenue, reflecting the value of the vested warrants at the vesting dates, totaling $547,000 and $1,368,000, respectively, will be recognized ratably over the remaining life of the license agreement. At December 31, 2011, we held 366,500 shares of Absolute common stock acquired through the exercise of the Absolute warrants in June 2010 and September 2009, for warrants that vested in 2010 and 2009, respectively. The fair market value of these shares at December 31, 2011 is $1,778,000 and is accounted for as marketable securities that we have designated as trading securities in the consolidated balance sheet as of December 31, 2011.

### *Deferred Compensation Plan*

The investments of the deferred compensation plan are included in other assets at fair value. See Note 11 for further discussion.

## 6. FAIR VALUE MEASUREMENTS

The FASB authoritative guidance on fair value measurements defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Financial assets and liabilities recorded on the accompanying consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

*Level 1* — Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the company has the ability to access at the measurement date (examples include active exchange-traded equity securities, listed derivatives and most United States Government and agency securities).

*Level 2* — Financial assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets. Level 2 inputs include the following:

- Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds which trade infrequently);
- Inputs other than quoted prices that are observable for substantially the full term of the asset or liability (examples include interest rate and currency swaps); and
- Inputs that are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability (examples include certain securities and derivatives).

*Level 3* — Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

We do not have any Level 3 or Level 2 financial assets or liabilities as of December 31, 2011 or 2010.

*Assets and Liabilities Measured at Fair Value on a Recurring Basis*

The fair value hierarchy requires the use of observable market data when available. In instances where the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input significant to the fair value measurement in its entirety. Our assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability. The following table sets forth by level within the fair value hierarchy, our financial assets that are accounted for at fair value on a recurring basis at December 31, 2011 and 2010, according to the valuation techniques we used to determine their fair values (in thousands):

| | | Fair Value Measurements at Reporting Date Using: | | |
|---|---|---|---|---|
| **Description** | **December 31, 2011** | **Quoted Prices in Active Markets for Identical Assets (Level 1)** | **Significant Other Observable Inputs (Level 2)** | **Significant Unobservable Inputs (Level 3)** |
| Nonqualified deferred compensation plan investments | $ 881 | $ 881 | $— | $— |
| Marketable securities | 1,778 | 1,778 | — | — |
| Equity investment in French licensee | 354 | 354 | — | — |
| Total | $3,013 | $3,013 | $— | $— |

| Description | December 31, 2010 | Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Nonqualified deferred compensation plan investments | $1,251 | $1,251 | $— | $— |
| Marketable securities | 1,365 | 1,365 | — | — |
| Equity investment in French licensee | 314 | 314 | — | — |
| Total | $2,930 | $2,930 | $— | $— |

*Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis*

Certain assets are measured at fair value on a nonrecurring basis. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments only under certain circumstances. These include cost and equity method investments that are written down to fair value when their declines are determined to be other-than-temporary, and long-lived assets or goodwill that are written down to fair value when they are held for sale or determined to be impaired.

We use Level 3 inputs to measure the fair value of goodwill and intangible assets on their annual measurement dates or if a triggering event occurs on an interim basis. We recorded an impairment to the goodwill and intangible assets of our Boomerang reporting unit during the year ended December 31, 2009 which is discussed in Note 4. No impairment was recognized for the year ended December 31, 2011 or 2010.

As of December 31, 2011, investments in international licensees included a 12.5% equity interest in our Mexican licensee, totaling $1,541,000 and a 17.5% equity interest in our Benelux licensee, totaling $496,000. In addition, we hold less than a 10% equity interest in our licensees in Argentina and Hong Kong, for which we have no carrying value in our financial statements.

Our investments in the aforementioned licensees are carried at cost and adjusted only for other-than-temporary declines in fair value, distributions of capital and additional investments made. We periodically review the carrying value of these investments using Level 3 inputs such as projections of anticipated cash flows, market conditions, legal factors, operational performance, and valuations, when appropriate. We have concluded that there are no impairments to the fair value of these investments for all periods presented.

*Financial Instruments not Measured at Fair Value*

Some of our financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature.

At December 31, 2011, the carrying value of $11,013,000 of our long-term debt approximated the fair value, because our two year multicurrency revolving credit agreement, which was established on December 29, 2009 and amended on June 30, 2010 and December 29, 2010, carries a variable rate of interest which is adjusted periodically and reflects current market conditions. (Also see Note 7 below.)

## 7. DEBT

Our debt consists of the following:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Short-term debt | | |
| SCI convertible promissory note | $ 274 | $ 146 |
| Long-term debt | | |
| Canadian dollar denominated term loan | 11,013 | 8,798 |
| Total | $11,287 | $8,944 |

On August 10, 2010, SCI issued a one year, 11% interest Convertible Promissory Note totaling $400,000 to its shareholders. As a 64% holder of SCI, a $254,000 note was issued to LoJack and is eliminated in consolidation. The remaining $146,000 due to the non-controlling holders of SCI was classified as short-term debt on our consolidated balance sheet. On October 14, 2011, a new 11% Convertible Promissory Note totaling $752,000 and maturing on October 1, 2012, was issued, replacing the outstanding principal and interest under the original note. Our portion of the new note, which was $478,000, is eliminated in consolidation. The amount of the note due to the non-controlling shareholders of SCI, $274,000, is classified as short-term debt on our consolidated balance sheet as of December 31, 2011.

On December 29, 2009, we entered into a multicurrency revolving Credit Agreement, or the Credit Agreement, with RBS Citizens, N.A., as Lender, Administrative Agent and Lead Arranger, and TD Bank, N.A., as a Lender and Issuing Bank. The Credit Agreement provides for a multicurrency revolving credit facility in the maximum amount of USD $30,000,000, subject to a borrowing base calculation (or its equivalent in alternate currencies). We have the right to increase the aggregate amount available to be borrowed under the Credit Agreement to USD $50,000,000, subject to certain conditions, including consent of the lenders.

As of December 31, 2011, we had a total outstanding borrowings of CAD $11,200,000 under the Credit Agreement (equivalent to USD $11,013,000, converted using the CAD to USD exchange rate at December 31, 2011). The interest rate on borrowings under the Credit Agreement varies depending on our choice of interest rate and currency options, plus an applicable margin. The interest rate in effect as of December 31, 2011 was 3.93%. As of December 31, 2011, we also had three outstanding irrevocable letters of credit in the aggregate amount of $966,000. These letters of credit reduce our outstanding borrowing availability under the Credit Agreement.

The Credit Agreement contains limitations on capital expenditures, repurchases of common stock, certain investments, acquisitions and/or mergers and prohibits disposition of assets other than in the normal course of business. Additionally, we are required to maintain certain financial performance measures including maximum leverage ratio, minimum cash flow coverage ratio, minimum quick ratio and maximum capital expenditures. The payment of dividends is permitted under the Credit Agreement but only to the extent such payments do not affect our ability to meet certain financial performance measures. Failure to maintain compliance with covenants could impair the availability of the loans under the facility. At December 31, 2011, we had borrowing availability of $18,021,000, which was not limited by the results of our borrowing base calculation for the year then ended. At December 31, 2011, we were in compliance with all of the financial covenants in the Credit Agreement.

The Credit Agreement terminates on January 10, 2014, at which time all amounts outstanding under the revolving credit facility are due. The Credit Agreement is guaranteed by our United States domestic subsidiaries and certain Canadian subsidiaries and is secured by all domestic assets, including our intellectual property and a pledge of 100% of the stock of Boomerang and 65% of the capital stock of LoJack Ireland.

## 8. EQUITY AND STOCK COMPENSATION

***Preferred Stock*** — As of December 31, 2011, we had 10,000,000 authorized shares of $.01 par value preferred stock.

***Common Stock*** — As of December 31, 2011, we had 35,000,000 authorized shares of $.01 par value common stock and had reserved 3,854,068 shares for the future issuance and exercise of stock options.

***Incentive Plan*** — In May 2008, our shareholders approved the 2008 Stock Incentive Plan, or the Incentive Plan, which provides for the issuance of stock options and the granting of restricted stock to our executive officers, officers and other key employees. A total of 2,090,000 shares of common stock were authorized for issuance under the Incentive Plan, consisting of 2,000,000 new shares and 90,000 shares allocated from our 2003 Stock Incentive Plan, which we terminated in May 2008. On May 20, 2009, our shareholders approved an additional 2,000,000 shares of common stock for issuance under the Incentive Plan. We grant stock options at exercise prices equal to the fair market value of our common stock on the date of grant. Options issued under the Incentive Plan generally become exercisable over periods of two to five years and expire seven years from the date of the grant. At December 31, 2011, there were 1,336,338 shares available for future grant under the Incentive Plan.

The following table presents activity of all stock options for the year ended December 31, 2011:

| | Number of Options | Weighted Average Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| | | | (in years) | (In thousands) |
| Outstanding at January 1, 2011 | 2,261,565 | $7.28 | | |
| Granted | 688,279 | 4.74 | | |
| Exercised | (8,000) | 4.79 | | |
| Cancelled or forfeited | (424,114) | 5.20 | | |
| Outstanding at December 31, 2011 | 2,517,730 | $6.94 | 4.13 | $0 |
| Vested and expected to vest at December 31, 2011 | 2,482,125 | $6.98 | 4.10 | $0 |
| Exercisable at December 31, 2011 | 1,407,277 | $8.69 | 2.96 | $0 |

The aggregate intrinsic values in the preceding table represent the total intrinsic values based on our closing stock price of $3.07 per share as of December 31, 2011.

The total intrinsic values of options exercised for the years ended December 31, 2011, 2010 and 2009 were $11,000, $1,000 and $0, respectively. Proceeds from the exercise of stock options were $38,000, $6,000 and $0 for the years ended December 31, 2011, 2010 and 2009, respectively. In 2010, the cash related to stock option exercise for that year had not been received as of December 31, 2010 as the settlement date of the cashless exercise transaction was subsequent to December 31, 2010. Income tax deficiencies realized from the exercise of stock options and the vesting of restricted stock for the years ended December 31, 2011, 2010 and 2009 were $0, $618,000 and $159,000, respectively. The income tax benefit in excess of, or less than, previously recognized stock compensation expense is recognized in additional paid-in-capital to the extent of previously recognized excess tax benefits as calculated.

As of December 31, 2011, there was $2,015,000 of unrecognized compensation cost related to our stock option plans. The cost is expected to be recognized over a weighted average period of two years.

***Unvested Stock*** — Unvested stock represents shares of common stock that are subject to the risk of forfeiture until the fulfillment of specified conditions. Our restricted stock awards generally cliff vest either on the first, second or third anniversary date of the grant.

For grants that vest based on certain specified performance criteria, the grant date fair value of the shares is recognized as compensation expense over the requisite period of performance once achievement of criteria is deemed probable. For grants that vest through only the passage of time, the grant date fair value of the award is recognized as compensation expense on a straight line basis over the vesting period. The fair value of unvested stock awards is determined based on the number of shares granted and the market value of our shares on the grant date. For the years ended December 31, 2011, 2010 and 2009, $1,353,000, $1,775,000 and $1,445,000 of compensation expense, respectively, has been recorded in operating expenses for unvested stock awards. As of December 31, 2011, there was $1,677,000, of unrecognized compensation cost related to unvested stock-based compensation arrangements granted under our stock plans that is expected to be recognized as compensation expense in the amounts of $1,171,000, $381,000, and $125,000 for the years ended December 31, 2012, 2013, and 2014, respectively.

The following table presents activity of all unvested stock for the year ended December 31, 2011:

| | Number of Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Unvested at January 1, 2011 | 784,063 | $4.77 |
| Granted | 518,015 | 4.88 |
| Vested | (249,012) | 5.22 |
| Forfeited/cancelled | (311,148) | 5.01 |
| Unvested at December 31, 2011 | 741,918 | $4.59 |

The following table presents the total amount of stock-based compensation expense included in our consolidated statement of operations for the years ended December 31, 2011, 2010 and 2009 (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Cost of goods sold | $ 248 | $ 346 | $ 137 |
| Product development | 35 | 5 | 122 |
| Sales and marketing | 411 | 435 | 471 |
| General and administrative | 1,742 | 2,255 | 2,356 |
| Stock-based compensation expense | 2,436 | 3,041 | 3,086 |
| Income tax benefits(1) | (862) | (1,107) | (1,009) |
| Total stock-based compensation expense, net | $1,574 | $ 1,934 | $ 2,077 |

(1) Income tax benefits for 2011 and for the last nine months of 2010 were not recognized as we maintain a full valuation allowance against our U.S. net deferred tax assets, which was established in the second quarter of 2010.

The fair value of options at date of grant is estimated using the Black-Scholes option pricing model. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Use of an option pricing model requires management to make certain assumptions with respect to selected model inputs. Expected stock price volatility was calculated based on the historical volatility of our common stock over the expected life of the option. The average expected life was based on the contractual term of the option and expected employee exercise behavior. The risk-free interest rate is based on United States Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant.

The weighted-average assumptions used in the Black-Scholes option pricing model for the years ended December 31, 2011, 2010 and 2009, were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Range of risk-free interest rates | 1.42%-2.96% | 1.97%-3.25% | 1.84%-2.31% |
| Expected life (in years) | 7 | 7 | 5 |
| Expected volatility | 54.65% | 56.73% | 52% |
| Dividend yield | 0% | 0% | 0% |
| Weighted average grant date fair value | $4.74 | $4.21 | $4.16 |

***Employee Stock Purchase Plan*** — In May 2002, our stockholders authorized 250,000 shares of common stock to be available for our Employee Stock Purchase Plan, or ESPP. In May 2004, our stockholders voted to increase the shares available under the ESPP to 1,000,000 shares. The ESPP was available to all employees in the United States who had at least six months of service and allowed eligible employees to purchase our stock at the lower of 85% of the fair market value of the shares on the offering date or the purchase date, which was six months after commencement of the offering date. After the purchases made on May 31, 2009, there were no longer any shares available for purchase under the ESPP and the plan was terminated. For the year ended December 31, 2009, 123,617 shares were issued under the ESPP.

For the year ended December 31, 2009 we recorded stock compensation expense of $182,000 with respect to the ESPP. The weighted-average ESPP assumptions used in the Black-Scholes option pricing model for the year ended December 31, 2009 was as follows:

| | December 31, 2009 |
|---|---|
| Risk-free interest rates | 0.44% |
| Expected life (in months) | 6 |
| Expected volatility | 80.54% |
| Dividend yield | 0% |
| Weighted average grant date fair value | $ 1.48 |

***Stock Repurchase Plans*** — On February 28, 2006, our Board of Directors authorized our stock repurchase plan, or the Repurchase Plan. The Repurchase Plan authorized us to purchase up to 2,000,000 shares of our outstanding common stock on or before February 25, 2008. From the date of the adoption of the Repurchase Plan through December 18, 2006 we repurchased 1,244,566 shares. On December 19, 2006, the Board of Directors increased the remaining authorization to 2,000,000 shares. On February 15, 2008, our Board of Directors approved an increase of 1,000,000 shares to be repurchased under the Repurchase Plan, pursuant to a plan intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and additionally renewed the remaining management discretionary authority to repurchase 2,000,000 shares, for a total repurchase authorization of 3,000,000 shares as of February 15, 2008. In November 2011 we resumed our repurchase activity under the Repurchase Plan. From November 23, 2011 through December 31, 2011 we repurchased 368,833 shares under the Repurchase Plan at an average price of $2.82 per share. As of December 31, 2011 there were 1,312,945 shares available for repurchase under the Repurchase Plan.

All other share repurchases in 2011, 2010 and 2009 were shares acquired from our employees or directors in accordance with our Incentive Plan as a result of share withholdings to pay income tax related to the lapse of restrictions on restricted stock and thus did not impact the shares available for repurchase under the Repurchase Plan.

## 9. INCOME TAXES

The components of income (loss) before provision (benefit) for income taxes and net loss of noncontrolling interest are as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| United States | $(2,765) | $(5,525) | $(19,703) |
| Foreign | 6,719 | 4,317 | (23,350) |
| | $ 3,954 | $(1,208) | $(43,053) |

The provision (benefit) for income taxes consists of the following (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Current: | | | |
| Federal | $ 932 | $ (582) | $(7,706) |
| State | (19) | 781 | — |
| Foreign | 1,867 | 2,061 | 20 |
| Total | 2,780 | 2,260 | (7,686) |
| Deferred: | | | |
| Federal | — | 11,802 | 1,054 |
| State | — | 3,117 | (644) |
| Foreign | (214) | 249 | (495) |
| Total | (214) | 15,168 | (85) |
| Provision (benefit) for income taxes | $2,566 | $17,428 | $(7,771) |

A reconciliation of statutory federal income tax benefit at a 35% tax rate to recorded income tax expense (benefit) is as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Statutory federal income tax benefit | $ 1,384 | $ (423) | $(14,851) |
| State taxes, net of federal benefit | (44) | 13 | (418) |
| Valuation Allowances | 3,162 | 19,981 | 2,495 |
| Boomerang impairment of goodwill and intangible assets | — | — | 4,193 |
| Prior year adjustments | (694) | 460 | — |
| Foreign rate differential | (2,480) | (2,659) | 1,514 |
| Uncertain tax positions accrual | 954 | 41 | 786 |
| Other, net | 284 | 15 | (1,490) |
| Recorded income tax expense (benefit) | $ 2,566 | $17,428 | $ (7,771) |

The tax effects of the items comprising our deferred tax assets and liabilities are as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Deferred tax assets: | | |
| Accruals not currently deductible | $ 4,917 | $ 4,635 |
| Revenue recognized for tax purposes | 6,549 | 8,619 |
| Investments in available-for-sale and trading securities | 1,150 | 2,253 |
| Net operating losses and other carryforwards | 21,656 | 14,901 |
| Other | 274 | 415 |
| Total gross deferred tax assets | 34,546 | 30,823 |
| Valuation allowances | (32,287) | (29,125) |
| Net deferred tax assets | 2,259 | 1,698 |
| Deferred tax liabilities: | | |
| Depreciable assets | (1,638) | (453) |
| Software development costs | (178) | (937) |
| Other | (128) | (207) |
| Total deferred tax liabilities | (1,944) | (1,597) |
| Total | $ 315 | $ 101 |

As of December 31, 2011, in the United States we had state net operating loss carryforwards which could result in a net benefit of approximately $893,000, which will expire at various dates through 2029. We also had domestic research and development tax credit carryforwards of $827,000, which will expire beginning in 2029, and United States foreign tax credit carryforwards of $503,000, which will expire beginning in 2019.

At December 31, 2011, we had foreign net operating loss carryforwards of approximately $33,279,000 primarily related to our operations in Italy and Canada. Our net operating loss carryforwards in Italy have indefinite lives. The net operating loss carryforwards of our remaining subsidiaries begin to expire in 2014. We also had federal net operating loss carryforwards of $16,593,000 for the LoJack Corporation tax group and $9,190,000 related to our investment in SCI. The realization of these deferred tax assets is not considered to be more likely than not and a full valuation allowance has been provided on our worldwide net operating loss carryforwards. The valuation allowance increased by approximately $3,162,000, $20,988,000 and $2,393,000 during the years ended December 31, 2011, 2010 and 2009, respectively. The 2011 increase in valuation allowance is primarily due to increases in fully reserved U.S. deferred assets. The 2010 increase in valuation allowance primarily resulted from the establishment of a complete valuation allowance against our net U.S. deferred tax assets as a result of declines in our U.S. profitability and the uncertainty as to the extent and timing of U.S. profitability in future periods. The 2009 increase in valuation allowance is primarily due to changes in fully reserved foreign deferred tax assets. If sufficient evidence of our ability to generate future taxable income in the jurisdictions in which we currently maintain a valuation allowance causes us to determine that our deferred tax assets are more likely than not realizable, we would release our valuation allowance, which would result in an income tax benefit being recorded in our consolidated statement of operations.

We recorded a $2,566,000 provision for income taxes for 2011. This amount is primarily comprised of the provision for income taxes for our Irish and Brazilian subsidiaries. Also included in our provision for income taxes is an accrual (including accrued interest) of approximately $781,000 related to a change in estimate of unrecognized tax benefits resulting from the ongoing IRS examination of our 2009 tax return. We recorded a $17,428,000 provision for income taxes for 2010, which includes the establishment of a valuation allowance for our US net deferred tax assets of $15,100,000 and the establishment of a valuation allowance for deferred tax assets in a Canadian subsidiary of $282,000. The effective income tax rate for 2011 was higher than our federal statutory rate primarily because no tax benefit was recorded for our current year domestic or foreign net operating losses due to the full valuation allowance that is maintained against these deferred tax assets.

During the year ended December 31, 2009, we recorded an expense associated with a legal settlement with our former China licensee in the amount of $18,250,000, which generated a tax benefit of $4,582,000. We have analyzed the tax consequences associated with the settlement payments and believe we have taken the appropriate tax deduction. In the event this position is challenged by the tax authorities, we are prepared to do what is necessary to sustain our position, including defending our position through the court of last resort. As such, we have not recorded an uncertain tax position related to the position taken. Although we believe the measurement of the tax position is proper, there can be no assurance we will ultimately prevail if disputed by the tax authorities.

In general, it is the practice and intention of the Company to reinvest the earnings of its non-U.S. subsidiaries in those operations. As of December 31, 2011, the Company has not made a provision for U.S. or additional foreign withholding taxes on approximately $38,619,000 of the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. It is not practicable to estimate the amount of deferred tax liability related to investments in these foreign subsidiaries.

**Uncertain Tax Positions**

Due to complexity within and diversity among the various jurisdictions in which we do business, there is a risk that a governmental agency may disagree with the manner in which we have computed our taxes. Additionally, due to the lack of uniformity among all of the foreign and domestic taxing authorities, there may be situations where the tax treatment of an item in one jurisdiction is different from the tax treatment in another jurisdiction or that a transaction causes a tax liability to arise in another jurisdiction.

As of December 31, 2011, we had $19,355,000 of gross unrecognized tax benefits (excluding accrued interest), of which approximately $15,302,000, if recognized, would not affect the Company's tax rate and would result in an increase in capital loss and net operating loss carryforwards which would be subject to a full valuation allowance. The liability amounts related to the unrecognized tax benefits recorded at December 31, 2011 and 2010 were $4,053,000 and $3,220,000, respectively. The total unrecognized tax benefit at December 31, 2011 of $19,355,000 includes an accrual of $726,000 ($781,000 including accrued interest) recorded in 2011 for a change in estimate of unrecognized tax benefits resulting from the ongoing IRS exam of our 2009 tax return, which has been recorded as short term taxes payable. While the Company expects that the IRS exam will be settled within the next twelve months, we cannot at this time predict the outcome of the audit nor estimate the possible loss or range of loss we could incur.

The total amount of unrecognized tax benefits was as follows (in thousands):

| | |
|---|---|
| Balance at December 31, 2008 | $ 1,087 |
| Additions based on tax positions taken in current year | 18,345 |
| Lapse of statute of limitations | (334) |
| Balance at December 31, 2009 | $19,098 |
| Additions based on tax positions taken in prior years | 1,191 |
| Adjustment due to change in estimate from prior years | (1,698) |
| Balance at December 31, 2010 | $18,591 |
| Additions based on tax positions taken in prior years | 764 |
| Balance at December 31, 2011 | $19,355 |

We recognize interest and penalties related to income tax matters within income tax expense. At December 31, 2011, 2010 and 2009 we had accrued interest related to our uncertain tax positions of $510,000, $260,000 and $192,000 respectively.

## 10. COMMITMENTS AND CONTINGENT LIABILITIES

***Lease Commitments*** — We lease various facilities, equipment and vehicles under operating leases whose terms expire from 2012 to 2022. Certain facility and equipment leases contain renewal options ranging from one to five years. Certain of our facility and equipment leases contain escalation clauses. For facility leases, we record the total expense of the lease on a straight-line basis over the estimated term of lease.

Minimum annual lease payments under operating leases as of December 31, 2011 are as follows (in thousands):

| | |
|---|---|
| 2012 | $ 4,354 |
| 2013 | 2,810 |
| 2014 | 1,864 |
| 2015 | 1,180 |
| 2016 | 756 |
| Thereafter | 1,079 |
| Total | $12,043 |

Rental expense under operating leases aggregated approximately $5,812,000, $5,928,000 and $6,302,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

***Purchase Commitments and Milestone Payments*** — As of December 31, 2011, we had outstanding commitments to our suppliers for certain inventory material, system components, testing services and tooling equipment totaling approximately $3,513,000.

***Loan Guarantees*** — We guarantee the amortized value of LoJack Units purchased by customers via auto loans underwritten by a certain financing company. Under this agreement, we will reimburse participating dealers the unamortized cost of a financed LoJack Unit upon a borrower's default within the initial eighteen months of the auto loan. This agreement terminated effective December 31, 2011 but is automatically renewed for subsequent one year terms until either of the parties provides a notification of intent to terminate the agreement. As neither party provided a notice of intent to terminate, the agreement was automatically renewed for the year ended December 31, 2012.

Payment to the participating dealers is remitted by us under this agreement on a claim-by-claim basis. Based on the unamortized cost of units sold, our maximum potential amount of future payments under this agreement, assuming the default of all participants, is $5,610,000 as of December 31, 2011. Our expected obligation is accrued for based on sales to the participating dealers and industry default statistics. As of December 31, 2011 we had accrued $565,000 under this guarantee. Accruals for loan guarantees are recorded as a reduction of revenue in the consolidated statement of operations.

***Contingencies*** — From time to time, we are engaged in certain legal matters arising in the ordinary course of business and in certain matters more fully described below. The results of legal proceedings cannot be predicted with certainty. Should we fail to prevail in any of these legal matters, our financial condition and results of operations could be materially adversely affected.

**Brazilian Licensee Litigation**

On March 21, 2011, the Company received a demand for arbitration with the American Arbitration Association. The demand was filed by Global Tracking Tech., Ltd. and Tracker do Brasil LTDA, which license the LoJack technology in Brazil. The demand alleged that the Company failed to maintain a patent for the stolen vehicle recovery system in Brazil and included claims for breach of contract, breach of the implied covenant of good faith and fair dealing, misrepresentation, and violation of Mass. Gen Laws c. 93A. The claimant sought $111,500,000 in damages, treble damages, and attorneys' fees and costs. On May 11, 2011, the American Arbitration Association administratively closed this matter.

Also on March 21, 2011, the Company received a separate demand for arbitration with the American Arbitration Association, filed by the same licensees, alleging breach of contract, breach of the implied covenant of good faith and fair dealing, and violation of Mass. Gen Laws c. 93A relating to product pricing and the fulfillment of purchase orders to the licensees. The claimants sought, amongst other things, $289,500,000 in actual damages, treble damages, attorneys' fees, and declaratory and injunctive relief. On July 6, 2011, claimants voluntarily withdrew their application for arbitration and Tracker do Brasil LTDA commenced the lawsuit discussed below against LoJack Ireland, requesting that a Massachusetts court order LoJack Ireland to submit to arbitration before the American Arbitration Association's International Centre for Dispute Resolution, without limitation or precondition. On July 7, 2011, LoJack Ireland was served by Tracker do Brasil LTDA with the aforementioned lawsuit which was filed in Norfolk Superior Court in Massachusetts. The lawsuit alleged interference with contractual relations, fraud and intentional misrepresentation, negligent misrepresentation, breach of contract, breach of the implied covenant of good faith and fair dealing, and violation of Mass. Gen Laws c. 93A relating to product pricing and the fulfillment of purchase orders for the licensees. The claimants sought, amongst other things, $289,500,000 in actual damages, treble damages, attorneys' fees, and declaratory and injunctive relief. The claimants also sought a court order compelling arbitration and staying the case in Norfolk Superior Court during the pendency of the arbitration. On September 1, 2011, the parties stipulated to the entry of an order that the claims in Tracker do Brasil LDTA's complaint be submitted to the International Centre for Dispute Resolution ("ICDR") for arbitration in accordance with the IDCR's rules, and that Tracker do Brasil LDTA's complaint before the Superior Court be dismissed without prejudice.

On September 27, 2011, the Company received Tracker do Brasil LTDA's re-filed arbitration demand against LoJack Equipment Ireland Ltd. before the International Centre for Dispute Resolution. The filing alleges interference with contractual relations, fraud and intentional misrepresentation, negligent misrepresentation, breach of contract, breach of the implied covenant of good faith and fair dealing, and violation of Mass. Gen Laws c. 93A relating to product pricing and the fulfillment of purchase orders to the licensee. The claimants seek, amongst other things, $55,000,000 in actual damages, treble damages, attorneys fees, declaratory and injunctive relief.

On September 27, 2011, the Company received Tracker do Brasil LTDA's re-filed arbitration demand against LoJack Equipment Ireland Ltd. before the International Centre for Dispute Resolution. The filing alleges interference with contractual relations, fraud and intentional misrepresentation, negligent misrepresentation, breach of contract, breach of the implied covenant of good faith and fair dealing, and violation of Mass. Gen Laws c. 93A relating to product pricing and the fulfillment of purchase orders to the licensee. The claimants seek, amongst other things, $55,000,000 in actual damages, treble damages, attorneys fees, declaratory and injunctive relief.

On November 22, 2011, LoJack Equipment Ireland, Ltd brought a counterclaim against Tracker do Brasil LDTA. The counterclaim asserts Tracker do Brasil LTDA's breach of contract, breach of the implied covenant of good faith and fair dealing, business defamation, negligent misrepresentation, and violation of Mass. Gen Laws

c. 93A, seeking recovery of monetary damages from past and continuing economic injury as well as damages and reasonable attorneys' fees and costs under Mass. Gen Laws c. 93A. Tracker do Brasil LDTA has contested the arbitrability of the counterclaims and LoJack Equipment Ireland, Ltd has filed a motion for summary disposition seeking to dismiss Tracker do Brasil LDTA's arbitration demand in its entirety.

Given the current stage of this matter, we cannot predict the outcome of the case nor estimate the possible loss or range of loss, if any, we could incur if there was an unfavorable outcome with respect to this litigation. However, the Company believes that it has substantial legal and factual defenses to these claims and intends to defend its interests vigorously.

**California Class Action Litigations**

*Employee Claims*

On April 5, 2006, *Mike Rutti vs. LoJack Corporation, Inc.* was filed in the United States District Court for the Central District of California, or the District Court, by a former employee alleging violations of the Fair Labor Standards Act, or the FLSA, the California Labor Code, and the California Business & Professions Code, and seeking class action status, or the Federal Court Case. In September 2007, our motion for summary judgment was granted and the District Court dismissed all of the plaintiff's federal law claims. The plaintiff appealed the grant of summary judgment to the United States Court of Appeals for the Ninth Circuit, or the Ninth Circuit, and, in August 2009, the Ninth Circuit affirmed the District Court's grant of summary judgment on all claims except as to the claim for compensation for the required postliminary data transmission, or the Data Transmission Claim, for which the dismissal was reversed. The plaintiff filed a petition for rehearing and, on March 2, 2010, the Ninth Circuit amended its decision to affirm the District Court's grant of summary judgment on all claims except as to (a) the Data Transmission Claim and (b) the claim for compensation for commuting under state law, or the Commuting Claim. The plaintiff later sought to pursue the Commuting Claim in the State Court Case defined and referenced below. The plaintiff moved for conditional certification of the Data Transmission Claim under the FLSA and, on January 14, 2011, the District Court granted the plaintiff's motion. On October 7, 2011, the parties filed a joint stipulation with the District Court stating that they had reached a settlement of the Data Transmission Claim. On November 7, 2011, the parties filed a joint motion for approval of the settlement as required by the FLSA. Pursuant to the terms of the settlement, the Federal Court Case would be dismissed, the plaintiffs would release the Company of the claims asserted in the Federal Court Case and all other wage-and-hour claims (except, in the case of two plaintiffs, the claims asserted in the State Court Case) and the Company would pay to the plaintiffs an aggregate amount of approximately $115,000 and pay to their attorneys an amount for attorneys' fees and costs to be determined by the District Court upon motion but not to exceed $1,100,000. During the year ended December 31, 2011 we recorded an accrual in the amount of $1,250,000 with respect to the terms of the Federal Court Case settlement, of which $1,100,000 remained accrued at December 31, 2011. Nothing in the settlement would constitute an admission of any wrongdoing, liability or violation of law by the Company. Rather, the Company has agreed to the settlement to resolve the Federal Court Case, thereby eliminating the uncertainties and expense of further protracted litigation. On November 28, 2011, the District Court approved the settlement with the plaintiff and dismissed the Federal Court Case with prejudice. The District Court is currently considering the plaintiff's attorney's application for payment of their fees and costs, to which the Company has filed an objection. The Company is awaiting the District Court's ruling on the attorney's fee application.

Due to the dismissal of the plaintiff's claims by the District Court in September 2007 as discussed above, in November 2007, the plaintiff and a second plaintiff filed in the Superior Court of California for Los Angeles County, or the Superior Court, *Mike Rutti, Gerson Anaya vs. LoJack Corporation, Inc.* to assert wage-and-hour claims under California law on behalf of current and former Company technicians, or the State Court Case. In September 2009, the Superior Court granted class certification with respect to nine claims and denied class certification with respect to five claims. The Company sought appellate review of this decision. On March 26, 2010, the California Court of Appeals for the Second Appellate District granted our request in part, denying certification with respect to certain claims but affirming certification with respect to certain other claims.

On July 29, 2011, the Superior Court granted class certification of the remaining claims except for a vehicle maintenance expense reimbursement claim. Thus, in the State Court Case there currently are 16 certified claims, including the Commuting Claim; a Data Transmission Claim arising under state law; claims for various amounts of unpaid time; claims for reimbursement of work tools expenses and the cost of washing a Company vehicle; claims for unfair competition under California Business and Professions Code section 17200; and claims for waiting-time penalties and penalties under the California Labor Code Private Attorneys General Act. Trial of the State Court Case is currently scheduled for July 2012.

In the State Court Case, the plaintiff, on behalf of the class, seeks unpaid wages, penalties, interest and attorneys' fees.

The Company believes that it has substantial legal and factual defenses to these claims and intends to defend its interests vigorously.

We have recorded an accrual in the amount of $970,000, with respect to certain of the above claims in the State Court Case based on our best estimates, where a potential loss is considered probable. We have estimated our range of possible loss with respect to the State Court Case to be between $970,000 and $30,000,000.

*Consumer Claims*

On June 15, 2010, a suit entitled *Louis Morin v. LoJack Corp., Inc.*, et al was filed in the Los Angeles County Superior Court of the State of California (Central District) alleging, amongst other claims, violations of the California Consumers Legal Remedies Act, the California Business and Professions Code section 17200 (unfair competition) and section 17500 (false advertising), and breach of implied warranty with respect to LoJack Early Warning for motorcycles, and seeking class action status. On July 29, 2010, the Company removed the case to the District Court. On August 23, 2010, the Company filed a motion to dismiss all claims, which was granted by the District Court on September 27, 2010, without prejudice. The dismissal without prejudice provided the plaintiff with the opportunity to amend its complaint, and on October 25, 2010, the plaintiff filed an amended complaint, for alleged fraud, violations of the California Consumers Legal Remedies Act, the California Business and Professions Code section 17200 and section 17500, and breach of implied warranty and again sought class certification. On November 12, 2010, the Company filed a motion to dismiss all claims and a motion to strike certain claims. On December 28, 2010, the District Court denied the Company's motion to dismiss. The plaintiff, on behalf of the class, sought injunctive relief, restitution, disgorgement, punitive damages, and attorneys' fees in unspecified amounts. On March 3, 2011, the plaintiff filed a motion for class certification and the Company filed its opposition to class certification on March 28, 2011.

The parties participated in a mediation hearing on March 29, 2011 and reached a settlement to resolve all claims on a class-wide basis. The District Court preliminarily approved the settlement on September 16, 2011. Pursuant to the terms of the settlement, the Company would revise its disclosures in motorcycle related marketing materials and provide class members with a twelve month extension of the terms of the Company's Limited Recovery Warranty. The Company would also pay an enhancement award of $20,000 to the named plaintiff and would pay the plaintiffs' attorneys' fees and costs up to $415,000. Under the terms of the settlement, the Company would receive a release by all potential class members who do not affirmatively opt out of the settlement. One potential class member affirmatively opted out of the settlement. Nothing in the settlement agreement constitutes an admission of any wrongdoing, liability or violation of law by the Company. Rather, the Company has signed the settlement agreement to resolve the litigation, thereby eliminating the uncertainties and expense of further protracted litigation. On December 5, 2011, final approval of the settlement was entered.

We have recorded an accrual in the amount of $570,000, with respect to the terms of the settlement, including a $135,000 accrual relating to the twelve month warranty extension, which did not have a material impact on our consolidated financial position or results of operations.

**New York Litigation**

On October 13, 2010, a suit was filed by G.L.M. Security & Sound, Inc. against LoJack Corporation in United States District Court for the Eastern District of New York, or the New York Court, alleging breach of contract, misrepresentation, and violation of the New York franchise law, violation of Mass. Gen Laws c. 93A and Robinson-Patman Act, amongst other claims. The plaintiff seeks damages of $10,000,000, punitive damages, interest and attorney's fees, and treble damages. On December 14, 2010, the Company filed a motion to dismiss all claims. On February 1, 2011, the plaintiff filed a motion to amend the complaint and sought to add a claim for breach of fiduciary duty. On February 15, 2011, the Company filed its opposition to the motion to amend and sought the dismissal of all claims.

On September 30, 2011, the New York Court ruled on the pending motions and denied, as futile, the plaintiff's request to amend the complaint with respect to the misrepresentation, New York franchise law, violation of Mass. Gen Laws c. 93A and breach of fiduciary duty claims. The New York Court granted the plaintiff permission to re-plead the tortious interference with business relations and Robinson-Patman Act claims. The breach of contract and breach of covenant of good faith and fair dealing claims also remain viable.

On October 14, 2011, the plaintiff filed a motion for reconsideration of the dismissal of the violation of Mass. Gen Laws c. 93A and the violation of the New York franchise law claims. The Company opposed such motion and is awaiting the New York Court's ruling.

On November 21, 2011, the plaintiff filed its First Amended Complaint, alleging breach of contract, breach of covenant of good faith and fair dealing, tortious interference with business relations, violation of New York Franchise Law, violation of Mass. Gen Laws c. 93A and Robinson-Patman Act, amongst other claims. The Company has moved to strike the First Amended Complaint in its entirety, including those portions of the First Amended Complaint previously dismissed or subject to the pending motion for reconsideration. The Company is awaiting the New York Court's ruling.

Given that there are still pending motions regarding which claims will survive and which will be dismissed, we cannot predict the outcome of the case nor estimate the possible loss or range of loss, if any, we could incur if there was an unfavorable outcome with respect to this litigation. However, the Company believes that it has substantial legal and factual defenses to these claims and intends to defend its interests vigorously.

**ICMS Tax Assessment**

On November 11, 2011, our subsidiary, LoJack do Brasil LTDA received notification of an inspection by the tax authorities of the state of Sao Paolo, Brazil regarding the payment of ICMS (State VAT taxes) tax. The notification concerns imports which occurred during the time period from January 1, 2007 through December 31, 2009. The Company believes that this inspection could lead to a potential assessment. The inspection and potential assessment arise from a long running dispute between the Brazilian states of Espirito Santo and Sao Paolo regarding to which state companies like LoJack do Brasil LTDA should pay ICMS tax on imports.

The Company believes that the potential assessment would be based upon the value of the goods that were imported into Brazil during this time period. As of the date hereof, we estimate that a loss is not probable and that the range of possible loss related to this potential assessment is from $0 to $1,200,000, including penalties and interest that are generally imposed on similar types of tax assessments in Brazil.

In the event that we do receive a tax assessment, the Company believes that it has substantial legal and factual defenses and will plan to defend its interests vigorously.

**Battery Evaluation**

Subsequent to our fiscal 2011 year end, we identified some batteries manufactured for us by a third party that do not meet our technical specifications. These batteries relate to our Early Warning product for the North American market. We are in the early stages of investigating the matter and have notified our battery manufacturer, our contract manufacturers and our insurance carrier regarding the issue. Our relevant insurance policy provides up to $5,000,000 of coverage and includes a self-insured retention of $100,000. We believe this policy could minimize the possible financial exposure from this issue. We have estimated a probable loss of $125,000 and estimated a range of possible loss from $125,000 to $2,700,000 before any insurance or third party recovery. To date, we have not received confirmation from our insurance carrier that the full cost of this issue will be covered by insurance.

## 11. EMPLOYEE BENEFIT PLANS

We have a profit sharing plan with a Section 401(k) feature to provide retirement benefits covering substantially all of our full-time domestic employees. Under the provisions of the plan, employees are eligible to contribute a portion of their compensation within certain limitations as established by the plan and the Internal Revenue Code. On March 26, 2009, our Board of Directors amended the Company's 401(k) Plan to make the Company's match of employee contributions discretionary on the part of the Company. Pursuant to that authority, as of such date, we suspended all matching contributions for the year ended December 31, 2009. Our Board of Directors elected to match 50% of employee contributions (100% of employee contributions for those individuals with more than five years of service) up to a maximum of 6% of the participants' compensation, for the years ended December 31, 2011 and 2010, subject to certain limitations. Company contributions become fully vested after five years of continuous service. Company contributions related to the plan were approximately $1,377,000 and $1,022,000 for the years ended December 31, 2011 and 2010, respectively.

We also maintain a nonqualified deferred compensation plan for the benefit of our key employees. The plan allows for eligible employees to defer a percentage of their total cash compensation. We typically match 50% of employee contributions (100% of employee contributions for those individuals with more than five years of service) up to a maximum of 6% of their total cash compensation. Company contributions become 100% vested three years after contribution. We may also make discretionary contributions to the deferred compensation plan. On March 26, 2009, we suspended all matching contributions to the nonqualified deferred compensation plan for the remainder of the year ended December 31, 2009. Matching contributions to the nonqualified deferred compensation plan were not resumed during the years ended December 31, 2011 or 2010. Prior to suspension of all matching contributions, Company contributions related to the plan were approximately $34,000 for the year ended December 31, 2009.

Our investments associated with our nonqualified deferred compensation plan consist of mutual funds that are publicly traded and for which market prices are readily available. The investments of the deferred compensation plan are included in other assets at fair value (also refer to Note 6). Investments related to the deferred compensation plan are classified as trading securities and reported at fair value with unrealized gains and losses included in other income (expense) in the consolidated statement of operations. The other income (expense) is offset in equal amounts by adjustments to compensation expense recognized and included in general and administrative expenses. Our investments in the deferred compensation plan are reported as long-term assets on our consolidated balance sheets. Our liabilities to the participants in the deferred compensation plan, which are equal to the fair value of the assets in the plan are reported as long-term accrued compensation on our consolidated balance sheets.

## 12. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

We have three separately managed and reported business segments: North America, International and All Other. The accounting policies of our segments are consistent with those policies described in Note 1.

Our North America segment includes our domestic operation which sells products that operate in all or a portion of 28 states and the District of Columbia, in the United States as well as Boomerang, a provider of stolen vehicle recovery products and services in Canada.

Our International segment sells products, licenses or owns and operates LoJack proprietary vehicle recovery technology in 32 countries and territories throughout Europe, Africa and Latin and South America and our wholly owned subsidiary in Italy, LoJack Italia, SRL, or LoJack Italia.

In 2008, we acquired the assets of Locator Systems (now known as LoJack SafetyNet) and SCI, providers of technology for the tracking and rescue or recovery of people at risk of wandering and valuable cargo and business information, respectively. The financial statement impact of these businesses is included in the All Other segment below.

The following table presents information about our operating segments for 2011, 2010 and 2009 (in thousands). Certain general overhead costs have been allocated to the North America and International segments based on methods considered to be reasonable by our management.

| | North America Segment | International Segment | All Other | Consolidated |
|---|---|---|---|---|
| **Year ended December 31, 2011** | | | | |
| Revenue | $ 95,837 | $41,886 | $ 3,098 | $140,821 |
| Depreciation and amortization | 5,718 | 423 | 285 | 6,426 |
| Operating (loss) income | (7,187) | 11,292 | (1,540) | 2,565 |
| Capital expenditures | 4,395 | 283 | 31 | 4,709 |
| Segment assets | 60,703 | 50,080 | 3,500 | 114,283 |
| Deferred revenue | 34,829 | 3,168 | 440 | 38,437 |
| **Year ended December 31, 2010** | | | | |
| Revenue | $ 96,228 | $46,900 | $ 3,507 | $146,635 |
| Depreciation and amortization | 6,729 | 422 | 430 | 7,581 |
| Operating (loss) income(1) | (11,672) | 13,541 | (2,254) | (385) |
| Capital expenditures | 3,054 | 147 | 50 | 3,251 |
| Segment assets | 71,504 | 47,150 | 3,657 | 122,311 |
| Deferred revenue | 47,698 | 2,668 | 292 | 50,658 |
| **Year ended December 31, 2009** | | | | |
| Revenue | $ 95,775 | $36,063 | $ 3,175 | $135,013 |
| Depreciation and amortization | 7,885 | 447 | 465 | 8,797 |
| Impairment of intangible assets and goodwill | 14,038 | — | — | 14,038 |
| Operating loss(2) | (32,937) | (8,582) | (2,667) | (44,186) |
| Capital expenditures | 4,596 | 180 | 502 | 5,278 |
| Segment assets | 99,020 | 43,822 | 4,648 | 147,490 |
| Deferred revenue | 56,017 | 1,682 | 184 | 57,883 |

(1) We have reallocated approximately $6,222,000 of certain general overhead costs for 2010 from the North America segment to the International segment, from what was previously reported in error in the fiscal year 2010 consolidated financial statements. The adjustment to the disclosure has no effect on the consolidated financial statements.

(2) In the year ended December 31, 2009, we recognized a charge of $18,250,000 related to a legal settlement entered into with our former licensee in China. Based on management's analysis, we allocated the settlement charge equally between LoJack Corporation, and LoJack Ireland, which are in our North America and International segments, respectively.

The following table presents information about our geographic revenue, based on the location of our customers, for 2011, 2010 and 2009 (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| United States | $ 87,877 | $ 87,018 | $ 86,392 |
| Africa | 12,655 | 12,443 | 2,853 |
| Latin American and Caribbean countries | 22,545 | 28,684 | 28,103 |
| Canada | 11,058 | 12,717 | 12,558 |
| Europe | 6,686 | 5,773 | 5,107 |
| Total | $140,821 | $146,635 | $135,013 |

The following table presents information about our revenue, by product and service lines, for 2011, 2010 and 2009 (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Products | $ 87,752 | $ 94,600 | $ 83,843 |
| Early Warning Products | 26,215 | 27,284 | 26,447 |
| Warranties | 13,830 | 11,541 | 12,264 |
| Services | 13,024 | 13,210 | 12,459 |
| Total | $140,821 | $146,635 | $135,013 |

The following table presents information about our long-lived assets as of December 31, 2011, 2010 and 2009 (in thousands):

| | December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| United States | $11,276 | $12,417 | $15,246 |
| Canada | 1,100 | 1,461 | 2,135 |
| Europe and other | 1,050 | 1,236 | 1,604 |
| Total | $13,426 | $15,114 | $18,985 |

## 13. UNAUDITED QUARTERLY RESULTS

Our unaudited quarterly results are summarized below (in thousands, except per share data):

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **Year Ended December 31, 2011** | | | | |
| Revenue | $30,339 | $ 33,521 | $34,492 | $42,469 |
| Gross profit | 15,040 | 17,109 | 17,775 | 22,965 |
| Net income(loss) | (1,632) | 200 | (1,790) | 4,610 |
| Net income (loss) attributable to LoJack Corporation | (1,606) | 221 | (1,783) | 4,597 |
| Basic earnings (loss) per share attributable to LoJack Corporation | $ (0.09) | $ 0.01 | $ (0.10) | $ 0.26 |
| Diluted earnings (loss) per share attributable to LoJack Corporation | $ (0.09) | $ 0.01 | $ (0.10) | $ 0.26 |
| **Year Ended December 31, 2010** | | | | |
| Revenue | $30,788 | $ 37,351 | $38,485 | $40,011 |
| Gross profit | 14,456 | 19,498 | 19,359 | 20,361 |
| Net income(loss) | (5,659) | (18,403)(1) | 2,674 | 2,752 |
| Net income (loss) attributable to LoJack Corporation | (5,578) | (18,199)(1) | 2,723 | 2,748 |
| Basic earnings (loss) per share attributable to LoJack Corporation | $ (0.32) | $ (1.05) | $ 0.16 | $ 0.16 |
| Diluted earnings (loss) per share attributable to LoJack Corporation | $ (0.32) | $ (1.05) | $ 0.15 | $ 0.15 |

(1) In the second quarter of 2010, we recorded a non-cash tax charge of $15,127,000 to establish a valuation allowance for our net U.S. deferred tax assets.

## ITEM 9 — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A — CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively) have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

### Changes in Internal Control Over Financial Reporting

There were no significant changes in the our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

### Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of financial reporting. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Our internal control over financial reporting was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report appearing on page 53.

## ITEM 9B — OTHER INFORMATION

None.

## PART III

## ITEM 10 — DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

### Code of Ethics

Our Amended and Restated Code of Business Conduct and Ethics, or the Code of Business Conduct and Ethics, applies to our directors, officers and employees. The Code of Business Conduct and Ethics is posted on our website, www.lojack.com, under the heading "ABOUT US", then under the heading "Investor Relations – Corporate Governance". Any waiver for directors or executive officers from a provision of the Code of Business Conduct and Ethics must be approved by our Board of Directors and shall be disclosed on a Form 8-K within four business days. Additionally, we intend to satisfy our disclosure requirement regarding any amendment to the Code of Business Conduct and Ethics by posting such information on our website within four business days.

Our website address is included in this Annual Report on Form 10-K as a textual reference only and the information in our website is not incorporated by reference into this Annual Report on Form 10-K.

See Item 1, Business — Executive Officers of the Registrant.

The remainder of the information required by this Item 10 is incorporated herein by reference to our definitive Proxy Statement for our Annual Meeting of Stockholders to be held May 17, 2012, or our definitive Proxy Statement, under the headings "Proposal No. 1 — Election of Directors," "Corporate Governance" and "Security Ownership of Certain Beneficial Owners and Management Shareholders".

## ITEM 11 — EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference to the information appearing in our definitive Proxy Statement under the headings "Executive Compensation" and "Compensation of Directors" and "Proposal No. 1 — Election of Directors."

## ITEM 12 — SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is incorporated herein by reference to the information appearing in our definitive Proxy Statement under the headings "Security Ownership of Certain Beneficial Owners and Management Shareholders" and "Securities Authorized For Issuance Under Equity Compensation Plans."

## ITEM 13 — CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference to our definitive Proxy Statement under the headings "Policy Governing Related Person Transactions" and "Corporate Governance."

## ITEM 14 — PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated herein by reference to our definitive Proxy Statement under the heading "Auditors."

## PART IV

## ITEM 15 — EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) ***Financial Statements***

The following documents are filed as part of this annual report:

The financial statements and report of the independent registered public accounting firm required by this Item are included in Part II, Item 8.

(b) ***Exhibits***

| | |
|---|---|
| 3A. | Amended and Restated By-Laws (incorporated by reference to the Company's Current Report on Form 8-K, filed on February 17, 2011, File No. 001-08439). |
| 3B. | Restated Articles of Organization, as amended (incorporated by reference to the Company's Current Report on Form 8-K, filed on October 13, 2004, File No. 001-08439). |
| 4A. | Amended Specimen Share Certificate (incorporated by reference to Exhibit 4A to File No. 2-98609). |
| 10A.++ | Restated and Amended Stock Incentive Plan, as restated February 28, 2001, and as amended on October 11, 2001 and December 23, 2002 (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed on February 17, 2011, File No. 001-08439 ("2002 Form 10-K")). |
| 10B.++ | Form of Senior Management Option Agreement (incorporated by reference to the 2002 Form 10-K). |
| 10C.++ | Form of Non-Employee Director Option Agreement (incorporated by reference to the 2002 Form 10-K). |
| 10D.++ | LoJack Corporation 2003 Stock Incentive Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 001-08439 ("the 2003 Form 10-K")). |
| 10E.++ | Form of LoJack Corporation 2003 Stock Incentive Plan Stock Option Agreement (incorporated by reference to the 2003 Form 10-K). |
| 10F. | Boomerang Tracking Inc. Amendment to the Bell Mobility Contract (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004, File No. 001-08439). |
| 10G.++ | Forms of Single and Double Trigger Change of Control Agreements (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Commission on January 27, 2006, File No. 001-08439). |
| 10H.++* | Forms of Change of Control Agreement (filed herewith). |
| 10I. | Preferred Stock Purchase Agreement by and between SCIN, Inc. and LoJack Corporation dated October 12, 2006. (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed with Commission on November 9, 2006, File No. 001-08439). |
| 10J.++ | Retirement and Noncompetition Agreement by and between Joseph F. Abely and LoJack Corporation, dated November 17, 2006 (incorporated by reference to the Company's Current Report on Form 8-K, filed with Commission on November 21, 2006, File No. 001-08439). |
| 10K.++ | Amendment No. 5 to the LoJack Corporation 2003 Stock Incentive Plan (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Commission on November 5, 2007, File No. 001-08439). |
| 10L.++ | LoJack Corporation Amended and Restated Non-Qualified Deferred Compensation Plan (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Commission on February 20, 2008, File No. 001-08439). |
| 10M.++ | 2009 Amendment to the LoJack Corporation Amended and Restated Non-Qualified Deferred Compensation Plan as of January 1, 2009 (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Commission on March 31, 2009, File No. 001-08439). |
| 10N.++ | 2010 Amendment to the LoJack Corporation Amended and Restated Non-Qualified Deferred Compensation Plan (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Commission on February 17, 2010, File No. 001-08439). |

| | |
|---|---|
| 10O. | Agreement for the Manufacturing & Supply of VLU 5 Products, by and between Plextek Limited, LoJack Equipment Ireland Limited, and LoJack Operating Company LP, effective January 1, 2008 (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed with the Commission on May 12, 2008, File No. 001-08439 (portions of this exhibit have been omitted pursuant to a grant of confidential treatment)). |
| 10P.++ | LoJack Corporation 2008 Stock Incentive Plan (incorporated by reference to Exhibit A of the Company's Proxy Statement dated April 9, 2008, filed with the Commission on April 9, 2009, File No. 001-08439). |
| 10Q.++ | Amendment to the LoJack Corporation 2008 Stock Incentive Plan (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Commission on May 27, 2009, File No. 001-08439). |
| 10R.++ | Form of LoJack Corporation 2008 Stock Incentive Plan Stock Option Agreement (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Commission on May 22, 2008, File No. 001-08439). |
| 10S.++ | Form of LoJack Corporation 2008 Stock Incentive Plan Restricted Stock Agreement (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Commission on May 22, 2008, File No. 001-08439). |
| 10T.++ | Form of LoJack Corporation 2008 Stock Incentive Plan Restricted Stock Agreement (Incentive Stock) (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Commission on May 22, 2008, File No. 001-08439). |
| 10U.++ | Second Amendment to 2008 Restatement of the LoJack Corporation 401(k) Retirement Plan effective as of January 1, 2009 (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Commission on March 31, 2009, File No. 001-08439). |
| 10V.++ | Summary of LoJack Corporation Director Compensation (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Commission on May 27, 2009, File No. 001-08439). |
| 10W.++ | LoJack Corporation Annual Incentive Plan (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Commission on February 17, 2010, File No. 001-08439). |
| 10X. | Multicurrency Revolving Credit Agreement dated as of December 29, 2009 by and among LoJack Corporation, RBS Citizens, N.A. and TD Bank, N.A. (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Commission on January 5, 2010, File No. 001-08439). |
| 10Y. | First Amendment to Credit Agreement dated as of June 30, 2010 by and among LoJack Corporation, RBS Citizens, N.A. and TD Bank, N.A. (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Commission on July 1, 2010, File No. 001-08439). |
| 10Z. | Second Amendment to Credit Agreement dated as of December 29, 2010 by and among LoJack Corporation, RBS Citizens, N.A. and TD Bank, N.A. (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Commission on January 4, 2011, File No. 001-08439). |
| 10AA. | Pledge Agreement dated September 22, 2009 between LoJack Corporation and certain affiliates and RBS Citizens, National Association (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Commission on September 23, 2009, File No. 001-08439). |
| 10BB.++ | Retirement Agreement dated February 17, 2010 by and between Mr. Thomas A. Wooters and LoJack Corporation (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed with Commission on May 10, 2010, File No. 001-08439). |
| 10CC. | Agreement for Manufacture, between LoJack Corporation and LoJack Equipment Ireland Limited and Celestica Corporation, effective November 25, 2010 (incorporated by reference to the Amendment to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, File No. 001-08439 ("the 2010 Form 10-K/A" (portions of this exhibit have been omitted pursuant to a request for confidential treatment))). |
| 10DD.++ | Separation Agreement between LoJack Corporation and Paul J. Weichselbaum, effective as of September 16, 2011. (incorporated by reference to the Company's Current Report on Form 8-K, filed on November 9, 2011, File No. 001-08439). |

| | |
|---|---|
| 10EE. | Summary of the Retirement of Richard T. Riley. (incorporated by reference to the Company's Current Report on Form 8-K, filed on November 9, 2011, File No. 001-08439). |
| 21.* | Subsidiaries of the Registrant. |
| 23.1* | Consent of KPMG LLP. |
| 23.2* | Consent of Deloitte & Touche LLP. |
| 31.1.* | Rule 13a-14(a)/15(d) — 14(a) Certification. |
| 31.2.* | Rule 13a-14(a)/15(d) — 14(a) Certification. |
| 32.** | Certification Pursuant to 18 U.S.C Section 1350. |
| 101** | The following materials from this Annual Report on Form 10-K for the year ended December 31, 2011, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements tagged as blocks of text. |

---

* Indicates an exhibit which is filed herewith.

** Indicates an exhibit which is furnished herewith.

++ Indicates an exhibit which constitutes a management contract or compensatory plan or arrangement.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**LOJACK CORPORATION**
(Registrant)

By: /s/ RANDY L. ORTIZ Date: March 13, 2012

**Randy L. Ortiz**
**President and Chief Executive Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacity and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ RICHARD T. RILEY<br>**Richard T. Riley** | Executive Chairman | March 13, 2012 |
| /s/ RANDY L. ORTIZ<br>**Randy L. Ortiz** | President and Chief Executive Officer (principal executive officer) | March 13, 2012 |
| /s/ DONALD R. PECK<br>**Donald R. Peck** | Executive Vice President and Chief Financial Officer (principal financial officer) | March 13, 2012 |
| /s/ CASEY DELANEY<br>**Casey Delaney** | Vice President and Controller (principal accounting officer) | March 13, 2012 |
| /s/ RORY J. COWAN<br>**Rory J. Cowan** | Director | March 13, 2012 |
| /s/ GARY E. DILTS<br>**Gary E. Dilts** | Director | March 13, 2012 |
| /s/ MARCIA J. HOOPER<br>**Marcia J. Hooper** | Director | March 13, 2012 |
| /s/ JOHN H. MACKINNON<br>**John H. MacKinnon** | Director | March 13, 2012 |
| /s/ ROBERT J. MURRAY<br>**Robert J. Murray** | Director | March 13, 2012 |
| /s/ ROBERT L. REWEY<br>**Robert L. Rewey** | Director | March 13, 2012 |
| /s/ HARVEY ROSENTHAL<br>**Harvey Rosenthal** | Director | March 13, 2012 |

**Executive Officers**

Richard T. Riley
*Executive Chairman*

Randy L. Ortiz
*President and Chief Executive Officer*

Donald R. Peck
*Executive Vice President and Chief Financial Officer*

Steven G. Schlerf
*Senior Vice President, Order Fulfillment*

Kevin M. Mullins
*Senior Vice President and General Manager (U.S. Automotive)*

Thomas M. Camp
*Senior Vice President and General Manager (International)*

Richard Ross
*Vice President of Global Supply Chain*

Scott J. Tripp
*Vice President of Domestic Operations*

**Board of Directors**

Richard T. Riley
*Executive Chairman*

Randy L. Ortiz
*President and Chief Executive Officer*

Rory J. Cowan
*Chairman of the Board & Chief Executive Officer, Lionbridge Technologies*

Gary E. Dilts
*Principal, Automotive Command LLC and Managing Partner, Veritas Automotive and Machinery*

Marcia J. Hooper
*President , HooperLewis, LLC*

John H. MacKinnon
*Retired, formerly Partner, PricewaterhouseCoopers, LLP*

Robert J. Murray
*Retired, formerly Chairman of the Board of Directors, New England Business Service, Inc.*

Robert L. Rewey
*Retired, formerly Group Vice President of North American Operations & Global Consumer Service, Ford Motor Company*

Harvey Rosenthal
*Retired, formerly President and Chief Operating Officer, Melville Corporation*